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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                              Amendment No. 1

                                 FORM 10/A

                  GENERAL FORM FOR REGISTRATION OF SECURITIES
                      PURSUANT TO SECTION 12(B) OR (G) OF
                      THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                          HUDSON VALLEY HOLDING CORP.
             (Exact Name of Registrant as Specified in Its Charter)

               New York                                   13-3148745
     (State or Other Jurisdiction                      (I.R.S. Employer
   of Incorporation or Organization)                 Identification No.)

                               21 Scarsdale Road
                            Yonkers, New York 10707
                                 (914) 961-6100

              (Address, including Zip Code, and telephone number, including area code, of Registrant's Principal Executive Offices)

     Securities to be Registered Pursuant to Section 12(b) of the Act: None

       Securities to be Registered Pursuant to Section 12(g) of the Act:

          Title of Each Class                   Name of Each Exchange on Which
          to be so Registered                   Each Class is to be Registered
          -------------------                   ------------------------------
             Common Stock,                                   None
       par value $.20 per share

    Correspondence concerning this Registration Statement should be sent to:

      Stephen R. Brown                               Martin L. Budd
      Hudson Valley Holding Corp.                    Day, Berry & Howard LLP
      21 Scarsdale Road                              One Canterbury Green
      Yonkers, New York 10707                        Stamford, Connecticut 06901
      (914) 961-6100                                 (203) 977-7300

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

                             CROSS REFERENCE SHEET

 Form 10 Item Number                      Section of Registration Statement
 -------------------                      ---------------------------------
 Item 1.  Business                        Business

 Item 2.  Financial Information           Selected Financial Data; Management's
                                          Discussion and Analysis of Financial
                                          Condition and Results of Operations

 Item 3.  Property                        Business

 Item 4.  Security Ownership of Certain
          Beneficial Owners and           Security Ownership of Certain
          Management                      Beneficial Owners and Management

 Item 5.  Directors and Executive         Management
          Officers

 Item 6.  Executive Compensation          Executive Compensation

 Item 7.  Certain Relationships and       Certain Relationships and Related
          Related Transactions            Transactions

 Item 8.  Legal Proceedings               Business

 Item 9.  Market Price of and Dividends   Market Price and Dividend Policy
          on the Registrant's Common
          Equity and Related
          Stockholder Matters

 Item 10. Recent Sales of Unregistered    Recent Sales of Unregistered
          Securities                      Securities

 Item 11. Description of Registrant's     Description of Securities
          Securities to be Registered

 Item 12. Indemnification of Directors    Indemnification of Directors and
          and Officers                    Officers

 Item 13. Financial Statements and        Consolidated Financial Statements
          Supplementary Data

 Item 14. Changes in and Disagreements    Not Applicable
          with Accountants on
          Accounting and Financial
          Disclosure

 Item 15. Financial Statements and        Index to Consolidated Financial
          Exhibits                        Statements; Exhibits

                               TABLE OF CONTENTS

                                                                          Page
                                                                          ----

Hudson Valley Holding Corp...............................................   1

Risk Factors.............................................................   1

Forward-Looking Statements...............................................   5

Business.................................................................   5

Selected Financial Data..................................................  14

Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  15

Market Price and Dividend Policy.........................................  51

Management...............................................................  52

Executive Compensation...................................................  55

Certain Relationships and Related Transactions...........................  59

Security Ownership of Certain Beneficial Owners and Management...........  61

Description of Securities................................................  62

Indemnification of Directors and Officers................................  63

Where to Find More Information...........................................  63

Recent Sales of Unregistered Securities..................................  64

Index to Consolidated Financial Statements............................... F-1

Consolidated Financial Statements........................................ F-2

Index to Exhibits

                          HUDSON VALLEY HOLDING CORP.

   Hudson Valley Holding Corp. (the "Company") is a New York corporation founded in 1982. The Company is registered as a bank holding company under the Bank Holding Company Act of 1956.

   The Company provides financial services through its wholly-owned subsidiary, Hudson Valley Bank (the "Bank"), a New York chartered commercial bank established in 1972. The Bank is the largest independent bank headquartered in Westchester County, New York. The Bank has 13 branch offices in Westchester County and 1 in Bronx County, New York. We anticipate opening an additional facility in Bronx County in 2000. The Company and the Bank derive substantially all of their revenue and income from providing banking and related services to small and medium-sized businesses, professionals, municipalities, not-for-profit organizations and individuals located in Westchester County and, to a lesser extent, the Bronx.

   Our principal executive offices are located at 21 Scarsdale Road, Yonkers, New York 10707.

                                  RISK FACTORS

   An investment in our common stock involves a significant degree of risk, including the risks described below.

Our markets are intensely competitive, and our principal competitors are larger than us.

   We face significant competition both in making loans and in attracting deposits. This competition is based on, among other things, interest rates and other credit and service charges, the quality of services rendered, the convenience of the banking facilities, the range and type of products offered and the relative lending limits in the case of loans to larger commercial borrowers. The Westchester County and Bronx County area of New York has a very high density of financial institutions, many of which are branches of institutions which are significantly larger than us and have greater financial resources and higher lending limits. Many of these institutions offer services that we do not or cannot provide. Nearly all such institutions compete with us to varying degrees.

   Our competition for loans comes principally from commercial banks, savings banks, savings and loan associations, credit unions, mortgage banking companies, insurance companies and other financial service companies. Our most direct competition for deposits has historically come from commercial banks, savings banks, savings and loan associations, and money market funds and other securities funds offered by brokerage firms and other similar financial institutions. We face additional competition for deposits from non-depository competitors such as the mutual fund industry, securities and brokerage firms, and insurance companies.

   Competition may increase in the future as a result of regulatory change in the financial services industry. We expect to face increased competitive pressure from non-banking sources as a result of the passage by Congress of the Financial Services Modernization Act of 1999 (the "Gramm-Leach-Bliley Act"), which permits banks and bank holding companies to affiliate more easily with other financial service institutions, such as insurance companies and brokerage firms. Although the impact of this legislation on us cannot be predicted, it is likely that financial institutions in our market will begin to offer a wider range of services. Because of our smaller size, we may have less opportunity to take advantage of the flexibility offered by the new legislation.

We operate in a highly regulated industry and could be adversely affected by governmental monetary policy or regulatory change.

   The Company, as a bank holding company, and the Bank are subject to regulation by several government agencies, including the Federal Reserve Board, the Federal Deposit Insurance Corporation, the New York Superintendent of Banks, and the Banking Board of the State of New York. Changes in governmental economic and monetary policy not only can affect the ability of the Bank to attract deposits and make loans, but can also affect the demand for business and personal lending and for real estate mortgages.

   Government regulations affect virtually all areas of our operations, including our range of permissible activities, products and services, the geographic locations in which our services can be offered, the amount of capital required to be maintained to support operations, the right to pay dividends and the amount which the Bank can pay to obtain deposits. The passage of the Gramm-Leach-Bliley Act, which permits banks and bank holding companies to affiliate more easily with other financial service firms, could significantly change the nature of the financial services market over the next few years. There can be no assurance that we will be able to adapt successfully to changes initiated by this or other governmental or regulatory action.

Our income is sensitive to changes in interest rates.

   The Bank's profitability, like that of most banking institutions, depends to a large extent upon its net interest income. Net interest income is the difference between interest income received on interest-earning accounts, including loans and securities, and the interest paid on interest-bearing liabilities, including deposits and borrowings. Accordingly, the Bank's results of operations and financial condition depend largely on movements in market interest rates and its ability to manage its assets and liabilities in response to such movements.

   The Bank tries to manage its interest rate risk exposure by closely monitoring its assets and liabilities in an effort to reduce the effects of changes in interest rates primarily by altering the mix and maturity of the Bank's loans, investments and funding sources.

   The Bank is currently positioned to benefit from a falling interest rate environment. Significant rate increases could have an adverse effect on the Bank's net interest income by decreasing the spread between the rates earned on assets and paid on liabilities. Changes in interest rates also affect the volume of loans originated by the Bank, as well as the value of its loans and other interest-earning assets, including investment securities.

   In addition, changes in interest rates may result in an increase in higher cost deposit products within the Bank's existing portfolio, as well as a flow of funds away from bank accounts into direct investments (such as U.S. Government and corporate securities, and other investment instruments such as mutual funds) to the extent that the Bank does not pay competitive rates of interest. "See Management's Discussion and Analysis of Financial Condition-- Market Risk."

There is currently no active market for the common stock and there can be no assurance that a market will develop.

   Our common stock trades from time to time in the over-the-counter bulletin board market under the symbol "HUVL." Trading in this market is sporadic. In the absence of an active market for our common stock, there can be no assurance that a shareholder will be able to find a buyer for his or her shares. Stock prices as a whole may also be lower than they would be if an active market were to develop, and may tend to fluctuate more dramatically.

   We have not determined whether we will apply for the listing of the common stock on the American Stock Exchange ("AMEX") or another securities exchange. If we do apply for such listing, there can be no assurance that the common stock will be listed on the AMEX or any securities exchange. Even if we successfully list the common stock on the AMEX or another securities exchange, there can be no assurance that any organized public market for the securities will develop or that there will be any private demand for the common stock. We could also fail to meet the requirements for continued inclusion on the AMEX or such other exchange, such as the requirement relating to the minimum number of public shareholders or the aggregate market value of publicly held shares.

   The liquidity of the common stock depends upon the presence in the marketplace of willing buyers and sellers. Liquidity also may be limited by other factors, including restrictions imposed on the common stock by shareholders.

   The Company has historically created a secondary market for its stock by issuing offers to repurchase shares from any shareholder. However, the Company is not obligated to issue such offers to repurchase shares in the future and may discontinue or limit such offers at any time.

   If the common stock is not listed on an exchange, it may not be accepted as collateral for loans, or if accepted, its value may be substantially discounted. As a result, investors should regard the common stock as a long-term investment and should be prepared to bear the economic risk of an investment in the common stock for an indefinite period. Investors who may need or wish to dispose of all or a part of their investments in the common stock may not be able to do so except by private, direct negotiations with third parties.

The development of a market for the common stock could be limited by existing agreements with respect to resale.

   A significant number of our shareholders are current or former directors and employees (or their family members) who purchased their shares subject to various Stock Restriction Agreements. Pursuant to these Stock Restriction Agreements, we enjoy a right of first refusal if the shareholder proposes to sell his or her shares to a third party. Historically, we have exercised our right of first refusal and have purchased a substantial portion of the shares offered to us pursuant to the Stock Restriction Agreements. Our repurchase of stock has effectively created a secondary market for the stock. We have no obligation to repurchase the common stock under the Stock Restriction Agreements or otherwise and there can be no assurance that we will purchase any additional stock in the future. If we continue to exercise our right to repurchase shares subject to the Stock Restriction Agreements, this will limit the availability of shares in public markets.

Government regulation restricts our ability to pay cash dividends.

   Dividends from the bank are the only significant source of cash for the Company. However, there are various statutory and regulatory limitations regarding the extent to which the Bank can pay dividends or otherwise transfer funds to the Company. Federal and state bank regulatory agencies also have the authority to limit further the Bank's payment of dividends based on such factors as the maintenance of adequate capital for the Bank, which could reduce the amount of dividends otherwise payable. The Company paid a cash dividend to our shareholders of $1.02 per share in 1999, $0.82 per share in 1998 and $0.56 per share in 1997 (adjusted for subsequent stock dividends). Under applicable banking statutes, at December 31, 1999, the Bank could have declared dividends of approximately $27.2 million to the Company without prior regulatory approval, which would have enabled the Company to pay an additional dividend of approximately $6.40 per share without prior regulatory approval. No assurance can be given that the Bank will have the profitability necessary to permit the payment of dividends in the future; therefore, no assurance can be given that the Company would have any funds available to pay dividends to shareholders.

   Federal and state agencies require the Company and the Bank to maintain adequate levels of capital. The failure to maintain adequate capital or to comply with applicable laws, regulations and supervisory agreements could subject the Company, the Bank or its subsidiaries to federal and state enforcement provisions, such as the termination of deposit insurance, the imposition of substantial fines and other civil penalties and, in the most severe cases, the appointment of a conservator or receiver for a depositary institution. Moreover, dividends can be restricted by any of the Bank's regulatory authorities if the agency believes that the Bank's financial condition warrants such a restriction.

   In addition, the Company's ability to declare and pay dividends is restricted under the New York Business Corporation Law, which provides that dividends may only be paid by a corporation out of its surplus.

   In the event of a liquidation or reorganization of the Bank, the ability of holders of debt and equity securities of the Company to benefit from the distribution of assets from the Bank upon any such liquidation or reorganization would be subordinate to prior claims of creditors of the Bank (including depositors), except to the extent that the Company's claim as a creditor may be recognized. The Company is not currently a creditor of the Bank.

We may incur liabilities under federal and state environmental laws with respect to foreclosed properties.

   Approximately 66% of the loans held by the Bank as of December 31, 1999 were secured by real estate. Approximately half of these loans were commercial real estate loans, with most of the remainder being for single or multi-family residences. The Bank currently does not own any property acquired on foreclosure. However, the Bank has in the past and may in the future acquire properties through foreclosure on loans in default. Under federal and state environmental laws, the Bank could face liability for some or all of the costs of removing hazardous substances, contaminants or pollutants from properties acquired by the Bank on foreclosure. While other persons might be primarily liable, such persons might not be financially solvent or able to bear the full cost of the clean up. It is also possible that a lender that has not foreclosed on property but has exercised unusual influence over the borrower's activities may be required to bear a portion of the clean up costs under federal or state environmental laws.

A downturn in the economy in our market area would adversely affect our loan portfolio and our growth potential.

   Our lending market area is concentrated in Westchester County, New York and, to a lesser extent, Bronx County, New York with a primary focus on small to medium-sized businesses located in this area. Accordingly, the asset quality of our loan portfolio is largely dependent upon the area's economy and real estate markets. A downturn in the economy in our primary lending area would adversely affect our operations and limit our future growth potential.

Technological change may affect our ability to compete.

   The banking industry is undergoing rapid technological changes, with frequent introductions of new technology-driven products and services. In addition to improving customer services, the effective use of technology increases efficiency and enables financial institutions to reduce costs. Our future success will depend, in part, on our ability to address the needs of customers by using technology to provide products and services that will satisfy customer demands, as well as to create additional efficiencies in our operations. Many of our competitors have substantially greater resources to invest in technological improvements. There can be no assurance that we will be able to effectively implement new technology-driven products and services or be successful in marketing such products and services to the public.

   In addition, because of the demand for technology-driven products, banks are increasingly contracting with outside vendors to provide data processing and core banking functions. The use of technology-related products, services, delivery channels and processes expose a bank to various risks, particularly transaction, strategic, reputation and compliance risk. There can be no assurance that we will be able to successfully manage the risks associated with our increased dependency on technology.

Our profitability depends on our customers' ability to repay their loans and our ability to make sound judgments concerning credit risk.

   There are risks inherent in making all loans, including risks with respect to the period of time over which loans may be repaid, risks resulting from changes in economic conditions, risks inherent in dealing with individual borrowers, and, in the case of a collateralized loan, risks resulting from uncertainties about the future value of the collateral. We maintain an allowance for loan losses based on, among other things, historical experience, an evaluation of economic conditions, and regular reviews of delinquencies and loan portfolio quality. Our judgment as to the adequacy of the allowance is based upon a number of assumptions which we believe to be reasonable but which may or may not prove to be correct. Thus, there can be no assurance that charge-offs in future periods will not exceed the allowance for loan losses or that additional increases in the allowance for loan losses will not be required. Additions to the allowance for loan losses would result in a decrease in net income and capital.

                           FORWARD-LOOKING STATEMENTS

   This Registration Statement on Form 10 contains forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements relate to future events or our future financial performance. We have attempted to identify forward-looking statements by terminology including "anticipates," "believes," "can," "continue," "could," "estimates," "expects," "intends," "may," "plans," "potential," "predicts," "should" or "will" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks outlined under "Risk Factors", that may cause our or the banking industry's actual results, levels of activity, or performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

   Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. We are not under any duty to update any of the forward-looking statements after the date of this Registration Statement on Form 10 to conform these statements to actual results, unless we are required to by law.

                                    BUSINESS

   The Company is a New York corporation founded in 1982. The Company is registered as a bank holding company under the Bank Holding Company Act of 1956.

   The Company provides financial services through its wholly owned subsidiary, the Bank, a New York chartered commercial bank established in 1972. The Bank is the largest independent bank headquartered in Westchester County, New York. The Bank has 13 branch offices in Westchester County, New York, and 1 branch office in Bronx County, New York. We anticipate opening an additional facility in Bronx County in 2000. The Company and the Bank derive substantially all of their revenue and income from providing banking and related services to small and medium sized businesses, professionals, municipalities, not-for-profit organizations and individuals located in Westchester County and, to a lesser extent, the Bronx.

   The Bank provides deposit pick up services for certain business customers. The Bank has 9 automated teller machines, or ATMs, at various locations, which generate activity fees based on use by other banks' customers.

   The Bank offers a wide range of commercial banking services, including checking accounts, checking with interest accounts, money market accounts, savings accounts (passbook and statement), certificates of deposit, retail repurchase agreements, retirement accounts, investment management and trust services, safe deposit facilities, lockbox services and other business and consumer-oriented financial services. Loan products include business, commercial real estate, construction, residential, home equity and second mortgages, consumer loans, municipal financings, community development loans and letters of credit. The Bank is an approved Small Business Administration
(SBA) lender and offers a variety of SBA products.

   Of the $418.4 million of loans outstanding at December 31, 1999, 30 percent were commercial real estate loans, 29 percent were residential real estate loans, and 7 percent were construction and land development loans. The largest percentage of loans other than real estate loans were loans to commercial and industrial borrowers, while consumer loans (not secured by real estate) constituted only 8 percent of the total loans outstanding at December 31, 1999.

   The Bank's principal customers are small and medium-sized businesses, professionals, individuals, municipalities and not-for-profit organizations located in Westchester County and, to a lesser extent, Bronx County, New York. The Bank's strategy is to operate as a community-oriented banking institution dedicated to providing personalized service to customers and focusing products and services on selected segments of the market. The Bank believes that its ability to attract and retain customers is due primarily to its focused approach to its market, its personalized and professional services, its product offerings, its experienced staff, its knowledge of its local markets and its ability to provide responsive solutions to customers needs. The Bank provides these products and services to a diverse range of customers and does not rely on a single large depositor for a significant percentage of deposits.

   The lending policies of the Bank are designed to correspond with its strategy of being a community-oriented bank. The typical loan customer is a small or medium-sized business, professional, developer, contractor or not-for-profit organization who has a deposit relationship. The Bank's lending policies set forth accountability for lending functions, underwriting, credit and documentation procedures.

   The Company's strategy is to increase earnings through moderate growth within its existing market. The Bank's primary market area, Westchester County and Bronx County, has a high concentration of the types of customers that the Bank desires to serve. The Bank expects to continue to expand by opening new full service banking facilities, by expanding loan originations in its market area, by enhancing and expanding computerized and telephonic products and through strategic alliances and contractual relationships. The Bank has established relationships with other companies, including financial institutions, that offer specific products, technology or services which enhance the Bank's products and services. Such relationships include providing the Bank and its customers specific technology, operating capabilities and loan participations.

   During the past five years, the Company has focused on maintaining existing customer relationships and adding new relationships by providing products and services that meet these customers' needs. The focus of the Bank's products and services continues to be toward small and medium size businesses, professionals, not-for-profit organizations and municipalities. The Bank has expanded its market from Westchester County to include sections of Bronx County. The Bank has opened two new facilities during the past five years, one in New Rochelle, Westchester County and one in Bronx County, and anticipates opening an additional facility in Bronx County in 2000. The Bank has also invested in technology based products and services to meet customer needs. In addition, the Bank has expanded products and services, particularly in its lending programs, and its offering of investment management and trust services. As a result, the Bank has approximately doubled its total assets during this five year period.

Our Market Area

   Westchester County is a suburban county located in the northern sector of the New York metropolitan area. It has a large and varied economic base containing many corporate headquarters, research facilities, manufacturing firms as well as well-developed trade and service sectors. The median family income, based on 1990 census data, and adjusted by the U.S. Department of Housing and Urban Development in 1997 and 1998 was $71,600 and $74,200, respectively. The County's 1995 per capita personal income of $40,696 placed Westchester County sixth highest among the nation's 3,107 counties. In November, 1997, the County's unemployment rate was 3.4 percent, as compared to New York State at 5.9 percent and the United States at 4.3 percent. The County has over 40,000 small and medium sized businesses, which form a large portion of the Bank's current and potential customer base.

   Bronx County is one of the five boroughs of New York City and borders on Westchester County. While it also has a large and varied economic base, the median family income in the Bronx is much lower than Westchester County. The median family income, based on 1990 census data and adjusted by the U.S. Department of Housing and Urban Development in 1999, was $49,800. Bronx County has a well-developed and growing base of professionals and small and medium size businesses. The Company believes that this potential customer base offers growth opportunities similar to those the Bank has developed in Westchester County.

Subsidiaries of the Bank

   In 1987, the Bank formed a wholly-owned subsidiary, Hudson Valley Mortgage Corp., for the purpose of providing mortgage banking services primarily in Westchester County and surrounding areas. This subsidiary discontinued operations in 1995, sold its assets and transferred its employees to the Bank. It is an inactive subsidiary.

   In 1991, the Bank formed a wholly-owned subsidiary, Hudson Valley Investment Corp., a Delaware corporation, primarily for the purpose of acquiring and managing a portfolio of investment securities, some of which were previously owned by the Bank.

   In 1993, the Bank formed a wholly-owned subsidiary, Sprain Brook Realty Corp., primarily for the purpose of holding property obtained by the Bank through foreclosure in its normal course of business.

   In 1997, the Bank formed a subsidiary (of which the Bank owns more than 99 percent of the voting stock), Grassy Sprain Real Estate Holdings, Inc., a real estate investment trust, primarily for the purpose of acquiring and managing a portfolio of mortgage-backed securities, loans collateralized by real estate and other investment securities previously owned by the Bank.

   The Company has no separate operations or revenues apart from the Bank and its subsidiaries. The Bank and its subsidiaries are referred to collectively as the "Bank".

Supervision and Regulation

   Banks and bank holding companies are extensively regulated under both federal and state law. We have set forth below brief summaries of various aspects of supervision and regulation which do not purport to be complete and which are qualified in their entirety by reference to applicable laws, rules and regulations.

Regulations to which the Company is subject

   As a bank holding company, the Company is regulated by and subject to the supervision of the Board of Governors of the Federal Reserve System (the "FRB") and is required to file with the FRB an annual report and such other information as may be required. The FRB has the authority to conduct examinations of the Company as well.

   The Bank Holding Company Act of 1956 (the "BHC Act") limits the types of companies which we may acquire or organize and the activities in which they may engage. In general, a bank holding company and its subsidiaries are prohibited from engaging in or acquiring control of any company engaged in non-banking activities unless such activities are so closely related to banking or managing and controlling banks as to be a proper incident thereto. Activities determined by the FRB to be so closely related to banking within the meaning of the BHC Act include operating a mortgage company, finance company, credit card company, factoring company, trust company or savings association; performing certain data processing operations; providing limited securities brokerage services; acting as an investment or financial advisor; acting as an insurance agent for certain types of credit-related insurance; leasing personal property on a full-payout, non-operating basis; providing tax planning and preparation service; operating a collection agency; and providing certain courier services. The FRB also has determined that certain other activities, including real estate brokerage and syndication, land development, property management and underwriting of life insurance unrelated to credit transactions, are not closely related to banking and therefore are not a proper activity for a bank holding company.

   The BHC Act requires every bank holding company to obtain the prior approval of the FRB before acquiring substantially all the assets of, or direct or indirect ownership or control of more than five percent of the voting shares of, any bank. Subject to certain limits and restrictions, a bank holding company, with the prior approval of the FRB, may acquire an out-of-state bank.

   In November 1999, Congress amended certain provisions of the BHC Act through passage of the Financial Services Modernization Act of 1999 (the "Gramm-Leach-Bliley Act"). Under this new legislation, a bank holding company may elect to become a "financial holding company" and thereby engage in a broader range of activities than would be permissible for traditional bank holding companies. In order to qualify for the election, all of the depository institution subsidiaries of the bank holding company must be well capitalized and well managed, as defined under FRB regulations, and all such subsidiaries must have achieved a rating of "satisfactory" or better with respect to meeting community credit needs. Pursuant to the Gramm-Leach-Bliley Act, financial holding companies will be permitted to engage in activities that are "financial in nature" or incidental or complementary thereto, as determined by the FRB. The Gramm-Leach-Bliley Act identifies several activities as "financial in nature", including, among others, insurance underwriting and agency activities, investment advisory services, merchant banking and underwriting, and dealing in or making a market in securities.

   The Company believes it would meet the regulatory criteria that would enable it to elect to become a financial holding company. The Company has not yet determined whether to make such an election.

   The Gramm-Leach-Bliley Act will make it possible for entities engaged in various financial services to form financial holding companies and form or acquire banks. Accordingly, the Gramm-Leach-Bliley Act will make it possible for a variety of financial services firms to offer products and services comparable to the products and services offered by the Bank.

   The Company is a legal entity separate and distinct from its subsidiary. The ability of holders of debt and equity securities of the Company to benefit from distribution of assets from any subsidiary upon the liquidation or reorganization of such subsidiary is subordinate to prior claims of creditors of the subsidiary (including depositors in the case of banking subsidiaries), except to the extent that a claim of the Company as a creditor may be recognized.

   There are various statutory and regulatory limitations regarding the extent to which present and future banking subsidiaries of the Company can finance or otherwise transfer funds to the Company or its non-banking subsidiaries, whether in the form of loans, extensions of credit, investments or asset purchases, including regulatory limitation on the payment of dividends directly or indirectly to the Company from the Bank. Federal and state bank regulatory agencies also have the authority to limit further the Bank's payment of dividends based on such factors as the maintenance of adequate capital for such subsidiary bank, which could reduce the amount of dividends otherwise payable. Under applicable banking statutes, at December 31, 1999, the Bank could have declared additional dividends of approximately $27.2 million to the Company without prior regulatory approval.

   Under the policy of the FRB, the Company is expected to act as a source of financial strength to the Bank and to commit resources to support the Bank in circumstances where we might not do so absent such policy. In addition, any subordinated loans by the Company to the Bank would also be subordinate in right of payment to depositors and obligations to general creditors of such subsidiary banks. The Company currently has no loans to the Bank.

   The FRB has established capital adequacy guidelines for bank holding companies that are similar to the Federal Deposit Insurance Corporation ("FDIC") capital requirements for the Bank described below. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Capital Resources" and Note 8 to the Consolidated Financial Statements. As of December 31, 1999, our Tier 1 and Total risk-based capital ratios were 15.7 percent and 16.5 percent, respectively, and our leverage capital ratio was 7.2 percent. All ratios exceed the requirements under these regulations and classify us as "well capitalized."

Regulations to which the Bank is subject

   The Bank is organized under the Banking Law of the State of New York. Its operations are subject to federal and state laws applicable to commercial banks and to extensive regulation, supervision and examination by the New York Superintendent of Banks and the Banking Board of the State of New York, as well as by the FDIC, as its primary federal regulator and insurer of deposits. While the Bank is not a member of the Federal Reserve System, it is subject to certain regulations of the FRB. In addition to banking laws, regulations and regulatory agencies, the Bank is subject to various other laws, regulations and regulatory agencies, all of which directly or indirectly affect the Bank's operations. The New York Superintendent of Banks and the FDIC examine the affairs of the Bank for the purpose of determining its financial condition and compliance with laws and regulations.

   The New York Superintendent of Banks and the FDIC have significant discretion in connection with their supervisory and enforcement activities and examination policies, including policies with respect to the classification of assets and the establishment of adequate loan loss reserves for regulatory purposes. Any change in such policies whether by the FDIC, Congress, the New York Superintendent of Banks or the New York Legislature could have a material adverse impact on the Bank.

   Federal laws and regulations also limit, with certain exceptions, the ability of state banks to engage in activities or make equity investments that are not permissible for national banks. The Company does not expect such provisions to have a material adverse effect on the Company or the Bank.

 Capital Standards

   The FDIC has adopted risk-based capital guidelines to which FDIC-insured, state-chartered banks that are not members of the Federal Reserve System, such as the Bank, are subject. The guidelines establish a systematic analytical framework that makes regulatory capital requirements more sensitive to the differences in risk profiles among banking organizations. Banks are required to maintain minimum levels of capital based upon their total assets and total "risk-weighted assets." For purposes of these requirements, capital is comprised of both Tier 1 and Tier 2 capital. Tier 1 capital consists primarily of common stock and retained earnings. Tier 2 capital consists primarily of loan loss reserves, subordinated debt, and convertible securities. In determining total capital, the amount of Tier 2 capital may not exceed the amount of Tier 1 capital. A bank's total "risk-based assets" are determined by assigning the bank's assets and off-balance sheet items (e.g., letters of credit) to one of four risk categories based upon their relative credit risks. The greater the risk associated with an asset, the greater the amount of such asset that will be subject to capital requirements. Banks must satisfy the following three minimum capital standards:

     (1) Tier 1 capital in an amount equal to between 4 percent and 5 percent of total assets (the "leverage ratio");

     (2) Tier 1 capital in an amount equal to 4 percent of risk-weighted assets; and

     (3) total Tier 1 and Tier 2 capital in an amount equal to 8 percent of risk- weighted assets.

   The Federal Deposit Insurance Corporation Improvement Act of 1991 ("FDICIA"), defines specific capital categories based upon an institution's capital ratios. The capital categories, in declining order, are: (i) well capitalized; (ii) adequately capitalized; (iii) undercapitalized; (iv) significantly undercapitalized; and (v) critically undercapitalized. Under FDICIA and the FDIC's prompt corrective action rules, the FDIC may take any one or more of the following actions against an undercapitalized bank: restrict dividends and management fees, restrict asset growth and prohibit new acquisitions, new branches or new lines of business without prior FDIC approval. If a bank is significantly undercapitalized, the FDIC may also require the bank to raise capital, restrict interest rates a bank may pay on deposits, require a reduction in assets, restrict any activities that might cause risk to the bank, require improved management, prohibit the acceptance of deposits from correspondent banks and restrict compensation to any senior executive officer. When a bank becomes critically undercapitalized, (i.e., the ratio of tangible equity to total assets is equal to or less than 2 percent), the FDIC must, within 90 days thereafter, appoint a receiver for the bank or take such action as the FDIC determines would better achieve the purposes of the law. Even where such other action is taken, the FDIC generally must appoint a receiver for a bank if the bank remains critically undercapitalized during the calendar quarter beginning 270 days after the date on which the bank became critically undercapitalized.

   To be considered "adequately capitalized," an institution must generally have a leverage ratio of at least 4 percent, a Tier 1 capital to risk-weighted assets ratio of at least 4 percent and total Tier 1 and Tier 2 capital to risk-weighted assets ratio of at least 8 percent. As of December 31, 1999, the most recent notification from the FDIC categorized the Bank as "well capitalized" under the regulatory framework for prompt corrective action. To be categorized as "well capitalized," the Bank must maintain a minimum total risk-based capital ratio of 10 percent, a Tier 1 risk-based capital ratio of at least 6 percent and a Tier 1 leverage ratio of at least 5 percent. There are no conditions that we believe have changed the Bank's category.

   See Note 8 to the Consolidated Financial Statements.

 Safety and Soundness Standards

   Federal law requires each federal banking agency to prescribe for depository institutions under its jurisdiction standards relating to, among other things: internal controls; information systems and audit systems; loan documentation; credit underwriting; interest rate risk exposure; asset growth; compensation; fees and benefits; and such other operational and managerial standards as the agency deems appropriate. The federal banking agencies adopted final regulations and Interagency Guidelines Establishing Standards for Safety and Soundness (the "Guidelines") to implement these safety and soundness standards. The Guidelines set forth the safety and soundness standards that the federal banking agencies use to identify and address problems at insured depository institutions before capital becomes impaired. The Guidelines address internal controls and information systems; internal audit system; credit underwriting; loan documentation; interest rate risk exposure; asset quality; earnings and compensation; fees and benefits. If the appropriate federal banking agency determines that an institution fails to meet any standard prescribed by the Guidelines, the agency may require the institution to submit to the agency an acceptable plan to achieve compliance with the standard set by the Federal Deposit Insurance Act. The final regulations establish deadlines for submission and review of such safety and soundness compliance plans.

   The federal banking agencies also have adopted final regulations for real estate lending prescribing uniform guidelines for real estate lending. The regulations require insured depository institutions to adopt written policies establishing standards, consistent with such guidelines, for extensions of credit secured by real estate. The policies must address loan portfolio management, underwriting standards and loan to value limits that do not exceed the supervisory limits prescribed by the regulations.

 Premiums for Deposit Insurance

   The FDIC has implemented a risk-based assessment system, under which an institution's deposit insurance premium assessment is based on the probability that the deposit insurance fund will incur a loss with respect to the institution, the likely amount of any such loss, and the revenue needs of the deposit insurance fund.

   Under this risk-based assessment system, banks are categorized into one of three capital categories (well capitalized, adequately capitalized, and undercapitalized) and one of three categories based on supervisory evaluations by its primary federal regulator (in the Bank's case, the FDIC). The three supervisory categories are: financially sound with only a few minor weaknesses (Group A), demonstrates weaknesses that could result in significant deterioration (Group B), and poses a substantial probability of loss (Group C). The capital ratios used by the FDIC to define well-capitalized, adequately capitalized and undercapitalized are the same in the FDIC's prompt corrective action regulations. The Bank is currently considered a "Well Capitalized Group A" institution and, therefore, is not subject to any quarterly FDIC Bank Insurance Fund ("BIF") assessments. This could change in the future based on the capitalization of the BIF.

   FDIC insurance of deposits may be terminated by the FDIC, after notice and hearing, upon a finding by the FDIC that the insured institution has engaged in unsafe or unsound practices, or is in an unsafe or unsound condition to continue operations, or has violated any applicable law, regulation, rule or order of, or conditions imposed by, the FDIC. Neither the Company nor the Bank is aware of any practice, condition or violation that might lead to termination of deposit insurance.

 Interstate Banking and Branching

   The Riegle-Neal Interstate Banking and Branching Efficiency Act of 1994 ("Riegle-Neal") was enacted to ease restrictions on interstate banking. Riegle-Neal allows the FRB to approve an application of an adequately capitalized and adequately managed bank holding company to acquire control of, or acquire all or substantially all of the assets of, a bank located in a state other that such holding company's home state, without regard to whether the transaction is prohibited by the laws of any state. The FRB may not approve the acquisition of a bank that has not been in existence for a minimum time period (not exceeding five years) specified by the statutory law of the host state. Riegle-Neal also prohibits the FRB from approving an application if the applicant (and its depository institution affiliates) controls or would control more than 10 percent of the insured deposits in the United States or 30 percent or more of the deposits in the target bank's home state or in any state in which the target bank maintains a branch. Riegle-Neal does not affect the authority of states to limit the percentage of total insured deposits in the state which may be held or controlled by a bank or bank holding company to the extent such limitation does not discriminate against out-of-state banks or bank holding companies. Individual states may also waive the 30 percent state-wide concentration limit contained in Riegle-Neal.

 Community Reinvestment Act and Fair Lending Developments

   Under the Community Reinvestment Act ("CRA"), as implemented by FDIC regulations, the Bank has a continuing and affirmative obligation consistent with its safe and sound operation to help meet the credit needs of its entire community, including low and moderate income neighborhoods. The CRA does not prescribe specific lending requirements or programs for financial institutions nor does it limit an institution's discretion to develop the types of products and services that it believes are best suited to its particular community, consistent with the CRA. The CRA requires the FDIC, in connection with its examination of a savings institution, to assess the institution's record of meeting the credit needs of its community and to take such record into account in its evaluation of certain applications by such institution. The Financial Institutions Reform, Recovery and Enforcement Act (FIRREA) amended the CRA to require public disclosure of an institution's CRA rating and require the FDIC to provide a written evaluation of an institution's CRA performance utilizing a four-tiered descriptive rating system. Institutions are evaluated and rated by the FDIC as "Outstanding", "Satisfactory", "Needs to Improve" or "Substantial Non Compliance." Failure to receive at least a "Satisfactory" rating may inhibit an institution from undertaking certain activities, including acquisitions of other financial institutions, which require regulatory approval based, in part, on CRA Compliance considerations. As of its last CRA examination in June, 1999, the Bank received a rating of "Satisfactory."

 Gramm-Leach-Bliley Act

   The present bank regulatory scheme is undergoing significant change, both as it affects the banking industry itself and as it affects competition between banks and non-banking financial institutions. There has been a significant regulatory change in the bank merger and acquisition area, in the products and services banks can offer, and in the non-banking activities in which bank holding companies may engage. Under the Gramm-Leach-Bliley Act enacted by Congress on November 12, 1999, banks and bank holding companies may now affiliate with insurance and securities companies. In part as a result of these changes, banks are now actively competing with other types of non-depository institutions, such as money market funds, brokerage firms, insurance companies and other financial services enterprises. It is not possible at this time to assess what impact these changes in the regulatory scheme will ultimately have on the Bank.

 Governmental Monetary Policy

   The Company's and Bank's business and earnings depend in large part on differences in interest rates. One of the most significant factors affecting the Company's and the Bank's earnings is the difference between (1) the interest rates paid by the Bank on its deposits and its other borrowings (liabilities) and (2) the interest rates received by the Bank on loans made to its customers and securities held in its investment portfolio (assets). The value of and yield on its assets and the rates paid on its liabilities are sensitive to changes in prevailing market rates of interest. Therefore, the earnings and growth of the Company and the Bank will be influenced by general economic conditions, the monetary and fiscal policies of the federal government, including the Federal Reserve System, whose function is to regulate the national supply of bank credit in order to influence inflation and overall economic growth. Its policies are used in varying combinations to influence overall growth of bank loans, investments and deposits and may also affect interest rates charged on loans, earned on investments or paid for deposits.

   In view of changing conditions in the national and local economies, no prediction can be made by the Company as to possible future changes in interest rates, deposit levels, loan demand, or availability of investment securities and the resulting effect on the business or earnings of the Company and the Bank.

Employees

   At December 31, 1999, we employed 206 full-time employees and 44 part-time employees. We provide a variety of benefit plans, including group life, health, dental, disability, retirement and stock option plans. We consider our employee relations to be satisfactory.

Competition

   The banking and financial services business in New York generally, and in Westchester and Bronx Counties specifically, is highly competitive. There are approximately 19 commercial banks with branch banking offices in our market area. In addition, a number of other depository institutions compete in our market area including savings banks, savings and loan associations, credit unions and brokerage houses. The Bank competes with local offices of large New York City commercial banks due to its proximity to New York City. Other financial institutions, such as mutual funds, finance companies, factoring companies, mortgage bankers and insurance companies also compete with the Bank for both loans and deposits. The Bank is smaller in size than most of its competitors. In addition, many non-bank competitors are not subject to the same extensive federal regulations that govern bank holding companies and federally insured banks.

   According to statistics gathered by the FDIC, there were in 1997 and 1998, respectively, 320 and 384 separate banks, credit unions, mortgage brokerages/companies and finance companies operating within our market area that originated at least one home purchase, home refinance, home improvement or multi-family loan. In 1997 and 1998, the Bank ranked 64th (0.41 percent market share) and 59th (0.35 percent market share), respectively, in terms of market share among these lending institutions . While there are only 9 other lenders headquartered in Westchester County, we consider 14 financial institutions as the Bank's primary local competition for small business and mortgage loans.

   Competition for depositors' funds and for credit-worthy loan customers is intense. A number of larger banks are increasing their efforts to serve smaller commercial borrowers. Competition among financial institutions is based upon interest rates and other credit and service charges, the quality of service provided, the convenience of banking facilities, the products offered and, in the case of larger commercial borrowers, relative lending limits.

   Federal legislation permits adequately capitalized bank holding companies to expand across state lines to offer banking services. In light of this, it is possible for large organizations to enter many new markets, including our market area. Many of these competitors, by virtue of their size and resources, may enjoy efficiencies and competitive advantages over the Bank in pricing, delivery and marketing of their products and services. The passage of the Gramm-Leach-Bliley Act in 1999 may also increase the number of powerful competitors in our market by allowing other financial institutions to form or acquire banking subsidiaries.

   In response to competition, we have focused our attention on customer service and on addressing the needs of small businesses, professionals and not-for-profits located in the communities in which we operate. We emphasize community relations and relationship banking. We believe that despite the continued growth of large institutions and the potential for large out-of-area banking and financial institutions to enter our market area there will continue to be opportunities for efficiently-operated, service-oriented, well-capitalized, community-based banking organizations to grow by serving customers that are not served well by larger institutions or do not wish to bank with such large institutions.

Properties

   The principal executive offices of the Company and the Bank, including administrative and operating departments, are located at 21 Scarsdale Road, Yonkers, New York, in premises that are owned by the Bank. The Bank's main branch is located at 35 East Grassy Sprain Road, Yonkers, New York, in premises that are leased by the Bank.

   In addition to the main branch, the Bank operates 12 branches in Westchester County, New York. The following six branches are owned by the Bank: 37 East Main Street, Elmsford, New York; 61 South Broadway, Yonkers, New York; 150 Lake Avenue, Yonkers, New York; 865 McLean Avenue, Yonkers, New York; 512 South Broadway, Yonkers, New York; and 664 Main Street, Mount Kisco, New York. The following six branches are leased by the Bank: 403 East Sandford Boulevard, Mount Vernon, New York; 1835 East Main Street, Peekskill, New York; 500 Westchester Avenue, Port Chester, New York; 233 Marble Avenue, Thornwood, New York; 328 Central Avenue, White Plains, New York; and Five Huguenot Street, New Rochelle, New York.

   In addition to the branches in Westchester County, the Bank operates a branch at 3130 East Tremont Avenue, Bronx, New York, in a premise leased by the Bank.

   Of the leased properties, 3 properties, located in Peekskill, White Plains and New Rochelle, New York, have lease terms that expire within the next 2 years, with each lease subject to the Bank's renewal option. The Bank expects to exercise its renewal option on the leases of each of these properties.

   The Bank also operates 9 ATM machines, 5 of which are located in the Bank's facilities. Four ATMs are located at different off-site locations--Westchester County Airport, Harrison, New York; Rye Playland, Rye, New York; Yonkers General Hospital in Yonkers, New York; and St. Joseph's Hospital in Yonkers, New York.

   In the opinion of management, the premises, fixtures and equipment used by the Company and the Bank are adequate and suitable for the conduct of their businesses. All facilities are well maintained and provide adequate parking.

Legal Proceedings

   Various claims and lawsuits are pending against the Company and its subsidiaries in the ordinary course of business. In the opinion of management, after consultation with legal counsel, resolution of each matter is not expected to have a material effect on the financial condition or results of operations of the Company and its subsidiaries.

                            SELECTED FINANCIAL DATA

   The following table sets forth selected historical consolidated financial data for the years ended and as of the dates indicated. The selected historical consolidated financial data as of December 31, 1999 and 1998, and for the years ended December 31, 1999, 1998 and 1997, are derived from our consolidated financial statements included elsewhere in this Registration Statement on Form
10. The selected historical consolidated financial data as of December 31, 1997, 1996 and 1995 and for the years ended December 31, 1996 and 1995 are derived from our consolidated financial statements that are not included in this Registration Statement on Form 10. The selected historical consolidated data as of March 31, 2000 and for the three months ended March 31, 2000 and March 31, 1999, are derived from the unaudited financial statements included elsewhere in this Registration Statement on Form 10. The unaudited consolidated financial statements include all adjustments necessary to present fairly the financial position as of March 31, 2000 and the results of operations for the three month periods ended March 31, 2000 and March 31, 1999. The information set forth below should be read in conjunction with the consolidated financial statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" appearing elsewhere in this Registration Statement on Form 10.

                           Three months ended
                                March 31,                            Year ended December 31,
                          --------------------- ---------- ---------------------------------------------
                             2000       1999       1999       1998        1997       1996        1995
                          ---------- ---------- ---------- ----------  ---------- ----------  ----------
                                                   (000's except share data)
Operating Results:
Total interest income...  $   20,455 $   15,657 $   70,816 $   62,445  $   57,853 $   47,434  $   39,302
Total interest expense..       9,233      6,443     29,658     27,622      24,330     18,111      12,629
                          ---------- ---------- ---------- ----------  ---------- ----------  ----------
Net interest income.....      11,222      9,214     41,158     34,823      33,523     29,323      26,673
Provision (credit) for
 loan losses............         350        225        600       (300)        600     (1,258)        125
Income before income
 taxes..................       5,162      3,931     18,648     15,821      14,596     14,023      11,890
Net income..............       3,794      2,968     14,004     12,254      11,080      9,946       8,671
Basic earnings per
 common share...........        0.89       0.71       3.31       2.92        2.60       2.30        2.04
Diluted earning per
 common share...........        0.88       0.69       3.24       2.84        2.55       2.26        1.96
Weighted average shares
 outstanding............   4,242,953  4,182,301  4,231,075  4,201,987   4,263,347  4,321,360   4,255,384
Adjusted weighted
 average shares
 outstanding............   4,332,785  4,280,980  4,326,243  4,314,065   4,350,058  4,395,782   4,416,160
Cash dividends per
 common share...........        0.29       0.25       1.02        .82        0.56       0.48         --

                      March 31,                   December 31,
                      ---------- ----------------------------------------------
                         2000       1999      1998     1997     1996     1995
                      ---------- ---------- -------- -------- -------- --------
Financial Position:
Securities........... $  648,887 $  634,973 $565,616 $483,698 $407,627 $295,191
Loans, net...........    423,642    412,914  308,131  264,254  235,641  212,507
Total assets.........  1,157,381  1,147,472  939,802  814,219  744,158  573,895
Deposits.............    790,512    754,846  627,297  595,382  539,304  410,629
Borrowings...........    282,333    313,718  223,683  143,363  137,197  104,340
Stockholders'
 equity..............     71,934     68,310   75,696   64,821   56,946   52,140

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

   This section presents discussion and analysis of the Company's consolidated financial condition at December 31, 1999 and 1998, and March 31, 2000 and consolidated results of operations for each of the three years in the period ended December 31, 1999 and the three month periods ended March 31, 2000 and March 31, 1999. The Company is consolidated with its wholly-owned subsidiary, Hudson Valley Bank, and the Bank's subsidiaries, Hudson Valley Investment Corp., Grassy Sprain Real Estate Holdings, Inc., Sprain Brook Realty Corp. and Hudson Valley Mortgage Corp. (collectively the "Bank"). This discussion and analysis should be read in conjunction with the financial statements and supplementary financial information contained elsewhere in this Registration Statement on Form 10.

Results of Operations for the Three Months Ended March 31, 2000 and March 31,
1999

   Summary of Results

   The Company reported net income of $3.8 million for the three month period ended March 31, 2000, a 27.8 percent increase over net income of $3.0 million for the three months ended March 31, 1999. The increase in net income in the current year period was primarily due to higher net interest income and higher non interest income partially offset by higher non interest expense, a higher provision for loan losses and a higher effective tax rate.

   Diluted earnings per share were $0.88 and $0.69 for the three months ended March 31, 2000 and March 31, 1999, respectively. Return on average equity was
18.45 percent for the current year period compared to 16.52 percent in the prior year period. Return on average assets was 1.30 percent and 1.22 percent for the three month period ended March 31, 2000 and March 31, 1999, respectively.

   Average Balances and Interest Rates

   The following table sets forth the average balances of interest earning assets and interest bearing liabilities for the three month periods ended March 31, 2000 and March 31, 1999, as well as total interest and corresponding yields and rates. The data contained in the table has been adjusted to a tax equivalent basis, based on the federal statutory rate of 34 percent.

                                        (000's except percentages)
                                       Three Months Ended March 31,
                          ------------------------------------------------------
                                      2000                        1999
                          ----------------------------- ------------------------
                           Average             Yield/   Average           Yield/
                           Balance   Interest Rate(/3/) Balance  Interest  Rate(/3/)
                          ---------- -------- --------- -------- -------- ------
ASSETS
Interest earning assets:
Federal funds sold......  $   10,727 $   152    5.67%   $ 12,746  $  151   4.74%
Securities:(/1/)
  Taxable...............     540,249   9,127    6.76     466,468   7,053   6.05
  Exempt from federal
   income taxes.........     135,548   2,512    7.41     121,638   2,292   7.54
Loans, net (/2/)........     418,378   9,518    9.10     314,100   6,940   8.84
                          ---------- -------            --------  ------
Total interest earning
 assets.................   1,104,902  21,309    7.71     914,952  16,436   7.19
                          ---------- -------            --------  ------
Non interest earning
 assets:
  Cash and due from
   banks................      27,092                      25,900
  Other assets..........      34,909                      33,008
                          ----------                    --------
Total non interest
 earning assets.........      62,001                      58,908
                          ----------                    --------
Total assets............  $1,166,903                    $973,860
                          ==========                    ========
LIABILITIES AND
 STOCKHOLDERS' EQUITY
Interest bearing
 liabilities:
Deposits:
  Money market..........  $  142,268 $ 1,006    2.83%   $108,363  $  653   2.41%
  Savings...............      51,471     199    1.55      52,563     224   1.70
  Time..................     292,277   3,857    5.28     231,213   2,653   4.59
  Checking with
   interest.............      58,356     182    1.25      56,414     200   1.42
Securities sold under
 Repurchase agreements
 and other short-term
 borrowings                  209,791   2,873    5.48     143,477   1,651   4.60
Other borrowings........      79,057   1,116    5.65      76,646   1,062   5.54
                          ---------- -------            --------  ------
Total interest bearing
 liabilities............     833,220   9,233    4.43     668,676   6,443   3.85
                          ---------- -------            --------  ------
Non interest bearing
 liabilities:
  Demand deposits.......     239,522                     219,105
  Other liabilities.....      11,896                      14,208
                          ----------                    --------
Total non interest
 bearing liabilities....     251,418                     233,313
                          ----------                    --------
Stockholder' equity
 (/1/)..................      82,265                      71,871
                          ----------                    --------
Total liabilities and
 stockholders'
 equity(/1/)............  $1,166,903                    $973,860
                          ==========                    ========
Net interest earnings...             $12,076                      $9,993
                                     =======                      ======
Net yield on interest
 earning assets.........                        4.37%                      4.37%

--------

(/1/) Excludes unrealized gains (losses) on securities available for sale

(/2/) Includes loans classified as non-accrual

(/3/) Effect of adjustment to a tax equivalent basis was $854 and $779 for the three months ended March 31, 2000 and March 31, 1999, respectively.

   Interest Differential

   The following table sets forth the dollar amount of changes in interest income, interest expense and net interest income between the three month periods ended March 31, 2000 and March 31, 1999, on a tax equivalent basis.

                                                                (000's)
                                                         -----------------------
                                                          Increase (Decrease)
                                                           Due to Change in
                                                         -----------------------
                                                         Volume  Rate   Total(1)
                                                         ------  -----  --------
Interest income:
Federal funds sold...................................... ($  24) $  25   $    1
Securities:
  Taxable...............................................  1,116    958    2,074
  Exempt from federal income taxes......................    262    (42)     220
Loans, net..............................................  2,304    274    2,578
                                                         ------  -----   ------
Total interest income...................................  3,658  1,215    4,873
                                                         ------  -----   ------
Interest expense:
Deposits:
  Money market.......................................... $  204  $ 149   $  353
  Savings...............................................     (5)   (20)     (25)
  Time..................................................    702    502    1,204
  Checking with interest................................      7    (25)     (18)
Securities sold under repurchase agreements
 and other short-term borrowings........................    763    459    1,222
Other borrowings........................................     33     21       54
                                                         ------  -----   ------
Total interest expense..................................  1,704  1,086    2,790
                                                         ------  -----   ------
Increase in interest differential....................... $1,954  $ 129   $2,083
                                                         ======  =====   ======

--------

(1) Changes attributable to both rate and volume are allocated between the rate and volume variances based upon their absolute relative weights to the total change.

   Net Interest Income

   Net interest income, the difference between interest income and interest expense, is the most significant component of the Company's consolidated earnings. For the three months ended March 31, 2000, net interest income, on a tax equivalent basis, increased 20.8 percent to $12.1 million from $10.0 million for the three months ended March 31, 1999. Net interest income rose because of the increase in the excess of interest earning assets over interest bearing liabilities to $271.7 million for the current year period from $246.3 million in the prior year period. The interest rate margin remained unchanged from period to period.

   Interest income is determined by the volume of, and related rates earned on, interest earning assets. Volume increases in securities and loans plus rate increases in all asset categories (except securities exempt from federal income taxes), partially offset by lower volume in Federal funds sold, contributed to the higher interest income in the current year period as compared to the same period in the prior year. Average interest earning assets increased $189.9 million to $1,104.9 million in the current year period as compared to $915.0 million in the same period in the prior year, reflecting a 20.8 percent increase. Interest income on a tax equivalent basis, increased $4.9 million to $21.3 million for the current year period compared to $16.4 million in the same period in the prior year, or 29.6 percent.

   Average total securities increased $87.7 million to $675.8 million for the period ended March 31, 2000 as compared to $588.1 million for the period ended March 31, 1999, representing a 14.9 percent increase. The increase in average total securities in the current year period, as compared to the same period in the prior year, was principally due to management's efforts to effectively leverage capital. Interest income on securities increased in the current year period due to higher volume and higher aggregate rates.

   Average net loans increased $104.3 million to $418.4 million for the three months ended March 31, 2000 from $314.1 million for the three months ended March 31, 1999, representing a 33.2 percent increase. This increase in average net loans reflects management's greater emphasis on making new loans, more effective market penetration and continuing strong economic conditions in the Company's primary market. Interest income on net loans increased in the current year period due to higher volume and slightly higher rates.

   Interest expense is a function of the volume of, and rates paid for, interest bearing liabilities, comprised of deposits and borrowings. Interest expense for the three months ended March 31, 2000 increased $2.8 million to $9.2 million from $6.4 million for the three months ended March 31, 1999, or
43.3 percent. Average balances in all deposit categories, except for savings accounts, increased period to period. Deposits increased from existing customers, new customers and the opening of a new branch in June, 1999 in the Bronx, New York. In addition, time deposits increased, principally from municipalities, which are obtained on a bid basis, and borrowings increased in a continuing effort to effectively leverage capital. These funds were invested in loans and securities. The amount of non interest bearing average demand deposits, which increased in the current year period $20.4 million to $239.5 million from $219.1 million in the same period in the prior year, or 9.3 percent, is an important component of the Company's liability management and has a direct impact on the determination of net interest income. Interest rates paid on average money market accounts, time deposits and borrowings, increased period over period due to a higher interest rate environment. Savings accounts and checking with interest accounts were not as sensitive to general interest rate changes and, therefore, the rates on these deposits remained virtually unchanged.

   The interest rate spread on a tax equivalent basis for the periods ended March 31, 2000 and 1999 is as follows:

                                                                     March 31,
                                                                     ----------
                                                                     2000  1999
                                                                     ----  ----
      Average interest rate on:
      Total average interest earning assets......................... 7.71% 7.19%
      Total average interest bearing liabilities.................... 4.43  3.85
      Total interest rate spread.................................... 3.28  3.34

   Higher overall yields on interest earning assets offset by higher rates on interest bearing liabilities, resulted from: a higher interest rate environment; a shifting of funding to higher rate deposits and borrowings; and loans, the highest yielding asset category, growing as a component of total interest earning assets, reduced the interest rate spread period to period. Management cannot predict what impact market conditions will have on its interest rate spread and compression in net interest rate spread may occur. The leveraging of capital generally tends to decrease the interest rate spread, however, it adds net interest income without adding significant operating costs.

   Provision for Loan Losses

   The Bank recorded a provision for loan losses of $350,000 during the three months ended March 31, 2000 compared to $225,000 during the three months ended March 31, 1999. The provision for loan losses is charged to income to bring the Bank's allowance for loan losses to a level deemed appropriate by management. See "Financial Condition at March 31, 2000" for further discussion.

   Non Interest Income

   Non interest income for the three months ended March 31, 2000 was $626,000 compared to $373,000 for the same period in the prior year, or an increase of
67.8 percent.

   Service charges increased to $277,000 from $236,000 for the three month periods ended March 31, 2000 and 1999, respectively. This increase reflects a higher level of fees charged and increased activity.

   Other income increased to $349,000 from $137,000 for the three month periods ended March 31, 2000 and 1999, respectively. This increase resulted from a gain of $233,000 in the current year period on the sale of a branch facility which was relocated during 1999, partially offset by an insurance dividend received in the period ended March 31, 1999 and not received in the period ended March 31, 2000.

   Non Interest Expense

   Non interest expense rose to $6.3 million, or 16.7 percent during the three months ended March 31, 2000 as compared to $5.4 million during the three month period ended March 31, 1999. This increase reflects the overall growth of the Company and resulted from increases in salaries and employee benefits, occupancy costs, professional services, equipment expense, business development costs, FDIC assessments and other operating expenses.

   Salaries and employee benefits, the largest component of non interest expense, rose 19.1 percent to $3.5 million compared to $2.9 million in the prior year period. This increase resulted from increased staff to accommodate the increases in loans and deposits, the opening of a new branch facility, as well as merit increases. In addition, salaries and employee benefits increased as a result of higher costs of employee benefit programs such as medical coverage, retirement, costs associated with related payroll taxes, and training expenses. Further, recruitment related costs increased due to increased recruiting activity.

   Occupancy expense increased 12.5 percent to $549,000 for the three month period ended March 31, 2000, compared to $488,000 for the same period in the prior year. This increase reflects the opening of a new branch facility in June, 1999, as well as the rising costs on leased facilities, real estate taxes, utility costs, maintenance costs and other costs to operate the Company's facilities.

   Professional services increased to $618,000 in the current year period from $468,000 in the prior year period, or 32.1 percent. The increase resulted from professionals engaged to assist with first-time filings with the Securities and Exchange Commission, to perform a customer satisfaction survey and to review certain operating functions.

   Equipment expense increased 3.0 percent to $443,000 in the current year period from $430,000 in the same period in the prior year. The increase reflects higher depreciation and maintenance costs associated with the Company's in-house computer systems, as well as capital expenditures made since the prior year period.

   Business development expense rose 16.7 percent to $238,000 for the period ended March 31, 2000 as compared to $204,000 for the period ended March 31, 1999. The increase reflects costs associated with increased promotion of products and services as well as expanded business development efforts.

   The assessment of the Federal Deposit Insurance Corporation (FDIC) increased 100 percent to $42,000 from $21,000 for the three months ended March 31, 2000 and 1999, respectively. This increase resulted from increases in the Bank's deposits subject to FDIC assessment as well as a general increase in the overall assessment rate.

   Significant changes, more than 5 percent, in other components of non interest expense for the three months ended March 31, 2000, compared to the three months ended March 31, 1999, were due to the following:

  . Increase of $27,000 (23.7%) in stationery and printing costs relate primarily to increases in supplies, forms and stationery due to increased business activity and a new branch facility.

  . Increase of $26,000 (16.6%) in communications expense due to added voice and data lines associated with expansion of technology usage and growth in customers and business activity.

  . Increase of $14,000 (19.4%) in courier expense due to increased customer utilization of the service and an increase in costs of such service.

  . Increase of $28,000 (53.2%) in dues, meetings and seminars due to increased participation in such events.

  . Decrease of $19,000 (25.8%) in other insurance resulting from changes in estimates of the net cost of certain life insurance programs.

  . Decrease of $61,000 (58.0%) in other loan expense due principally to reduced costs associated with OREO.

   Income Taxes

   Income taxes increased 42.1 percent to $1.4 million for the three month period ended March 31, 2000 compared to $1.0 million for the three month period ended March 31, 1999. The effective tax rate was 26.5 percent and 24.5 percent for the three months ended March 31, 2000 and 1999, respectively. The increase in the tax rate reflects an increase in income subject to tax largely due to the decrease in tax exempt income as a percentage of total interest income and the Company becoming subject to New York City tax during the last half of 1999.

Results of Operations for Each of Three Years in the Period Ended December 31, 1999

   Summary of Results

   The Company reported net income of $14.0 million for the year ended December 31, 1999, a 14.3 percent increase over 1998. Net income was $12.3 million for the year ended December 31, 1998, a 10.6 percent increase over 1997 net income of $11.1 million. The increase in 1999 net income, compared to 1998 primarily reflects higher net interest income, partially offset by a higher provision for loan losses, lower securities gains, higher operating expenses and a higher effective tax rate. The increased net income in 1998, compared to 1997, reflects higher net interest income and securities gains, a lower provision for loan losses and effective tax rate, partially offset by higher operating expenses.

   Diluted earnings per share of $3.24 in 1999 increased 14.1 percent over the $2.84 recorded in 1998, while diluted earnings per share increased 11.4 percent in 1998 compared to the $2.55 recorded in 1997, reflecting the higher net income. Prior period per share amounts have been adjusted to reflect the 10 percent stock dividend distributed on December 15, 1999. Return on average equity was 18.60 percent in 1999, compared to 18.44 percent in 1998, and 18.60 percent in 1997. Return on average assets (excluding the available for sale securities' unrealized loss in 1999 and the unrealized gain in 1998 and 1997) was 1.31 percent in 1999, compared to 1.32 percent in 1998, and 1.35 percent in 1997.

   Net interest income for 1999 rose to $41.2 million, an 18.2 percent increase over the $34.8 million recorded in 1998, while 1998 net interest income increased 3.9 percent compared to the $33.5 million recorded in 1997. These increases resulted principally from continuing growth in interest earning assets, primarily loans and securities, partially offset by the growth in interest bearing liabilities and, in 1998, by a narrowing interest rate margin, compared to 1997. The interest rate margin, on a tax equivalent basis, increased in 1999 to 4.41 percent, compared to 1998, and decreased to 4.33 percent in 1998, compared to 4.79 percent in 1997. The increase in 1999 was primarily the result of growth in loans and securities, partially offset by the effects of additional leveraging of the balance sheet and a relatively flat yield curve. The decrease in 1998 was primarily the result of additional leveraging of the balance sheet, principally by growth in securities, and a relatively flat yield curve. Non interest income for 1999 decreased $383,000 compared to 1998, as a result of lower securities gains, partially offset by higher service charges. Non interest income in 1998 increased $533,000 compared to 1997, primarily as a result of higher securities gains. The overall increases in revenues were partially offset by increases in non interest expense of $2.2 million and $1.5 million in 1999 and 1998, respectively, reflecting increases in such expenses as employee salaries and benefits, occupancy and equipment expense and other expenses, as a result of the Company's continuing growth, investment in people, technology, products and branch facilities. The higher effective tax rate in 1999 decreased net income compared to 1998, while the lower effective tax rate in 1998 increased net income compared to 1997. The effective tax rate changed primarily due to a change in mix of taxable versus tax exempt income for Federal and for New York State income tax purposes.

   The Company's total capital ratio under the risk-based capital guidelines exceeds regulatory guidelines of 8 percent, as the total ratio equaled 16.5 percent and 20.2 percent at December 31, 1999 and 1998, respectively. The leverage capital ratio was 7.2 percent and 7.4 percent at December 31, 1999 and 1998, respectively.

  Average Balances and Interest Rates

   The following table sets forth the average balances of interest earning assets and interest bearing liabilities for each of the last three years as well as total interest and corresponding yields and rates. The data contained in the table has been adjusted to a tax equivalent basis, based on the federal statutory rate of 34 percent.

                                                       (000's except percentages)
                                                         Year ended December 31,
                          -------------------------------------------------------------------------------------
                                      1999                         1998                        1997
                          ----------------------------- --------------------------- ---------------------------
                           Average             Yield/   Average            Yield/   Average            Yield/
                           Balance   Interest Rate(/3/) Balance  Interest Rate(/3/) Balance  Interest Rate(/3/)
                          ---------- -------- --------- -------- -------- --------- -------- -------- ---------
ASSETS
Interest earning assets:
Deposits in banks.......         --      --      --     $    123 $     8    6.50%   $ 13,599 $   802     5.90%
Federal funds sold......  $   18,164 $   908    5.00%     41,824   2,303    5.51      45,513   2,542     5.59
Securities:(/1/)
 Taxable................     505,260  32,002    6.33     439,085  27,716    6.31     345,279  23,719     6.87
 Exempt from federal
  income taxes..........     125,798   9,366    7.45     112,832   8,748    7.75     107,251   8,533     7.96
Loans, net(/2/).........     355,628  31,724    8.92     279,378  26,644    9.54     249,259  25,158    10.09
                          ---------- -------            -------- -------            -------- -------
Total interest earning
 assets.................   1,004,850  74,000    7.36     873,242  65,419    7.49     760,901  60,754     7.98
                          ---------- -------            -------- -------            -------- -------
Non interest earning
 assets:
 Cash and due
  from banks............      26,730                      23,514                      29,305
 Other assets...........      34,316                      30,799                      28,809
                          ----------                    --------                    --------
Total non interest
 earning assets.........      61,046                      54,313                      58,114
                          ----------                    --------                    --------
Total assets............  $1,065,896                    $927,555                    $819,015
                          ==========                    ========                    ========
LIABILITIES AND
 STOCKHOLDERS' EQUITY
Interest bearing
 liabilities:
Deposits:
 Money market...........  $  129,690 $ 3,292    2.54%   $110,471 $ 2,987    2.70%   $102,739 $ 2,836     2.76%
 Savings................      52,847     820    1.55      53,376   1,073    2.01      55,784   1,114     2.00
 Time...................     265,665  12,524    4.71     244,933  12,695    5.18     215,736  11,540     5.35
 Checking with
  interest..............      58,379     810    1.39      54,606     968    1.77      51,725     849     1.64
Securities sold under
 repurchase agreements
 and other short-term
 borrowings.............     147,502   7,221    4.90     129,405   6,933    5.36     142,438   7,668     5.38
Other borrowings........      93,254   4,991    5.35      55,307   2,966    5.36       1,669      81     4.85
Note payable............         --      --      --          --      --      --        2,820     242     8.58
                          ---------- -------            -------- -------            -------- -------
Total interest bearing
 liabilities............     747,337  29,658    3.97     648,098  27,622    4.26     572,911  24,330     4.25
                          ---------- -------            -------- -------            -------- -------
Non interest bearing
 liabilities:
 Demand deposits........     228,905                     201,249                     174,702
 Other liabilities......      14,368                      11,760                      11,835
                          ----------                    --------                    --------
Total non interest
 bearing liabilities....     243,273                     213,009                     186,537
                          ----------                    --------                    --------
Stockholders'
 equity(/1/)............      75,286                      66,448                      59,567
                          ----------                    --------                    --------
Total liabilities and
 stockholders'
 equity(/1/)............  $1,065,896                    $927,555                    $819,015
                          ==========                    ========                    ========
Net interest earnings...             $44,342                     $37,797                     $36,424
                                     =======                     =======                     =======
Net yield on interest
 earning assets.........                        4.41%                       4.33%                        4.79%

--------
(1)  Excludes unrealized gains (losses) on securities available for sale.
(2)  Includes loans classified as non-accrual
(3) Effect of adjustment to a tax equivalent basis was $3,184, $2,974 and $2,901 for the years ended December 31, 1999, 1998 and 1997, respectively.

  Interest Differential

   The following table sets forth the dollar amount of changes in interest income, interest expense and net interest income between the years ended December 31, 1999 and 1998, and the years ended December 31, 1998 and 1997, on a tax equivalent basis.

                                                (000's)
                          --------------------------------------------------------
                            1999 Compared to 1998        1998 Compared to 1997
                          Increase (Decrease) Due to    Increase (Decrease) Due
                                  Change in                  to Change in
                          ---------------------------- ---------------------------
                          Volume    Rate    Total(/1/) Volume   Rate    Total(/1/)
                          -------  -------  ---------- ------  -------  ----------
Interest income:
Deposits in banks.......  $    (8)     --    $    (8)  $ (795) $     1    $ (794)
Federal funds sold......   (1,303) $   (92)   (1,395)    (206)     (33)     (239)
Securities:
  Taxable...............    4,177      109     4,286    6,444   (2,447)    3,997
  Exempt from federal
   income taxes.........    1,005     (387)      618      444     (229)      215
Loans, net..............    7,272   (2,192)    5,080    3,040   (1,554)    1,486
                          -------  -------   -------   ------  -------    ------
Total interest income...   11,143   (2,562)    8,581    8,927   (4,262)    4,665
                          -------  -------   -------   ------  -------    ------
Interest expense:
Deposits:
  Money market..........      520     (215)      305      213      (62)      151
  Savings...............      (11)    (242)     (253)     (47)       6       (41)
  Time..................    1,075   (1,246)     (171)   1,562     (407)    1,155
  Checking with
   interest.............       66     (224)     (158)      47       72       119
Securities sold under
 repurchase agreements
 and other short-term
 borrowings.............      970     (682)      288     (702)     (33)     (735)
Other borrowings........    2,035      (10)    2,025    2,603      282     2,885
Note payable............      --       --        --      (242)     --       (242)
                          -------  -------   -------   ------  -------    ------
Total interest expense..    4,655   (2,619)    2,036    3,434     (142)    3,292
                          -------  -------   -------   ------  -------    ------
Increase (decrease) in
 interest differential..  $ 6,488  $    57   $ 6,545   $5,493  $(4,120)   $1,373
                          =======  =======   =======   ======  =======    ======

--------
(1) Changes attributable to both rate and volume are allocated between the rate and volume variances based upon their absolute relative weights to the total change.

  Net Interest Income

   Net interest income, the difference between interest income and interest expense, is the most significant component of the Company's consolidated earnings. Net interest income of $44.3 million, on a tax equivalent basis, for 1999 reflects a 17.3 percent increase over the $37.8 million for 1998. Net interest income, on a tax equivalent basis, for 1998 reflects an increase of
3.8 percent over the $36.4 million for 1997. Net interest income rose because of the increase in the excess of average interest earning assets over average interest bearing liabilities to $257.5 million in 1999, from $225.1 million in 1998 and $188.0 million in 1997, partially offset, for 1998, by a narrowing interest rate margin compared to 1997.

   Interest income is determined by the volume of, and related rates earned on, interest earning assets. Volume increases in securities and loans, partially offset by lower volume in Federal funds sold and overall lower rates (lower in all categories except taxable securities), contributed to the higher interest income in 1999, compared to 1998. Volume increases, particularly in loans and securities, also contributed to higher interest income in 1998, and were partially offset by overall lower rates in all categories, compared to 1997. Average interest earning assets increased in 1999 to $1,004.9 million from $873.2 million in 1998 and from $760.9 million in 1997, reflecting a 15.1 percent and 14.8 percent increase in 1999 and 1998, respectively.

The Company's ability to make changes in its asset mix allows management to capitalize on more desirable yields, as available, on various interest earning assets.

   Securities are the largest component of interest earning assets. In 1999, average total securities increased $79.1 million to $631.1 million compared to 1998, while average total securities increased $99.4 million in 1998 compared to 1997. Total securities increased $69.4 million to $635.0 million at December 31, 1999 from $565.6 million at December 31, 1998, or a 12.3 percent increase, compared to an increase of $81.9 million, or 16.9 percent in 1998 over 1997. The increase in average total securities in 1999 and 1998 was principally due to management's efforts to effectively leverage capital and to balance the risk and liquidity of the total securities portfolio. Interest income on total securities increased in both 1999 and 1998 due to higher volume, partially offset by lower interest rates.

   In 1999, average net loans increased $76.3 million to $355.6 million compared to 1998, while average net loans increased $30.1 million in 1998 compared to 1997. Net loans increased $104.8 million to $412.9 at December 31, 1999 from $308.1 million at December 31, 1998, or a 34.0 percent increase, compared to an increase of $43.8 million, or 16.6 percent in 1998 compared to $264.3 million at year end 1997. The increase in average net loans in 1999 and 1998 was principally due to management's greater emphasis on making new loans, more effective market penetration and continuing strong economic conditions in the Company's primary market. Interest income on net loans increased in both 1999 and 1998 due to higher volume, partially offset by lower interest rates.

   Interest expense is a function of the volume of and rates paid, for interest bearing liabilities, comprised of deposits and borrowings. Interest expense in 1999 increased $2.0 million, or 7.4 percent to $29.7 million, while interest expense increased $3.3 million, or 13.5 percent in 1998 compared to 1997. Average balances in substantially all deposit categories, except for savings accounts, increased in both 1999 and 1998. Deposits increased principally from existing customer relationships and branches as well as new relationships and the opening of new branches, in New Rochelle, New York in 1998 and in Bronx, New York in 1999. In addition, in a continuing effort to effectively leverage capital, management increased, in the aggregate, time and other deposits of municipalities, FHLB advances and borrowings under securities sold under repurchase agreements and other short-term borrowings. These funds were invested in loans and securities. The amount of non interest bearing average demand deposits which increased in 1999 to $228.9 million from $201.2 million in 1998, compared to $174.7 million in 1997, is an important component of the Company's liability management and has a direct impact on the determination of net interest income. Interest rates paid on average interest bearing deposits generally decreased in both 1999 and 1998 due to a lower interest rate environment.

   The interest rate spread on a tax equivalent basis for each of the three years in the period ended December 31, 1999 is as follows:

                                                               1999  1998  1997
                                                               ----  ----  ----
   Average interest rate on:
   Total average interest earning assets...................... 7.36% 7.49% 7.98%
   Total average interest bearing liabilities................. 3.97  4.26  4.25
   Total interest rate spread................................. 3.39  3.23  3.73

   In 1998, the interest rate spread decreased primarily due to lower overall yields on interest earning assets and due to securities increasing as a component of total interest earning assets, which generally have lower yields than loans. In 1999, the interest rate spread increased primarily due to loans, which generally have higher yields than securities, growing as a component of total interest earning assets and from generally lower rates paid on interest bearing liabilities. The leveraging of capital generally tends to decrease the interest rate spread, however, it adds net interest income without adding significant operating costs. Management cannot predict what impact market conditions will have on its interest rate spread and future compression in net interest rate spread may occur.

  Non Interest Income

   Non interest income for 1999 was $1,599,000 compared to $1,982,000 for 1998. Non interest income for 1998 increased $533,000 compared to 1997. The decrease in non interest income in 1999 compared to 1998 as well as the increase in 1998 compared to 1997 was primarily a result of higher security gains in 1998 than in 1999 and 1997.

   Net gains (losses) on securities transactions of $19,000, $439,000 and ($104,000) for the years ended December 31, 1999, 1998 and 1997, respectively, principally resulted from the sale of securities to restructure the portfolio, manage cash flow and enhance portfolio yield, and efforts to manage the Company's overall interest rate risk in response to changes in interest rates or changes in composition of the balance sheet.

   Service charges increased by 3.7 percent in 1999 and decreased by 0.7 percent in 1998. The increase in 1999 reflects a higher level of accounts and fees charged. The decrease in 1998 reflects lower account activity.

   Other income was virtually unchanged during the years 1999, 1998 and 1997.

  Non Interest Expense

   Non interest expense rose to $23.5 million for 1999, or a 10.5 percent increase over the $21.3 million for 1998, compared to a 7.6 percent increase in 1998 over the $19.8 million in 1997. These increases reflect the overall growth of the Company. The Company's efficiency ratio (a lower ratio indicates greater efficiency) which compares non interest expense to total adjusted revenue (taxable equivalent net interest income, plus non interest income, excluding gain or loss on security transactions) was 51.2 percent in 1999, compared to
54.1 percent in 1998 and 52.1 percent in 1997.

   Salaries and employee benefits, the largest component of non interest expense, rose 13.0 percent in 1999 to $12.8 million, compared to a 5.3 percent increase in 1998 to $11.4 million from the $10.8 million for 1997. The Company opened one new branch in each of 1999 and 1998, resulting in increased staff. The increases in both years also reflected the cost of additional personnel necessary for the Bank to accommodate the increases in both deposits and loans resulting from the expansion of services and products available to customers, from increases in the number of customer relationships, as well as annual merit increases. Increases in salaries and employee benefits in both 1999 and 1998 were also attributable to incentive compensation programs and other benefit plans necessary to be competitive in attracting and retaining high quality and experienced personnel, as well as higher health care costs and costs associated with related payroll taxes.

                                                     1999      1998      1997
   Employees at December 31,                       --------  --------  --------
   Full Time Employees............................      206       191       183
   Part Time Employees............................       44        44        37
   Salaries and Employee Benefits                  (000's except percentages)
   Salaries....................................... $  8,816  $  7,965  $  7,537
   Payroll Taxes..................................      718       644       634
   Medical Plans..................................      680       629       596
   Incentive Compensation Plans...................      949       680       807
   Deferred Compensation Plans....................       56        54        50
   Employee Retirement Plans......................    1,040       879       743
   Other..........................................      584       512       424
                                                   --------  --------  --------
   Total.......................................... $ 12,843  $ 11,363  $ 10,791
                                                   ========  ========  ========
   Percentage of total non interest expense.......     54.6%     53.4%     54.6%
                                                   ========  ========  ========

   Occupancy expense rose to $2.0 million for 1999, a 12.1 percent increase over 1998, compared to $1.8 million in 1998, a 4.9 percent increase over 1997. The increases are due to a full year of expenses for the branches opened in the prior year and current year branch openings. All years also reflect the rising costs of such items as rent on leased facilities, utility costs, real estate taxes, maintenance costs and other costs of operating the Company's facilities.

   Professional services increased 7.1 percent to $2,011,000 in 1999 from $1,877,000 in 1998, which was a 2.3 percent decrease from $1,921,000 for 1997. The increase in 1999 was principally the result of increased utilization of business development consultants and information systems consultants, partially offset by reduced legal and compensation consultant expense. The decrease in 1998 primarily resulted from reduced professional fees, partially offset by increases in technology consulting expense.

   Equipment expense rose to $1,875,000 for 1999, a 22.6 percent increase over 1998, compared to $1,529,000 in 1998, a 25.9 percent increase over $1,214,000 in 1997. The continued increase in equipment expense was a result of higher depreciation and maintenance costs associated with the Bank's in-house computer systems as well as the capital investments made over the last several years designed to enhance and expand Bank-wide technology, operating and processing capabilities.

   Business development expense increased 31.1 percent in 1999 to $1,012,000 from $772,000 in 1998, which was a 6.0 percent increase from $728,000 in 1997. The increases are primarily due to increased promotion of services and products, expanded business development efforts, and promotion of one new branch opened in each of 1999 and 1998.

   FDIC assessment increased to $81,000 for 1999 compared to $76,000 for 1998 and $74,000 for 1997. The increases primarily resulted from increases in the Bank's deposits subject to FDIC assessment.

   Other operating expenses, as reflected in the following table, decreased 5.2 percent in 1999 and increased 16.1 percent in 1998 compared to 1997.

                                                     1999      1998      1997
                                                   --------  --------  --------
   Other Operating Expenses                        (000's except percentages)
   Other insurance................................ $     59  $    197  $    222
   Stationery and printing........................      528       465       430
   Communications expense.........................      672       558       529
   Courier expense................................      319       265       185
   Other loan expense.............................      485       890       513
   Outside services...............................      691       565       539
   Dues, meetings and seminars....................      194       293       292
   Other..........................................      701       616       605
                                                   --------  --------  --------
   Total.......................................... $  3,649  $  3,849  $  3,315
                                                   ========  ========  ========
   Percentages of total non interest expense......     15.5%     18.1%     16.8%
                                                   ========  ========  ========

   The increases reflect higher outside service fees, including computer program licensing fees and higher customer service related costs, including communications and courier expenses. The decreases reflect reduced net cost of certain insurance expense, a reduction in meetings and seminar expense and reduced other loan expense primarily associated with other real estate owned ("OREO").

   To monitor and control the amount of non interest expenses, as well as non interest income, the Company continually monitors the system of internal budgeting, including analysis and follow up of budget variances.

   Income Taxes

   Income taxes of $4,644,000, $3,567,000 and $3,516,000 were recorded in 1999,
1998 and 1997, respectively. The Company is currently subject to a statutory incremental Federal tax rate of 35 percent (34 percent for the first $10 million of taxable income), a New York State tax rate of 9 percent, plus a 17 percent surcharge and, in 1999, a New York City tax rate of 9 percent. The Company's overall effective tax rate was 24.9 percent, 22.5 percent and 24.1 percent in 1999, 1998 and 1997, respectively. The increase in the overall effective tax rate for 1999 primarily reflects higher state taxes and a decrease in tax exempt interest income as a percentage of total interest income. The decrease in 1998 compared to 1997 resulted primarily from lower state taxes. Other pertinent tax information is set forth in the Notes to Consolidated Financial Statements included elsewhere herein.

Financial Condition at March 31, 2000

   At March 31, 2000, the Company had total assets of $1,157.4 million, an increase of $9.9 million, or 0.9 percent, from the $1,147.5 million at December 31, 1999.

   The securities portfolio consists of securities available for sale of $648.9 million and $635.0 million and Federal Home Loan Bank of New York (FHLB) stock totaling $9.5 million and $9.4 million at March 31, 2000 and December 31, 1999, respectively.

   The following table sets forth the amortized cost, gross unrealized gains and losses and the estimated fair value of securities classified as available for sale at March 31, 2000 (the Company had no securities classified as held to maturity at March 31, 2000):


                                                         (000's)
                                            ----------------------------------
                                                          Gross
                                                        Unrealized   Estimated
                                            Amortized --------------   Fair
                                              Cost    Gains  Losses    Value
                                            --------- ------ ------- ---------
U.S. Treasury and government agencies...... $210,280  $    8 $11,913 $198,375
Mortgage-backed securities.................  316,813     358   9,673  307,498
Obligations of state and political
 subdivisions..............................  137,146   1,208   1,600  136,754
Other debt securities......................    4,460      --     183    4,277
                                            --------  ------ ------- --------
Total debt securities......................  668,699   1,574  23,369  646,904
Equity securities..........................    1,584     418      19    1,983
                                            --------  ------ ------- --------
Total...................................... $670,283  $1,992 $23,388 $648,887
                                            ========  ====== ======= ========

   During the three months ended March 31, 2000, U.S. Treasury and government agency obligations increased $10.6 million to $198.4 million due to purchases of $14.7 million offset by maturities of $4.0 million and other decreases of $0.1 million. The purchases were made based upon the attractive yield available in the market.

   Mortgage-backed securities, including CMO's, decreased $2.4 million during the period to $307.5 at March 31, 2000. The decrease was due to purchases of $5.9 million offset by principal paydowns and redemptions of $8.3 million. These purchases were fixed rate mortgage-backed securities with average lives of less than ten years at the time of purchase.

   Obligations of state and political subdivisions increased $3.9 million during the period to $136.8 million due to purchases of $5.4 million, maturities of $1.7 million and other increases of $0.2 million. The purchases were made for the attractive yields in the market and for their favorable income tax treatment.

   The Company invests in FHLB stock and other securities which are rated with an investment grade by nationally recognized credit rating organizations and, on a limited basis, in non-rated securities. Non-rated securities totaled $5.7 million at March 31, 2000 comprised primarily of obligations of municipalities located within the Company's market area.

   Except for securities of the U.S. Treasury and government agencies, FHLB stock having a book value and estimated fair value of $9.5 million and mortgage-backed securities issued by Residential Funding Mortgage Corp. having a book value of $10.0 million and an estimated fair value of $9.2 million, there were no obligations of any single issuer which exceeded ten percent of stockholders' equity at March 31, 2000.

   Total loans were $429.5 at March 31, 2000 compared to $418.4 million at December 31, 1999, reflecting an $11.1 million increase. This increase resulted principally from an $11.0 million increase in commercial and industrial loans, which continues to be a product that the Company emphasizes. All other loan types showed little change during the three month period ended March 31, 2000.

   Major classifications of loans at March 31, 2000 and December 31, 1999 are as follows:

                                                                 (000's)
                                                          ----------------------
                                                           March
                                                            31,     December 31,
                                                            2000        1999
                                                          --------  ------------
Real Estate:
  Commercial............................................. $124,538    $125,588
  Construction...........................................   31,518      30,808
  Residential............................................  120,697     119,609
Commercial and industrial................................  120,612     109,579
Individuals..............................................    9,189       9,280
Lease financing..........................................   22,992      23,543
                                                          --------    --------
Total....................................................  429,546     418,407
Deferred loan fees.......................................   (1,507)     (1,446)
Allowance for loan losses................................   (4,397)     (4,047)
                                                          --------    --------
Loans, net............................................... $423,642    $412,914
                                                          ========    ========

   In March 2000, the Company ended its participation in an automobile leasing program due to the sale of the company that originated and serviced the leases and resulting changes to various aspects of the program. The balance of $23.0 million of such leases at March 31, 2000 will continue to decline as repayments of existing leases continue. The Company has not determined if it will seek to participate in a similar program in the future.

   The following table summarizes the Company's non-accrual loans, loans past due 90 days or more and still accruing, restructured loans, OREO and related interest income not recorded on non-accrual loans as of and for the three months ended March 31, 2000 and year ended December 31, 1999.

                                                              (000's except
                                                               percentage)
                                                          ----------------------
                                                          March 31, December 31,
                                                            2000        1999
                                                          --------- ------------
Non-accrual loans at period end.........................   $4,827      $3,855
OREO at period end......................................    2,172       2,193
Restructured loans at period end........................       27         323
                                                           ------      ------
Total nonperforming assets..............................    7,026       6,371
Loans past due 90 days or more and still accruing.......    1,439         264
Additional interest income that would have been recorded
 if these borrowers had complied with contractual loan
 terms..................................................      282         698
Nonperforming assets to total assets at period end......     0.61%       0.56%

   The Bank maintains an allowance for loan losses to absorb losses inherent in the loan portfolio based on ongoing quarterly assessments of estimated losses. The Bank's methodology for assessing the appropriateness of the allowance consists of several key components, which include a specific allowance for identified problem loans, a formula allowance and an unallocated allowance.

   A summary of the components of the allowance for loan losses at March 31, 2000 and December 31, 1999 is as follows:

                                                                 (000's)
                                                          ----------------------
                                                          March 31, December 31,
                                                            2000        1999
                                                          --------- ------------
      Specific allowance.................................  $   57      $   57
      Formula allowance..................................     441         867
      Unallocated allowance..............................   3,899       3,123
                                                           ------      ------
                                                           $4,397      $4,047
                                                           ======      ======

   The decline in the formula allowance resulted from management's periodic adjustment to loss factors applied to outstanding loans by type. The loss factors are based on historical loss experience.

   During the three months ended March 31, 2000, changes in assumptions regarding the effects of economic and business conditions on borrowers and other factors, which are described below, affected the determination of the unallocated allowance.

   During the three months ended March 31, 2000, commercial and industrial loans increased $11.0 million, or 10.1 percent, to $120.6 million. These loans to businesses and not-for-profit organizations can be adversely impacted by changes in economic conditions, such as increases in interest rates experienced during this period. This factor, along with the increase in these types of loans during the period, contributed to the determination of the unallocated allowance.

   At March 31, 2000, total nonperforming assets and loans past due 90 days or more and still accruing, increased $1.9 million to $8.5 million, or 27.6 percent, compared to $6.6 million at December 31, 1999. This increase contributed to the determination of the unallocated allowance.

   Construction loans totaling approximately $1.9 million at March 31, 2000, which are not on non-accrual status, were potential problems loans that may result in their being placed on non-accrual status in the future. The Bank has generally no historical loss experience for this type of loan.

   Management believes the allowance for loan losses at March 31, 2000, appropriately reflects the risk elements inherent in the total loan portfolio at that time and is considered adequate to absorb probable losses.

   Total deposits increased $35.7 million for the three month period ended March 31, 2000 to $790.5 million, or 4.7 percent from $754.8 million at December 31, 1999.

   The following table presents a summary of deposits at March 31, 2000 and December 31, 1999.

                                                           (000's)
                                               --------------------------------
                                               March 31, December 31, Increase
                                                 2000        1999     (Decrease)
                                               --------- ------------ ---------
   Demand deposits............................ $236,961    $226,345    $10,616
   Money market accounts......................  148,602     140,462      8,140
   Savings accounts...........................   52,224      52,548       (324)
   Time deposits of $100,000 or more..........  245,118     226,997     18,121
   Time deposits of less than $100,000........   51,508      50,146      1,362
   Checking with interest.....................   56,099      58,348     (2,249)
                                               --------    --------    -------
                                               $790,512    $754,846    $35,666
                                               ========    ========    =======

   The increase in non interest bearing demand deposits reflects the Company's continuing emphasis on developing this funding source. The increase in time deposits of $100,000 or more primary resulted from an increase in CD's from municipal customers which are acquired on a bid basis. Changes in the totals of each of the other deposit types reflect normal fluctuations and account activity.

   Total borrowings decreased $31.4 million to $282.3 million at March 31, 2000 from $313.7 million at December 31, 1999. This overall decrease in borrowings resulted from a reduction of $14.4 million in the Bank's Federal funds sold and deposit growth in excess of growth in loans and securities.

   Stockholders' equity increased $3.6 million to $71.9 million at March 31, 2000 from $68.3 million at December 31, 1999. Increases in stockholders' equity resulted from:

  .  Net income of $3.8 million for the three months ended March 31, 2000


  .  $0.6 million of stock options exercised

  .  $32,000 of treasury stock sales

  .  $0.8 million unrealized gain on securities available for sale

Decreases in stockholders' equity resulted from:

  .  $0.4 million treasury stock purchases

  .  $1.2 million cash dividend paid on common stock

   The Company's and the Bank's capital ratios at March 31, 2000 and December 31, 1999 are as follows:

                                                                        Minimum
                                                                          for
                                                                        Capital
                                                 March 31, December 31, Adequacy
                                                   2000        1999     Purposes
                                                 --------- ------------ --------
    Leverage ratio:
      Company...................................    7.1%        7.2%      4.0%
      Bank......................................    7.0         7.1       4.0
    Tier 1 capital:
      Company...................................   15.6        15.7       4.0
      Bank......................................   15.6        15.5       4.0
    Total capital:
      Company...................................   16.4        16.5       8.0
      Bank......................................   16.4        16.3       8.0

   The Company and the Bank exceed all current regulatory capital requirements. In addition, the Bank was in the "well capitalized" category at March 31, 2000 and December 31, 1999.

   The Bank's liquid assets, at March 31, 2000, include cash and due from banks of $23.8 million and Federal funds sold of $6.5 million. Other sources of liquidity at March 31, 2000 include maturities and principal and interest payments on loans and securities, comprised of approximately $85.2 million of loans maturing in one year or less, and approximately $49.0 million of securities having contractual maturities or expected call dates or average lives of one year or less. In addition, at March 31, 2000, the Bank had an available borrowing capacity of approximately $60 million from the FHLB, $12.5 million under two Federal funds purchased facilities, $60 million available under Retail CD Brokerage Agreements and had securities totaling $37 million that could be sold under agreements to repurchase.

Financial Condition at December 31, 1999 and 1998

   Securities Portfolio

   Securities are selected to provide safety of principal, liquidity, pledging capabilities (to collateralize certain deposits and borrowings), income and to leverage capital. The Company's investment strategy focuses on maximizing income while providing for safety of principal, maintaining appropriate utilization of capital, providing adequate liquidity to meet loan demand or deposit outflows and to manage overall interest rate risk. The Company selects individual securities whose credit, cash flow, maturity and interest rate characteristics, in the aggregate, effect the stated strategies.

   The securities portfolio consists of securities available for sale totaling $635.0 million, $565.6 million and $341.5 million and FHLB stock totaling $9.4 million, $5.3 million and $3.1 million at December 31, 1999, 1998 and 1997, respectively.

   In accordance with SFAS No. 115, the Bank's investment policies include a determination of the appropriate classification of securities at the time of purchase. If management has the intent and ability to hold securities until maturity, they are classified as held-to-maturity and carried at amortized cost. Securities held for indefinite periods of time and not intended to be held-to-maturity include the securities management intends to use as part of its asset/liability strategy and liquidity management and the securities that may be sold in response to changes in interest rates, resultant prepayment risks, liquidity demands and other factors. Such securities are classified as available for sale and are carried at fair value. All securities have been classified as available for sale at December 31, 1999 and 1998. At December 31, 1997, the securities portfolio consisted of $341.5 million classified as available for sale and $142.2 million classified as held to maturity.

   Securities represent 62.8 percent, 63.2 percent and 59.5 percent of average interest earning assets in 1999, 1998 and 1997, respectively. Emphasis on the securities portfolio will continue to be an important part of the Company's investment strategy. The size of the securities portfolio will depend on loan and deposit growth, the level of capital and the Company's ability to take advantage of leveraging opportunities.

   The following table sets forth the amortized cost, gross unrealized gains and losses and the estimated fair value of securities classified as available for sale at December 31:

                                  1999 (000's)

                                                          Gross
                                                        Unrealized   Estimated
                                            Amortized --------------   Fair
Classified as Available for Sale              Cost    Gains  Losses    Value
--------------------------------            --------- ------ ------- ---------
U.S. Treasury and government agencies...... $199,679     --  $11,843 $187,836
Mortgage-backed securities.................  319,221  $  173   9,526  309,868
Obligations of states and political
 subdivisions..............................  133,733   1,133   2,001  132,865
Other debt securities......................    3,079       3     190    2,892
                                            --------  ------ ------- --------
Total debt securities......................  655,712   1,309  23,560  633,461
Equity securities..........................    1,079     433     --     1,512
                                            --------  ------ ------- --------
Total...................................... $656,791  $1,742 $23,560 $634,973
                                            ========  ====== ======= ========

                                  1998 (000's)

                                                           Gross
                                                        Unrealized   Estimated
                                             Amortized -------------   Fair
Classified as Available for Sale               Cost    Gains  Losses   Value
--------------------------------             --------- ------ ------ ---------
U.S. Treasury and government agencies....... $136,505  $  428  $325  $136,608
Mortgage-backed securities..................  302,438   2,293   474   304,257
Obligations of states and political
 subdivisions...............................  118,537   4,993    69   123,461
Other debt securities.......................      400       3   --        403
                                             --------  ------  ----  --------
Total debt securities.......................  557,880   7,717   868   564,729
Equity securities...........................      495     392   --        887
                                             --------  ------  ----  --------
Total....................................... $558,375  $8,109  $868  $565,616
                                             ========  ======  ====  ========

                                  1997 (000's)

                                                            Gross
                                                         Unrealized   Estimated
                                              Amortized -------------   Fair
Classified as Available for Sale                Cost    Gains  Losses   Value
--------------------------------              --------- ------ ------ ---------
U.S. Treasury and government agencies........ $131,489  $  688  $104  $132,073
Mortgage-backed securities...................  206,569   2,075     5   208,639
Other debt securities........................       50       3   --         53
                                              --------  ------  ----  --------
Total debt securities........................  338,108   2,766   109   340,765
Equity securities............................      495     196   --        691
                                              --------  ------  ----  --------
Total........................................ $338,603  $2,962  $109  $341,456
                                              ========  ======  ====  ========

   The following table sets forth the amortized cost, gross unrealized gains and losses and the estimated fair value of securities classified as held to maturity at December 31, 1997 (the Company had no securities classified as held to maturity at December 31, 1999 and 1998):

                                  1997 (000's)

                                                           Gross
                                                        Unrealized   Estimated
                                             Amortized -------------   Fair
Classified as Held to Maturity                 Cost    Gains  Losses   Value
------------------------------               --------- ------ ------ ---------
U.S. Treasury and government agencies....... $ 32,064  $  232  $16   $ 32,280
Obligations of states and political
 subdivisions...............................  110,178   4,223   43    114,358
                                             --------  ------  ---   --------
Total....................................... $142,242  $4,455  $59   $146,638
                                             ========  ======  ===   ========

   The following table presents the amortized cost of securities available for sale at December 31, 1999, distributed based on contractual maturity or earlier call date for securities expected to be called, and weighted average yields computed on a tax equivalent basis. Mortgage-backed securities which may have principal prepayments are distributed to a maturity category based on estimated average lives. Actual maturities will differ from contractual maturities because issuers may have the right to call or prepay obligations with or without call or prepayment penalties.

                                                (000's except percentages)
                         ----------------------------------------------------------------------------
                                         After 1 but     After 5 but
                                            within          within        After 10
                         Within 1 Year     5 Years         10 Years         Years          Total
                         -------------  --------------  --------------  -------------  --------------
                         Amount  Yield   Amount  Yield   Amount  Yield  Amount  Yield   Amount  Yield
                         ------- -----  -------- -----  -------- -----  ------- -----  -------- -----
U.S. Treasury and
 government agencies.... $ 5,500 4.89%  $  8,997 5.93%  $166,360 6.61%  $18,822 6.95%  $199,679 6.65%
Mortgage-backed
 securities.............  43,393 7.03    165,670 7.04    100,721 7.05     9,437 7.28    319,221 7.05
Obligations of states
 and political
 subdivisions...........  11,403 6.91     31,126 7.27     54,623 7.49    36,491 7.39    133,733 7.42
Other debt securities...     --   --         540 6.31        500 7.21     2,039 7.73      3,079 7.60
                         -------        --------        --------        -------        --------
Total................... $60,296 6.92%  $206,423 7.00%  $322,204 6.82%  $66,789 7.25%  $655,712 6.95%
                         -------        --------        --------        -------        --------
Estimated fair value.... $59,236        $202,168        $309,113        $62,944        $633,461
                         =======        ========        ========        =======        ========

   Obligations of U.S. Treasury and government agencies principally include U.S. Treasury securities and debentures and notes issued by the FHLB, the Federal National Mortgage Association ("FNMA") and the Federal Home Loan Mortgage Corporation ("FHLMC"). The total balances held of such securities was $187.8 million, $136.6 million and $164.1 million at December 31, 1999, 1998 and 1997, respectively. The December 31, 1999 balance increased $51.2 million, resulting from $109.6 million in purchases offset by $46.1 million of maturities and calls and other decreases of $12.3 million. The purchases consisted primarily of callable U.S. Government agency bonds that offered attractive yields. The December 31, 1998 balance decreased $27.5 million from the prior year end, resulting from purchases of $230.1 million and gain on sales of $0.4 million offset by maturities and calls of $121.1 million, sales of $136.0 million and other decreases of $0.9 million. The maturities and calls consisted of approximately $29.5 million in maturities of U. S. Treasury bonds and $91.6 million in calls on U.S. government agency bonds. The calls resulted from generally lower interest rates. Sales of approximately $12.1 million of U.S. Treasury bonds and $123.9 million of U.S.

government agency bonds were conducted as part of the Company's ongoing asset liability management activities and as part of the Company's management of its securities portfolio.

   The Company invests in mortgage-backed securities, including collateralized mortgage obligations ("CMOs"), that are primarily issued by the Government National Mortgage Association ("GNMA"), FNMA, FHLMC and, to a lesser extent, such securities issued by others. GNMA securities are backed by the full faith and credit of the U.S. Treasury, assuring investors of receiving all of the principal and interest due from the mortgages backing the securities. FNMA and FHLMC guarantee the payment of interest at the applicable certificate rate and the full collection of the mortgages backing the securities; however, such securities are not backed by the full faith and credit of the U.S. Treasury. At December 31, 1999, the Company held $10.0 million of mortgage-backed securities issued by Residential Funding Mortgage Corp. and $2.7 million of mortgage-backed securities issued by Countrywide Mortgage Corp. Both of these private issues have a "AAA" rating issued by Standard and Poors, a nationally recognized credit rating organization.

   Mortgage-backed securities, including CMO's, increased $5.6 million to $309.9 million and $95.6 million to $304.3 million at December 31, 1999 and 1998, respectively, as compared to the $208.6 million at December 31, 1997. The increases for 1999 and 1998 were due to purchases of $95.2 million and $192.0 million that were offset by principal paydowns and redemptions of $77.2 million and $83.2 million, respectively, sales of $11.1 million in 1998 and other decreases of $12.4 million and $2.0 million, respectively.

   For 1999, purchases of fixed rate mortgage-backed securities, including CMO's totaling $95.2 million, were offset by principal paydowns and redemptions of $50.4 million of similar fixed rate securities. In addition, principal paydowns and redemptions of adjustable rate mortgage-backed securities totaled $26.8 million. In the aggregate, purchases during 1999 replaced principal paydowns and redemptions. The Company purchased only fixed rate securities of this type in 1999 considering the yield available and other asset liability considerations.

   During 1998, purchases of mortgage-backed securities, including CMO's, with fixed rates of interest and with adjustable rates of interest totaling $145.9 million and $46.1 million, respectively, were offset by principal paydowns and redemptions of $57.6 million and $25.6 million, respectively, and sales of $11.1 million of such securities with fixed rates of interest. The increase in the portfolio reflects the Company's continuing leveraging of capital. The sales were transacted to take advantage of market opportunities to restructure the portfolio by selling securities having characteristics such as yield, average life or prepayment assumptions less favorable to the Company considering the portfolio in the aggregate and opportunities for similar securities available in the market.

   The outstanding balances in obligations of states and political subdivisions at December 31, 1999, 1998 and 1997 were $132.9 million, $123.5 million and $110.2 million, respectively, with purchases of $28.3 million and $29.0 million and maturities of $12.9 million and $14.0 million during 1999 and 1998, respectively, and other decreases of $6.0 million in 1999 and other increases of $4.8 million in 1998. In addition, the Company had sales of such securities during 1998 totaling $6.5 million. These sales were conducted as part of the Company's ongoing portfolio management. The obligations at year end 1999 were comprised of approximately 65 percent for New York State political subdivisions and 35 percent for a variety of other states and their subdivisions all with diversified final maturities. The Company considers such securities to have favorable tax equivalent yields and further utilizes such securities for their favorable income tax treatment.

   The Company invests in FHLB stock and other securities which are rated with an investment grade by nationally recognized credit rating organizations. As a matter of policy, the Company invests in non-rated securities, on a limited basis, when the Company is able to satisfy itself as to the credit. These non-rated securities outstanding at December 31, 1999 totaled approximately $6.4 million comprised primarily of obligations of municipalities located within the Company's market area. The Bank, as a member of the FHLB, invests in stock of the FHLB as a prerequisite to obtaining funding under various advance programs offered by the FHLB. The Bank must purchase additional shares of FHLB stock to obtain increases in such borrowings.

   The Company continues to exercise a conservative approach to investing by purchasing high credit quality investments with various maturities and cash flows to provide for liquidity needs and prudent asset liability management. The Company's security portfolio provides for a significant source of income, liquidity and is utilized in managing Company-wide interest rate risk. These securities are used to collateralize borrowings and deposits to the extent required or permitted by law. Therefore, the securities portfolio is an integral part of the Company's funding strategy.

   Except for securities of the U.S. Treasury and government agencies, FHLB stock having a book value and estimated market value of $9.4 million and mortgage-backed securities issued by Residential Funding Mortgage Corp. having a book value of $10.0 million and an estimated market value of $9.0 million, there were no obligations of any single issuer which exceeded ten percent of stockholders' equity at December 31, 1999.

  Loan Portfolio

   During 1999, average net loans increased $76.3 million to $355.6 million, and increased $30.1 million in 1998 to $279.4 million, as compared to $249.3 million in 1997. At December 31, 1999, gross loans increased $106.2 million to $418.4 million, or 34.0 percent compared to the $312.2 million at December 31, 1998. Gross loans at December 31, 1998 increased $43.5 million, or 16.2 percent compared to December 31, 1997 gross loans of $268.7 million. This growth in gross loans resulted primarily from:

  . Increases during 1999 and 1998 of $14.2 million and $4.1 million, respectively, in commercial real estate mortgages, due primarily to increased activity and greater market penetration

  . Increases in construction loans of $18.5 million and $7.1 million, respectively, resulting from a greater emphasis on this product including an expanded offering and focused marketing

  . Increases in residential real estate mortgages of $5.6 million and $19.3 million, respectively, primarily as a result of increased activity, particularly during 1998

  . Increases in commercial and industrial loans of $43.7 million and $10.0 million, respectively, primarily due to a continuing strong economic environment, increased activity and a greater emphasis on this product with resulting increased market penetration, particularly during 1999

  . Increases of $20.8 million and $2.8 million, respectively, in lease financings resulting from the participation in an automobile leasing program beginning in late 1998 and

  . Increases in loans to individuals of $3.5 million and $0.2 million, respectively.

   Major classifications of loans, including loans held for sale, at December 31 are as follows:

                                                (000's)
                              ------------------------------------------------
                                1999      1998      1997      1996      1995
                              --------  --------  --------  --------  --------
Real Estate:
  Commercial................. $125,588  $111,397  $107,277  $ 85,091  $ 65,717
  Construction...............   30,808    12,311     5,197     6,313     7,183
  Residential................  119,609   114,020    94,690    83,991    78,393
Commercial and industrial....  109,579    65,923    55,962    56,736    60,981
Individuals..................    9,280     5,801     5,620     6,814     4,978
Lease financing..............   23,543     2,755       --        --        --
                              --------  --------  --------  --------  --------
Total........................  418,407   312,207   268,746   238,945   217,252
Deferred loan fees...........   (1,446)     (973)     (959)     (745)     (563)
Allowance for loan losses....   (4,047)   (3,103)   (3,533)   (2,559)   (4,182)
                              --------  --------  --------  --------  --------
Loans, net................... $412,914  $308,131  $264,254  $235,641  $212,507
                              ========  ========  ========  ========  ========

   Real estate collateralized loans comprised of interim and permanent commercial mortgages, construction mortgages and residential mortgages represent 66.0 percent and 76.1 percent of total gross loans at December 31, 1999 and 1998, respectively. The Company's primary lending emphasis is for loans to businesses and developers, primarily in the form of commercial real estate mortgages, construction loans, and commercial and industrial loans, including lines of credit. The Company will continue to emphasize these types of loans, which have increased significantly during both 1999 and 1998, and which enable the Company to meet the borrowing needs of businesses in the communities it serves. These loans are made at both fixed rates of interest and variable or floating rates of interest, generally based upon the prime rate as published in the Wall Street Journal. At December 31, 1999, the Company had total gross loans with fixed rates of interest of $257.7 million, or 61.6 percent, and total gross loans with variable or floating rates of interest of $160.7 million, or 38.4 percent, as compared to $183.6 million or 58.8 percent of fixed rate loans and $128.6 million or 41.2 percent of variable or floating rate loans at December 31, 1998.

   At December 31, 1999 and 1998, the Company had approximately $103.2 million and $93.4 million, respectively, of committed but unissued lines of credit, commercial mortgages, construction loans and commercial and industrial loans.

   During 1998, the Company began participating in lease financing of automobiles which are originated by a third party. The Company had total outstandings of $23.5 million and $2.8 million, at December 31, 1999 and 1998, respectively. The Company believes that the program provides for portfolio diversification without the addition of significant operating expenses. The Company periodically reviews the performance and strategic appropriateness of these lease financings.

   The following table presents the maturities of loans outstanding at December 31, 1999 excluding loans to individuals, real estate mortgages (other than construction loans) and lease financings, and the amount of such loans by maturity date that have pre-determined interest rates and the amounts that have floating or adjustable rates.

                                        (000's except percentages)
                               -----------------------------------------------
                                          After 1
                               Within 1  But within After 5
                                 Year     5 years    Years    Total    Percent
                               --------  ---------- -------  --------  -------
Loans:
Real estate--construction..... $18,919    $ 1,542   $10,347  $ 30,808    21.9%
Commercial and industrial.....  43,586     38,905    27,088   109,579    78.1%
                               -------    -------   -------  --------   -----
Total......................... $62,505    $40,447   $37,435  $140,387   100.0%
                               -------    -------   -------  --------   -----
Rate Sensitivity:
Fixed or predetermined inter-
 est rates.................... $ 1,600    $16,444   $26,184  $ 44,228    31.5%
Floating or adjustable inter-
 est rates....................  60,905     24,003    11,251    96,159    68.5%
                               -------    -------   -------  --------   -----
Total......................... $62,505    $40,447   $37,435  $140,387   100.0%
                               -------    -------   -------  --------   -----
Percent.......................    44.5%      28.8%     26.7%    100.0%

   It is the Company's policy to discontinue the accrual of interest on loans when, in the opinion of management, a reasonable doubt exists as to the timely collectibility of the amounts due. Regulatory requirements generally prohibit the accrual of interest on certain loans when principal or interest is due and remains unpaid for 90 days or more, unless the loan is both well secured and in the process of collection.

   The following table summarizes the Company's non-accrual loans, loans past due 90 days or more and still accruing, restructured loans, OREO and related interest income not recorded on non-accrual loans as of and for the year ended December 31:

                                            (000's except percentages)
                                        --------------------------------------
                                         1999    1998    1997    1996    1995
                                        ------  ------  ------  ------  ------
Non-accrual loans at year end.........  $3,855  $  633  $1,580  $1,795  $4,535
OREO at year end......................   2,193   2,102   2,641   2,694     264
Restructured loans at year end........     323     428     568   2,934   3,706
                                        ------  ------  ------  ------  ------
Total nonperforming assets............   6,371   3,163   4,789   7,423   8,505
Loans past due 90 days or more and
 still accruing.......................     264   1,442   1,638     883     816
Additional interest income that would
 have been recorded if these borrowers
 had complied with contractual loan
 terms................................     698     362     809   1,347   1,102
Nonperforming assets to total assets
 at year end..........................    0.56%   0.34%   0.59%   1.00%   1.48%

   Substantially all non-accruing loans are collateralized by real estate. At December 31, 1999, the Company had no commitments to lend additional funds to customers with non-accrual or restructured loan balances. Non-accrual loans increased in 1999 to $3.9 million and decreased in 1998 to $0.6 million, from $1.6 million in 1997. Net income is adversely impacted by the level of non-performing assets caused by the deterioration of the borrowers' ability to meet scheduled interest and principal payments. In addition to forgone revenue, the Company must increase the level of provision for loan losses, incur higher collection costs and other costs associated with the management and disposition of foreclosed properties.

   At December 31, 1999, loans that aggregated approximately $2.5 million, which are not on non-accrual status, were potential problem loans that may result in their being placed on non-accrual status in the future.

   Restructured loans in the amounts of $323,000, $428,000 and $568,000, at December 31, 1999, 1998 and 1997, respectively, that are considered to be impaired due to a reduction in the contractual interest rate, are on accrual status since the collateral securing these loans is sufficient to protect the contractual principal and interest of the restructured loans. These loans have been performing for a reasonable period of time. Interest accrued on these loans not yet collected as of December 31, 1999 was immaterial.

   In accordance with SFAS No. 114, which establishes the accounting treatment of impaired loans, loans that are within the scope of SFAS No. 114 totaling $3.0 million, $364,000 and $278,000 at December 31, 1999, 1998 and 1997,
respectively, have been measured based on the estimated fair value of the collateral since these loans are all collateral dependent. The total allowance for loan losses specifically allocated to impaired loans was $57,000, $78,000 and $143,000 at December 31, 1999, 1998 and 1997, respectively. The average recorded investment in impaired loans for the years ended December 31, 1999, 1998 and 1997 was approximately $1.7 million, $0.3 million and $0.7 million, respectively. No income was recorded on impaired loans during the portion of the year that they were impaired.

  Allowance for Loan Losses and Provision for Loan Losses

   Allowance for Loan Losses

   The Bank maintains an allowance for loan losses to absorb losses inherent in the loan portfolio based on ongoing quarterly assessments of the estimated losses. The Bank's methodology for assessing the appropriateness of the allowance consists of several key components, which include a specific allowance for identified problem loans, a formula allowance, and an unallocated allowance. The specific allowance incorporates the results of measuring impaired loans as provided in SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," and SFAS No. 118, "Accounting by Creditors for Impairment of a Loan--Income Recognition and Disclosures." These accounting standards prescribe the measurement methods, income recognition and disclosures related to impaired loans.

   The formula allowance is calculated by applying loss factors to outstanding loans by type, excluding loans for which a specific allowance has been determined. Loss factors are based on historical loss experience. New loan types, for which there has been no historical loss experience, as explained further below, is one of the considerations in determining the appropriateness of the unallocated allowance.

   The appropriateness of the unallocated allowance is reviewed by management based upon its evaluation of then-existing economic and business conditions affecting the key lending areas of the Bank and other conditions, such as new loan products, credit quality trends (including trends in nonperforming loans expected to result from existing conditions), collateral values, loan volumes and concentrations, specific industry conditions within portfolio segments that existed as of the balance sheet date and the impact that such conditions were believed to have had on the collectibility of the loan portfolio. Senior management reviews these conditions quarterly. Management's evaluation of the loss related to these conditions is reflected in the unallocated allowance. The evaluation of the inherent loss with respect to these conditions is subject to a higher degree of uncertainty because they are not identified with specific problem credits or portfolio segments.

   A summary of the components of the allowance for loan losses at December 31, 1999, 1998 and 1997 is as follows:

                                                                  (000's)
                                                            --------------------
                                                             1999   1998   1997
                                                            ------ ------ ------
      Specific allowance................................... $   57 $   78 $  143
      Formula allowance....................................    867    743    693
      Unallocated allowance................................  3,123  2,282  2,697
                                                            ------ ------ ------
      Total allowance...................................... $4,047 $3,103 $3,533
                                                            ====== ====== ======

   During 1999, changes in assumptions regarding the effects of economic and business conditions on borrowers and other factors, which are described below, affected the determination of the unallocated allowance.

   During 1999, the Bank's construction loans increased $18.5 million, or 150% over 1998, as a result of expanded product offerings and a focused marketing effort. This rapid increase in construction loans, which have a greater inherent credit risk than other types of real estate lending in which the Bank is engaged, contributed to the determination of the unallocated allowance because there has been generally no historical loss experience for this loan type.

   The Bank began participating in automobile lease financing during 1998. The Bank had total outstandings of $23.5 million of lease financings at December 31, 1999 compared to $2.8 million at December 31, 1998. These leases are originated by a third party and represent loans to consumers, which is not a primary lending activity of the Bank. The Bank believes these consumer oriented loans have a greater inherent credit risk than loans secured by real estate. As the Bank has generally no historical experience related to such loans, the increase in automobile lease financing contributed to the determination of the unallocated allowance.

   During 1999, the Bank's commercial and industrial loans, including lines of credit, increased $43.7 million, or 66% over 1998, primarily due to increased activity and a greater emphasis on this product by the Bank. These loans to businesses and not-for-profit organizations can be adversely impacted by changes in economic conditions, such as increases in interest rates, experienced during 1999. The increase in commercial and industrial loans also contributed to the determination of the unallocated allowance.

   Further, loans aggregating approximately $2.5 million, which are not on non-accrual status at December 31, 1999, were potential problem loans that may result in their being placed on non-accrual status in the future. Such loans were also considered in the determination of the unallocated portion of the allowance.

   A summary of the allowance for loan losses for the years ended December 31, is as follows:

                                        (000's except percentages)
                               ------------------------------------------------
                                 1999      1998      1997      1996      1995
                               --------  --------  --------  --------  --------
Net loans outstanding at end
 of year.....................  $412,914  $308,131  $264,254  $235,641  $212,507
                               --------  --------  --------  --------  --------
Average net loans outstanding
 during the year.............   355,628   279,378   249,259   220,604   207,724
                               --------  --------  --------  --------  --------
Allowance for loan losses:...
Balance, beginning of year...  $  3,103  $  3,533  $  2,559  $  4,182  $  4,352
Provision (credit) charged to
 expense.....................       600      (300)      600    (1,258)      125
                               --------  --------  --------  --------  --------
                                  3,703     3,233     3,159     2,924     4,477
Charge-offs and recoveries
 during the year:
Charge offs:
  Real estate................       (11)      (70)      (55)      (18)     (322)
  Commercial and industrial..       (85)     (250)     (208)     (552)     (433)
  Other......................       (14)      (18)      (48)      (95)      (25)
Recoveries:
  Real estate................       381        71       499        45       350
  Commercial and industrial..        73       135       161       236        71
  Other......................       --          2       --         19        64
                               --------  --------  --------  --------  --------
Net (charge-offs) recoveries
 during the year.............       344      (130)      374      (365)     (295)
                               --------  --------  --------  --------  --------
Balance, end of year.........  $  4,047  $  3,103  $  3,533  $  2,559  $  4,182
                               ========  ========  ========  ========  ========
Ratio of net charge-offs to
 average net loans
 outstanding during the
 year........................       --       0.05%      --       0.17%     0.14%
Ratio of allowance for loan
 losses to gross loans
 outstanding at end of the
 year........................      0.97%     1.00%     1.32%     1.07%     1.93%

   The distribution of our allowance for loan losses at the dates indicated is summarized as follows:

                                               (000's except percentages)
                          ---------------------------------------------------------------------
                                         1999                               1998
                          ---------------------------------- ----------------------------------
                                                Percent of                         Percent of
                          Amount of    Loan    Loans in each Amount of    Loan    Loans in each
                          Loan Loss Amounts by  Category by  Loan Loss Amounts by  Category by
                          Allowance  Category   Total Loans  Allowance  Category   Total Loans
                          --------- ---------- ------------- --------- ---------- -------------
One to four family......   $  167    $ 99,268      23.73%     $  148    $ 97,145      31.11%
Multi-family............      --       20,341       4.86         --       16,875       5.41
Commercial real estate..       57     125,588      30.02         257     111,397      35.68
Construction and
 development............      --       30,808       7.36         --       12,311       3.94
Consumer................      237      32,823       7.84          57       8,556       2.74
Commercial business.....      463     109,579      26.19         359      65,923      21.12
Unallocated.............    3,123         --         --        2,282         --         --
                           ------    --------     ------      ------    --------     ------
Total...................   $4,047    $418,407     100.00%     $3,103    $312,207     100.00%
                           ======    ========     ======      ======    ========     ======

                                                        (continued on next page)

(continued)

                                     1997                        1996                         1995
                          --------------------------- ---------------------------  ---------------------------
                                             Percent                     Percent                      Percent
                                             of Loans                    of Loans                     of Loans
                                      Loan   in each              Loan   in each               Loan   in each
                          Amount of Amounts  Category Amount of Amounts  Category  Amount of Amounts  Category
                          Loan Loss    by    by Total Loan Loss    by    by Total  Loan Loss    by    by Total
                          Allowance Category  Loans   Allowance Category  Loans    Allowance Category  Loans
                          --------- -------- -------- --------- -------- --------  --------- -------- --------
One to four family......   $  140   $ 78,136   29.07%  $  121   $ 70,546    29.71%  $  291   $ 68,128   31.37%
Multi-family............      --      16,554    6.16      --      11,952     5.03      --      10,179    4.69
Commercial real estate..      316    107,277   39.92      537     85,091    35.84      --      65,717   30.26
Construction and
 development............      --       5,197    1.94       50      6,313     2.66       57      7,183    3.31
Consumer................       78      5,620    2.09      108      6,814     2.87       80      4,978    2.29
Commercial business.....      302     55,962   20.82      365     56,736    23.89      954     60,981   28.08
Unallocated.............    2,697        --      --     1,378        --       --     2,800        --      --
                           ------   --------  ------   ------   --------  ------    ------   --------  ------
Total...................   $3,533   $268,746  100.00%  $2,559   $237,452  100.00%   $4,182   $217,166  100.00%
                           ======   ========  ======   ======   ========  ======    ======   ========  ======

   Actual losses can vary significantly from the estimated amounts. The Bank's methodology permits adjustments to the allowance in the event that, in management's judgment, significant factors which affect the collectibility of the loan portfolio as of the evaluation date have changed. By assessing the estimated losses inherent in the loan portfolio on a quarterly basis, the Bank is able to adjust specific and inherent loss estimates based upon any more recent information that has become available.

   Management believes the allowance for loan losses at December 31, 1999, appropriately reflects the risk elements inherent in the total loan portfolio at that time and is considered adequate to absorb potential losses. There is no assurance that the Company will not be required to make future adjustments to the allowance in response to changing economic conditions or regulatory examinations. During 1999, the FDIC, and during 1998, the New York State Banking Department, completed examinations of the Bank. In 1999, the Federal Reserve completed an off-site examination of the Company. The regulatory agencies concluded that the process of internal asset review and the allowance for loan losses were adequate.

   Provision for Loan Losses

   The Bank recorded a provision for loan losses of $600,000 during 1999, compared to a credit of $300,000 during 1998 and a provision of $600,000 during 1997. The provision (credit) for loan losses is charged to income to bring the Bank's allowance for loan losses to a level deemed appropriate by management based on the factors previously discussed under "Allowance for Loan Losses."

  Deposits

   The Company's fundamental source of funds supporting interest earning assets is deposits, consisting of non interest bearing demand deposits, checking with interest, money market, savings and various forms of time deposits. The maintenance of a strong deposit base is key to the development of lending opportunities and creates long term customer relationships, which enhance the ability to cross sell services. Depositors include various sized businesses, professionals, not-for-profits, municipalities and individuals. To meet the requirements of a diverse customer base, a full range of deposit instruments are offered, which has allowed the Company to maintain and expand its deposit base despite intense competition from other banking institutions and non-bank financial service providers.

   The following table presents a summary of deposits at December 31:

                                                              (000's)
                                                     --------------------------
                                                       1999     1998     1997
                                                     -------- -------- --------
   Demand deposits.................................. $226,345 $209,824 $191,233
   Money market accounts............................  140,462  109,780  106,214
   Savings accounts.................................   52,548   53,034   53,264
   Time deposits of $100,000 or more................  226,997  146,335  143,212
   Time deposits of less than $100,000..............   50,146   49,717   42,153
   Checking with interest...........................   58,348   58,607   59,306
                                                     -------- -------- --------
   Total............................................ $754,846 $627,297 $595,382
                                                     ======== ======== ========

   At December 31,1999 and 1998, certificates of deposits and other time deposits of $100,000 or more totaled $227.0 million and $146.3 million, respectively. At December 31, 1999, such deposits classified by time remaining to maturity were as follows:

                                                                       (000's)
      3 months or less................................................ $199,773
      Over 3 through 6 months.........................................   17,280
      Over 6 through 12 months........................................    8,389
      Over 12 months..................................................    1,555
                                                                       --------
      Total........................................................... $226,997
                                                                       ========

   Total deposits at the end of 1999 increased 20.3 percent to $754.8 million, from $627.3 million at December 31, 1998, an increase of 5.4 percent from $595.4 million at the end of 1997. Average deposits outstanding increased 10.7 percent in 1999 and 10.6 percent in 1998. Excluding municipal CD's, which are acquired on a bid basis, total deposits increased 12.0 percent and 7.1 percent, and average deposits increased 10.0 percent and 11.5 percent, respectively.

   Average non interest bearing deposits increased 13.7 percent or $27.7 million for 1999 compared to 1998, and 15.2 percent in 1998 compared to 1997, due to the Company's continuing emphasis on developing this funding source. Average interest bearing deposits in 1999 increased $43.2 million and, in 1998, increased $37.4 million, reflecting increases in all deposit categories except savings.

   Average balances in money market deposits increased $19.2 million in 1999 and $7.7 million in 1998, due principally to increased account activity by customers and, particularly in 1999, due to increased deposits from municipal customers.

   Checking with interest average deposits increased $3.8 million in 1999 and $2.9 million in 1998 due to increased activity by customers and the addition of new customer relationships through business development efforts.

   The increase of $20.7 million in 1999 and $29.2 million in 1998 of average time deposits principally reflects increases in municipal CD's and other jumbo CD's. These increases resulted from the Company's continuing business development effort of municipal customers as well as other customers placing deposits into higher rate CD's.

   Average savings deposits decreased $0.5 million in 1999 and $2.4 million in 1998, as the rate on savings accounts was maintained at a lower competitive rate and customers switched to other higher rate accounts.

   In general, deposit rates in 1999 declined from 1998 due to a lower interest rate environment. Deposit rates showed little change in 1998 from 1997, despite a slightly lower interest rate environment, as the Company left deposit rates at levels competitive with the market for such deposits.

   Time deposits of over $100,000, including municipal deposits, increased $80.7 million and $3.1 million in 1999 and 1998, respectively. The increases result from increases in municipal CD's which are used to expand or maintain lower cost municipal deposits, fund securities purchases and for capital leveraging. These CD's are acquired on a bid basis. Time deposits over $100,000 from other customers increased in 1999 $18.5 million over 1998 and $7.2 million in 1998 compared to 1997 principally due to the more attractive rates as compared to other deposit products. Time deposits of over $100,000 are generally for maturities of 7 to 180 days and are acquired to fund loans and securities, and to leverage capital under the Company's asset liability policy by matching such funds with investments and loan production in excess of other deposit growth.

   The Company also utilizes wholesale borrowings and other sources of funds interchangeably with time deposits in excess of $100,000 depending upon availability and rates paid for such funds at any point in time. Due to the generally short maturity of these fundings, the Company can experience higher volatility of interest margins during periods of both rising and declining interest rates. The Company does not generally acquire brokered deposits.

   The following table summarizes the average amounts and rates of various classifications of deposits for the periods indicated:

                                        (000's except percentages)
                               ----------------------------------------------
                                         Year ended December 31,
                               ----------------------------------------------
                                    1999            1998            1997
                                  Average         Average         Average
                               --------------  --------------  --------------
                                Amount   Rate   Amount   Rate   Amount   Rate
                               --------- ----  --------- ----  --------- ----
Demand deposits--Non interest
 bearing...................... $ 228,905  --   $ 201,249  --   $ 174,702  --
Money market accounts.........   129,690 2.54%   110,471 2.70%   102,739 2.76%
Savings accounts..............    52,847 1.55     53,376 2.01     55,784 2.00
Time deposits.................   265,665 4.71    244,933 5.18    215,736 5.35
Checking with interest........    58,379 1.39     54,606 1.77     51,725 1.64
                               ---------       ---------       ---------
Total......................... $ 735,486 2.37% $ 664,635 2.67% $ 600,686 2.72%
                               =========       =========       =========

   Borrowings with original maturities of one year or less totaled $219.5 million and $148.1 million at December 31, 1999 and 1998, respectively. Such short-term borrowings consisted of securities sold under agreements to repurchase and borrowings from the FHLB. Other borrowings totaled $94.2 million and $75.5 million at December 31, 1999 and 1998, respectively, consisting of borrowings from the FHLB with stated maturities of ten years and 1 to 3 year call options.

   Interest expense on all borrowings totaled $12.2 million, $9.9 million and $7.7 million in 1999, 1998 and 1997, respectively. The following table summarizes the average balances, weighted average interest rates and the maximum month-end outstanding amounts of securities sold under agreements to repurchase and FHLB borrowings for each of the years:

                                                 (000's except percentages)
                                                 ----------------------------
                                                   1999      1998      1997
                                                 --------  --------  --------
Average balance:                Short-term       $147,502  $129,405  $142,438
                                Other borrowings   93,254    55,307     1,669
Weighted average interest rate
 (for the year):                Short-term            4.9%      5.4%      5.4%
                                Other borrowings      5.4%      5.4%      4.9%
Weighted average interest rate
 (at year end):                 Short-term            4.7%      4.8%      5.4%
                                Other borrowings      5.4%      5.3%      6.5%
Maximum month-end outstanding
 amount:                        Short-term       $219,484  $148,147  $164,548
                                Other borrowings   94,234    75,536     1,635

   In addition, at December 31, 1999, the Bank had available unused lines of credit of $17 million from FHLB, $15 million from Manufacturers & Traders Trust Company, $2 million from BankBoston and $60 million from Merrill Lynch, all of which are subject to various terms and conditions.

  Capital Resources

   Stockholders' equity decreased to $68.3 million at December 31, 1999, or 9.8 percent from $75.7 million at December 31, 1998. Stockholders' equity at December 31, 1998 increased 16.8 percent from 1997. In each year, stockholders' equity was increased by record net income and the exercise of stock options, offset by cash dividends of $4.3 million and $3.5 million in 1999 and 1998, respectively, and repurchases of outstanding shares of stock. Stockholders' equity also decreased by $17.2 million at December 31, 1999 and increased by $2.6 million at December 31, 1998 as a result of the effect of the net unrealized loss in 1999 and net unrealized gain in 1998 on securities available for sale, net of tax.

   The Company paid its first cash dividend in 1996, and the Board of Directors authorized a quarterly cash dividend policy in the first quarter of 1998. The Bank's payment of dividends to the Company, the Company's primary source of funds, is subject to limitation by federal and state regulators based on such factors as the maintenance of adequate capital, which could reduce the amount of dividends otherwise payable. See "Business--Supervision and Regulation."

   The various components and changes in stockholders' equity are reflected in the Consolidated Statements of Changes in Stockholders' Equity for the years ended December 31, 1999, 1998 and 1997 included elsewhere herein.

   Management believes that future retained earnings will provide the necessary capital for current operations and the planned growth in total assets.

   All banks and bank holding companies are subject to risk-based capital guidelines. These guidelines define capital as Tier 1 and Total capital. Tier 1 capital consists of common stockholders' equity and qualifying preferred stock, less intangibles; and Total capital consists of Tier 1 capital plus the allowance for loan losses up to certain limits, preferred stock and certain subordinated and term-debt securities. The guidelines require a minimum total risk-based capital ratio of 8.0 percent, and a minimum Tier 1 risk-based capital ratio of 4.0 percent.

   The risk-based capital ratios at December 31, follow:

                                                               1999  1998  1997
                                                               ----  ----  ----
      Tier 1 capital:
        Company............................................... 15.7% 19.4% 18.6%
        Bank.................................................. 15.5  19.3  18.6
      Total capital:
        Company............................................... 16.5  20.2  19.6
        Bank.................................................. 16.3  20.1  19.6

   Banks and bank holding companies must also maintain a minimum leverage ratio of 4 percent, which consists of Tier 1 capital based on risk-based capital guidelines, divided by average tangible assets (excluding intangible assets that were deducted to arrive at Tier 1 capital).

   The leverage ratios were as follows at December 31:

                                                                 1999  1998  1997
                                                                 ----  ----  ----
      Company................................................... 7.2%  7.4%  7.4%
      Bank...................................................... 7.1   7.4   7.4

   To be considered "well-capitalized" under FDICIA, an institution must generally have a leverage ratio of at least 5 percent, Tier 1 ratio of 6 percent and a Total capital ratio of 10 percent. The Bank exceeds all current regulatory capital requirements and was in the "well capitalized" category at December 31, 1999. Management plans to conduct the affairs of the Bank so as to maintain a strong capital position in the future.

  Liquidity

   The Asset/Liability Strategic Committee ("ALSC") of the Board of Directors of the Bank establishes specific policies and operating procedures governing the Company's liquidity levels and develops plans to address future liquidity needs, including contingent sources of liquidity. The primary functions of asset liability management are to provide safety of depositor and investor funds, assure adequate liquidity and maintain an appropriate balance between interest earning assets and interest bearing liabilities. Liquidity management involves the ability to meet the cash flow requirement of depositors wanting to withdraw funds or borrowers needing assurance that sufficient funds will be available to meet their credit needs. Interest rate sensitivity management seeks to manage fluctuating net interest margins and to enhance consistent growth of net interest income through periods of changing interest rates.

   The Bank's liquid assets, at December 31, 1999, include cash and due from banks of $26.2 million and Federal funds sold of $20.9 million. Federal funds sold represents the Bank's excess liquid funds that are invested with other financial institutions in need of funds and which mature daily.

   Other sources of liquidity include maturities and principal and interest payments on loans and securities. The loan and securities portfolios are of high credit quality and of mixed maturity, providing a constant stream of maturing and re-investable assets, which can be converted into cash should the need arise. The ability to redeploy these funds is an important source of medium to long term liquidity. The amortized cost of securities available for sale having contractual maturities or expected call dates or average lives of one year or less amounted to $60.3 million at December 31, 1999. This represented 9.2 percent of the amortized cost of the securities portfolio. Excluding installment loans to individuals, real estate loans other than construction loans and lease financing, $62.5 million, or 44.5 percent of loans at December 31, 1999, mature in one year or less. The Bank may increase liquidity by selling certain residential mortgages, or exchanging them for mortgage-backed securities that may be sold, in the secondary market.

   The Bank is a member of the FHLB. The Bank has a borrowing capacity of up to $110 million at December 31, 1999, at various terms secured by FHLB stock owned and to be purchased and certain other assets of the Bank. The Bank had advances from the FHLB totaling $93 million at December 31, 1999. The Bank borrowed $126.5 million under securities sold under agreements to repurchase at December 31, 1999, and had securities totaling $26 million at December 31, 1999 that could be sold under agreements to repurchase, thereby increasing liquidity. In addition, the Bank has an agreement with a primary investment firm to borrow up to $60 million under Retail CD Brokerage Agreements and has agreements with two correspondent banks for Federal funds purchased totaling $17 million. The Bank had no amounts outstanding under these agreements at December 31, 1999. Additional liquidity is provided by the ability to borrow from the Federal Reserve Bank's discount window, which borrowings must be collateralized by U.S. Treasury and government agency securities.

   The Bank pledges certain of its assets as collateral for deposits of municipalities and other deposits allowed or required by law, FHLB borrowings and repurchase agreements. By utilizing collateralized funding sources, the Bank is able to access a variety of cost effective sources of funds. The assets pledged consist of U.S. Treasury and government agency securities, mortgage-backed securities and other securities. Management monitors its liquidity requirements by assessing assets pledged, the level of assets available for sale, additional borrowing capacity and other factors. Management does not anticipate any negative impact to its liquidity from its pledging activities.

   Non interest bearing demand deposits and interest bearing deposits from businesses, professionals, not-for-profit organizations and individuals are a relatively stable, low-cost source of funds. The deposits of the Bank generally have shown a steady growth trend as well as a generally consistent deposit mix. However, there can be no assurance that deposit growth will continue or that the deposit mix will not shift to higher rate products.

   Another source of funding for the Company is capital market funds, which includes common stock, preferred stock, convertible debentures, retained earnings and long-term debt qualifying as regulatory capital.

   Each of the Company's sources of liquidity is vulnerable to various uncertainties beyond the control of the Company. Scheduled loan and security payments are a relatively stable source of funds, while loan and security prepayments and calls, and deposit flows vary widely in reaction to market conditions, primarily prevailing interest rates. Asset sales are influenced by general market interest rates and other unforeseen market conditions. The Company's ability to borrow at attractive rates is affected by its financial condition and other market conditions.

   Management considers the Company's sources of liquidity to be adequate to meet any expected funding needs and also to be responsive to changing interest rate markets.

Market Risk at March 31, 2000

   The Company's primary market risk exposure is interest rate risk since all transactions are denominated in U.S. dollars with no direct foreign exchange or changes in commodity price exposure.

   All market risk sensitive instruments continue to be classified as available for sale with no financial instruments entered into for trading purposes. The Company does not use derivative financial instruments extensively. However, an interest rate floor with a notional amount of $50 million was in place as of March 31, 2000 to manage the Company's interest rate exposure. The Company did not enter into any new derivative financial instruments during the three months ended March 31, 2000.

   The Company uses two methods to evaluate market risk to changes in interest rates, a "Static Gap" analysis and a simulation analysis of the impact of changes in interest rates on the Company's net interest income. Both methods show the Company's net interest income declining if interest rates gradually rise.

   The Company's "Static Gap" at March 31, 2000 was negative $340.0 million in the one year time frame.

   The Company's policy limit on interest rate risk has remained unchanged since December 31, 1999. The following table illustrates the estimated exposure under a rising rate scenario and a declining rate scenario calculated as a percentage change in estimated net interest income assuming a gradual shift in interest rates for the next 12 month measurement period, beginning March 31, 2000.

                           Percentage Change
                             in Estimated
      Gradual Change in   Net Interest Income
       Interest Rates     from March 31, 2000 Policy Limit
      -----------------   ------------------- ------------
      +200 basis points         (5.5)%           (5.0)%
      -200 basis points          5.5 %           (5.0)%

   The percentage change in estimated net interest income in the +200 basis points scenario continues to exceed the Company's policy limit. As a result, management and the Board of Directors have reviewed the contributing factors and determined that no immediate corrective action was necessary.

Market Risk at December 31, 1999 and 1998

   Market risk is the potential for economic losses to be incurred on market risk sensitive instruments arising from adverse changes in market indices such as interest rates, foreign currency exchange rates and commodity prices. Since all Company transactions are denominated in U.S. dollars with no direct foreign exchange or changes in commodity price exposures, the Company's primary market risk exposure is interest rate risk.

   Interest rate risk is the exposure of net interest income to changes in interest rates. Interest rate sensitivity is the relationship between market interest rates and net interest income due to the repricing characteristics of assets and liabilities. If more liabilities than assets reprice in a given period (a liability-sensitive position or "negative gap"), market interest rate changes will be reflected more quickly in liability rates. If interest rates decline, such positions will generally benefit net interest income. Alternatively, where assets reprice more quickly than liabilities in a given period (an asset-sensitive position or "positive gap"), a decline in market rates could have an adverse effect on net interest income. Excessive levels of interest rate risk can result in a material adverse effect on the Company's future financial condition and results of operations. Accordingly, effective risk management techniques that maintain interest rate risk at prudent levels is essential to the Company's safety and soundness.

   The Company has no financial instruments entered into for trading purposes. Federal funds, both purchases and sales, on which rates change daily, and loans and deposits tied to certain indices, such as the prime rate and federal discount rate, are the most market sensitive and have the most stable fair values. The least sensitive instruments include long-term fixed rate loans and securities and fixed rate savings deposits, which have the least stable fair value. On those types falling between these extremes, the management of maturity distributions is as important as the balances maintained. Management of maturity distributions involve the matching of interest rate maturities, as well as principal maturities, and is a key determinant of net interest income. In periods of rapidly changing interest rates, an imbalance ("gap") between the rate sensitive assets and liabilities can cause major fluctuations in net interest income and in earnings. The Company's management of liquidity and interest rate sensitivity has been successful in the past, as evidenced by the continued net interest income growth. Continuing to establish patterns of sensitivity which will enhance future growth regardless of frequent shifts in the market conditions is one of the objectives of the Company's asset/liability management strategy.

   Evaluating the Company's exposure to changes in interest rates is the responsibility of ALSC and includes assessing both the adequacy of the management process used to control interest rate risk and the quantitative level of exposure. When assessing the interest rate risk management process, the Company seeks to ensure that appropriate policies, procedures, management information systems and internal controls are in place to maintain interest rate risk at appropriate levels. Evaluating the quantitative level of interest rate risk exposure, requires the Company to assess the existing and potential future effects of changes in interest rates on its consolidated financial condition, including capital adequacy, earnings, liquidity and asset quality.

   The Company uses two methods to evaluate market risk to changes in interest rates. A "Static Gap" analysis shows the Company as liability-sensitive in the one-year time frame as of December 31, 1999. The simulation analysis also indicates a liability-sensitive position at that same date. The Company believes the simulation analysis is a more accurate analysis of interest rate risk.

   The "Static Gap" as of December 31, 1999 and 1998 is presented in the tables below. Balance sheet items are appropriately categorized by contractual maturity, expected average lives for mortgage-backed securities, or repricing dates, with prime rate indexed loans and certificates of deposit. Checking with interest accounts, savings accounts, money market deposits and other borrowings constitute the bulk of the floating rate category. The determination of the interest rate sensitivity of non contractual items is arrived at in a subjective fashion. Savings accounts are viewed as a relatively stable source of funds and are therefore classified as intermediate funds.

   At December 31, 1999, the "Static Gap" showed a negative cumulative gap of $289.2 million in the one day to one year repricing period, as compared to a positive cumulative gap of $14.4 million at December 31, 1998. The cumulative gap at December 31, 1999 is due principally to fixed rate securities and loans in the over one year to five years and over five years categories to maximize yield on assets and the treatment of deposit accounts, and other borrowings, as previously discussed above. A significant portion of the loans in the over one year to five year category represents five year fixed rate commercial mortgages and commercial loans. Origination of such loans has allowed the Company to generate an asset repriceable within five years to reduce long-term interest rate risk. The change in the cumulative static gap between December 31, 1999 and December 31, 1998 reflects the increase in such fixed rate loans, the reduced expectation of prepayment of securities with such provisions and the reduced expectation of calls on securities with such provisions, thereby extending the estimated repricing dates. In addition, borrowing in total increased, as did the expectation of calls on such borrowings. These shifts in estimated repricing dates resulted from increases in interest rates at year end 1999 as compared to year end 1998.

   The Company uses the simulation analysis to estimate the effect that specific movements in interest rates would have on net interest income. This analysis incorporates management assumptions about the levels of future balance sheet trends, different patterns of interest rate movements, and changing relationships between interest rates (i.e. basis risk). These assumptions have been developed through a combination of historical analysis and future expected pricing behavior. For a given level of market interest rate changes, the simulation can consider the impact of the varying behavior of cash flows from principal prepayments on the loan portfolio and mortgage-backed securities, call activities on investment securities, balance charges on non contractual maturity deposit products (demand deposits, checking with interest, money market and savings accounts), and embedded option risk by taking into account the effects of interest rate caps and floors. The impact of planned growth and anticipated new business activities is not integrated into the simulation analysis. The Company can assess the results of the simulation and, if necessary, implement suitable strategies to adjust the structure of its assets and liabilities to reduce potential unacceptable risks to net interest income.

   The Company's policy limit on interest rate risk is that if interest rates were to gradually increase or decrease 200 basis points from current rates, the percentage change in estimated net interest income for the subsequent 12 month measurement period should not decline by more than 5.0 percent. Net interest income is forecasted using various interest rate scenarios that management believes are reasonably likely to impact the Company's financial condition. A base case scenario, in which current interest rates remain stable, is used for comparison to other scenario simulations. The table below illustrates the estimated exposures under a rising rate scenario and a declining rate scenario calculated as a percentage change in estimated net interest income from the base case scenario, assuming a gradual shift in interest rates for the next 12 month measurement period, beginning December 31, 1999 and 1998.

                                 Percentage Change in   Percentage Change in
                                Estimated Net Interest Estimated Net Interest
   Gradual Change in Interest        Income from        Income from December
   Rates                          December 31, 1999           31, 1998
   --------------------------   ---------------------- ----------------------
   + 200 basis points..........          (5.3)%                 (3.0)%
   - 200 basis points..........           9.7 %                  2.0 %

   The percentage change in estimated net interest income in the +200 basis points scenario of (5.3%) exceeds the Company's policy limit of (5.0%). As a result, the ALSC reviewed the contributing factors and determined that no immediate corrective action was necessary.

   As with any method of measuring interest rate risk, there are certain limitations inherent in the method of analysis presented. Actual results may differ significantly from simulated results should market conditions and management strategies, among other factors, vary from the assumptions used in the analysis. The model assumes that certain assets and liabilities of similar maturity or period to repricing will react the same to changes in interest rates, but, in reality, they may react in different degrees to changes in market interest rates. Specific types of financial instruments may fluctuate in advance of changes in market interest rates, while other types of financial instruments may lag behind changes in market interest rates. Additionally, other assets, such as adjustable-rate loans, have features which restrict changes in interest rates on a short-term basis and over the life of the asset. Furthermore, in the event of a change in interest rates, expected rates of prepayments on loans and securities and early withdrawals from time deposits could deviate significantly from those assumed in the simulation.

   One way to minimize interest rate risk is to maintain a balanced or matched interest rate sensitivity position. However, profits are not always maximized by matched funding. To increase net interest earnings, the Company selectively mis-matches asset and liability repricing to take advantage of short-term interest rate movements and the shape of the U.S. Treasury yield curve. The magnitude of the mismatch depends on a careful assessment of the risks presented by forecasted interest rate movements. The risk inherent in such a mismatch, or gap, is that interest rates may not move as anticipated.

   Interest rate risk exposure is reviewed in quarterly meetings in which guidelines are established for the following quarter and the longer term exposure. The structural interest rate mismatch is reviewed periodically by ALSC and management.

   Risk is mitigated by matching maturities or repricing more closely, and by reducing interest rate risk by the use of interest rate contracts. The Company does not use derivative financial instruments extensively. However, as circumstances warrant, the Company purchases derivatives such as interest rate contracts to manage its interest rate exposure. Any derivative financial instruments are carefully evaluated to determine the impact on the Company's interest rate risk in rising and declining interest rate environments as well as the fair value of the derivative instruments. Use of derivative financial instruments is included in the Bank's Asset/Liability policy, which has been approved by the Board of Directors. Additional information on derivative financial instruments is presented in Note 1 to the Consolidated Financial Statements.

   The tables below set forth the interest rate sensitivity analysis by repricing date at year end 1999 and 1998.

Interest Rate Sensitivity Analysis By Repricing Date

December 31, 1999

                                              (000's except percentages)
                         -------------------------------------------------------------------------------
                          One Day    Over One      Over      Over One
                            and       Day to       Three      Year to      Over      Non-
                         Floating      Three     Months to     Five        Five    Interest
                           Rate       Months     One Year      Years      Years     Bearing     Total
                         ---------   ---------   ---------   ---------   --------  ---------  ----------
Assets:
Loans, net..............       --    $ 167,220   $  32,382   $ 124,586   $ 88,726        --   $  412,914
Mortgage-backed
 securities.............       --       55,523      44,980      83,813    125,552        --      309,868
Other securities........       --        4,158      18,795      65,629    236,523        --      325,105
Other earning assets.... $  20,900         --          --          --         --         --       20,900
Other assets............       --        9,361         --          --         --   $  69,324      78,685
                         ---------   ---------   ---------   ---------   --------  ---------  ----------
Total assets............    20,900     236,262      96,157     274,028    450,801     69,324   1,147,472
                         ---------   ---------   ---------   ---------   --------  ---------  ----------
Liabilities and
 stockholders' equity:
Interest bearing
 deposits...............       --      364,018      45,466       8,028    110,989        --      528,501
Other borrowed funds....   126,269     103,720       3,018      80,358        353        --      313,718
Demand deposits.........       --          --          --          --         --     226,345     226,345
Other liabilities.......       --          --          --          --         --      10,598      10,598
Stockholders' equity....       --          --          --          --         --      68,310      68,310
                         ---------   ---------   ---------   ---------   --------  ---------  ----------
Total liabilities and
 stockholders' equity...   126,629     467,738      48,484      88,386    111,342    305,253   1,147,472
                         ---------   ---------   ---------   ---------   --------  ---------  ----------
Net interest rate
 sensitivity gap........ $(105,369)  $(231,476)  $  47,673   $ 185,642   $339,459  $(235,929)        --
                         ---------   ---------   ---------   ---------   --------  ---------  ----------
Cumulative gap.......... $(105,369)  $(336,845)  $(289,172)  $(103,530)  $235,929        --          --
                         ---------   ---------   ---------   ---------   --------  ---------  ----------
Cumulative gap to
 interest-earning
 assets.................     (9.77)%    (31.24)%    (26.82)%     (9.60)%    21.88%       --          --
                         ---------   ---------   ---------   ---------   --------  ---------  ----------

December 31, 1998

                                              (000's except percentages)
                         -----------------------------------------------------------------------------
                          One Day     Over One      Over     Over One
                            and        Day to       Three     Year to     Over       Non-
                         Floating      Three      Months to    Five       Five     Interest
                           Rate        Months     One Year     Years     Years     Bearing     Total
                         ---------   ----------   ---------  ---------  --------  ----------  --------
Assets:
Loans, net..............       --    $  134,104   $  28,420  $  96,501  $ 48,106         --   $308,131
Mortgage-backed
 securities.............       --        69,352      79,162     96,939    58,804         --    304,257
Other securities........ $     351       57,701      80,398     54,085    88,824         --    261,359
Other earning assets....     3,500          --          --         --        --          --      3,500
Other assets............       --         5,277         --         --        --   $   57,278    62,556
                         ---------   ----------   ---------  ---------  --------  ----------  --------
Total assets............     3,851      266,434     188,980    247,525   175,734      57,278   939,802
                         ---------   ----------   ---------  ---------  --------  ----------  --------
Liabilities and
 stockholders' equity:
Interest bearing
 deposits...............       --       281,784      34,963      8,500   112,246         --    417,473
Other borrowed funds....    61,418       86,735          19        194    75,317         --    223,683
Demand deposits.........       --           --          --         --        --      209,824   209,824
Other liabilities.......       --           --          --         --        --       13,128    13,128
Stockholders' equity....       --           --          --         --        --       75,696    75,695
                         ---------   ----------   ---------  ---------  --------  ----------  --------
Total liabilities and
 stockholders' equity...    61,418      348,499      34,982      8,694   187,663     298,545   939,802
                         ---------   ----------   ---------  ---------  --------  ----------  --------
Net interest rate
 sensitivity gap........ $ (57,587)  $  (82,065)  $ 153,998  $ 238,831  $(11,829) $ (241,368)      --
                         ---------   ----------   ---------  ---------  --------  ----------  --------
Cumulative gap.......... $ (57,567)  $ (139,632)  $  14,366  $ 253,197  $241,368         --        --
                         ---------   ----------   ---------  ---------  --------  ----------  --------
Cumulative gap to
 interest-earning
 assets.................     (6.52)%     (16.82)%      1.63%     28.69%    27.33%        --        --
                         ---------   ----------   ---------  ---------  --------  ----------  --------

Forward-Looking Statements

   The Company has made, and may continue to make, various forward-looking statements with respect to earnings, credit quality and other financial and business matters for periods subsequent to December 31, 1999. The Company cautions that these forward-looking statements are subject to numerous assumptions, risks and uncertainties, and that statements relating to subsequent periods increasingly are subject to greater uncertainty because of the increased likelihood of changes in underlying factors and assumptions. Actual results could differ materially from forward-looking statements.

   In addition to those factors previously disclosed by the Company and those factors identified elsewhere herein, the following factors could cause actual results to differ materially from such forward-looking statements:

  .  competitive pressure on loan and deposit product pricing;

  .  other actions of competitors;

  .  changes in economic conditions;

  .  the extent and timing of actions of the Federal Reserve Board;

  .  a loss of customer deposits;

  .  changes in customer's acceptance of the Banks' products and services;

  . increases in federal and state income taxes and/or the Company's effective income tax rate; and

  .  the extent and timing of legislative and regulatory actions and reform.

   The Company's forward-looking statements are only as of the date on which such statements are made. By making any forward-looking statements, the Company assumes no duty to update them to reflect new, changing or unanticipated events or circumstances.

Impact of Inflation and Changing Prices

   The Consolidated Financial Statements and Notes thereto presented herein have been prepared in accordance with generally accepted accounting principles ("GAAP"), which require the measurement of financial position and operating results in terms of historical dollar amounts or estimated fair value without considering the changes in the relative purchasing power of money over time due to inflation. The impact of inflation is reflected in the increased cost of the Company's operations. Unlike industrial companies, nearly all of the assets and liabilities of the Company are monetary in nature. As a result, interest rates have a greater impact on the Company's performance than do the effects of general levels of inflation. Interest rates do not necessarily move in the same direction or to the same extent as the price of goods and services.

Financial Ratios

   Significant ratios of the Company for the periods indicated are as follows:

                                                        Year ended December
                                                                31,
                                                        ----------------------
                                                         1999    1998    1997
                                                        ------  ------  ------
Earnings Ratios
Net income as a percentage of:
  Average earning assets..............................    1.39%   1.40%   1.46%
  Average total assets................................    1.31    1.32    1.35
  Average total stockholders' equity (/1/)............   18.60   18.44   18.60
Capital Ratios
  Average total stockholders' equity to average total
   assets(/1/)........................................    7.06%   7.16%   7.27%
  Average net loans as a multiple of average total
   stockholders' equity(/1/)..........................    4.72    4.20    4.18
  Leverage capital....................................    7.20    7.40    7.40
  Tier I capital (to risk weighted assets)............   15.70   19.40   18.60
  Total risk-based capital (to risk weighted assets)..   16.50   20.20   19.60
Other
Allowance for loan losses as a percentage of year-end
 loans................................................    0.97%   1.00%   1.32%
Loans (net) as a percentage of year-end total assets..   35.98   32.79   32.45
Loans (net) as a percentage of year-end total
 deposits.............................................   54.70   49.12   44.38
Securities as a percentage of year-end total assets...   55.34   60.18   59.41
Average interest earning assets as a percentage of
 average interest bearing liabilities.................  134.46  134.74  132.81
Dividends per share as a percentage of diluted
 earnings per share...................................   31.48   28.87   21.96

--------
(1) Excludes unrealized losses in 1999 and unrealized gains in 1998 and 1997, net of tax, on securities available for sale

Quarterly Results of Operations

   Set forth below are certain quarterly results of operations for 1999 and 1998.

                                          (000's except per share data)
                         ------------------------------------------------------------------
                                  1999 Quarters                    1998 Quarters
                         -------------------------------- ---------------------------------
                         Fourth    Third  Second   First  Fourth    Third   Second   First
                         -------  ------- ------- ------- -------  -------  ------- -------
Interest income......... $19,615  $18,580 $16,964 $15,657 $15,765  $16,106  $16,022 $14,552
Net interest income.....  11,097   10,897   9,949   9,215   8,940    8,711    8,682   8,490
Provision (credit) for
 loan losses............     (75)     225     225     225    (250)    (350)     150     150
Income before income
 taxes..................   5,044    5,649   4,023   3,932   4,780    3,936    3,565   3,540
Net income..............   3,734    4,265   3,037   2,968   4,007    2,991    2,565   2,691
Basic earnings per
 common share...........    0.88     1.00    0.72    0.71    0.95     0.71     0.62    0.64
Diluted earnings per
 common share...........    0.86     0.98    0.71    0.69    0.92     0.70     0.60    0.62

                        MARKET PRICE AND DIVIDEND POLICY

   The Company's common stock was held of record as of April 3, 2000 by approximately 560 shareholders. The Company's common stock trades on a limited and sporadic basis in the over-the-counter market under the symbol "HUVL", but no public trading market has developed. The Company has historically purchased shares of common stock from shareholders at a price that the Company believes to be the fair market value at the time. Some of these purchases are made pursuant to Stock Restriction Agreements which give the Company a right of first refusal if the shareholder wishes to sell his or her shares. The majority of transactions in the Company's common stock are sales to the Company or private transactions. There can be no assurance that the Company will purchase any additional stock in the future.

   The table below sets forth the high and the low prices per share at which the Company purchased shares of its common stock from shareholders in 1998, 1999, and the first quarter of 2000. The price per share has been adjusted to reflect the 10 percent stock dividend to shareholders in December 1999 and 1998.

                                                        1999          1998
                                                    ------------- -------------
                                                     High   Low    High   Low
                                                    ------ ------ ------ ------
First Quarter...................................... $28.64 $27.73 $25.62 $24.79
Second Quarter.....................................  30.91  28.64  26.45  25.62
Third Quarter......................................  31.36  30.91  26.86  26.45
Fourth Quarter.....................................  32.00  31.36  27.73  26.86
First Quarter 2000 through April 3, 2000...........  32.00  32.00

   The foregoing prices were not subject to retail markup, markdown or commission.

   In 1998, the Board of Directors of the Company adopted a policy of paying quarterly cash dividends to holders of its common stock. Quarterly cash dividends were paid as follows: In 1999, $0.24 per share to holders of record on February 8; $0.26 per share to holders of record on May 6, August 5 and November 8. In 1998, $0.20 per share to holders of record on February 10 and May 12; $0.21 per share to holders of record on August 11 and November 9.

   Stock dividends of 10 percent each (one share for every 10 outstanding shares) were declared by the Company for shareholders of record on December 2, 1999 and November 30, 1998.

   Effective April 28, 2000, the Board of Directors of the Company raised the price at which the Company would purchase shares to $35.00 per share and raised the quarterly dividend to $.31 per share to holders of record on May 8, 2000.

   Any funds which the Company may require in the future to pay cash dividends, as well as various Company expenses, are expected to be obtained by the Company chiefly in the form of cash dividends from the Bank and secondarily from sales of common stock pursuant to the Company's stock option plan. The ability of the Company to declare and pay dividends in the future will depend not only upon its future earnings and financial condition, but also upon the future earnings and financial condition of the Bank and its ability to transfer funds to the Company in the form of cash dividends and otherwise. The Company is a separate and distinct legal entity from the Bank. The Company's right to participate in any distribution of the assets or earnings of the Bank is subject to prior claims of creditors.

   Under the New York Banking Law, a New York bank may declare and pay dividends not more often than quarterly and no dividends may be declared, credited, or paid so long as there is any impairment of capital stock. In addition, except with the approval of the New York State Superintendent of Banks, the total of all dividends declared in any year may not exceed the sum of a bank's net profits for that year and its undistributed net profits for the preceding two years, less any required transfers to surplus. A bank may be required to transfer to surplus up to 10 percent of its net profits in any accounting period if its combined capital stock, surplus and undivided profit accounts do not equal 10 percent of its net deposit liabilities.

   The payment of dividends by the Company may also be limited by the Federal Reserve Board's capital adequacy and dividend payment guidelines applicable to bank holding companies. See "Business--Supervision and Regulation."

                                   MANAGEMENT

Directors and Executive Officers

   Certain information with respect to directors and executive officers of the Company and of the Bank is set forth below. All directors serve a term of one year. All executive officers are elected by the Board of Directors and serve until their successors are duly elected by the Board of Directors. Unless otherwise noted, all of the individuals set forth below are directors and executive officers of the Company.

Name                      Age Position
----                      --- --------
John N. Finnerty........   61 President, Chief Executive Officer and Director
Stephen R. Brown........   44 Executive Vice President, Chief Operating Officer and Chief
                              Financial Officer
Vincent T. Palaia.......   53 Executive Vice President and Chief Lending Officer of the Bank
Joseph L. Bellini, III..   59 Executive Vice President of the Bank
James J. Landy..........   45 Executive Vice President of the Bank
George E. Dunkel........   59 Executive Vice President of the Bank
William E. Griffin......   67 Director and Chairman of the Board
James M. Coogan.........   57 Director and Secretary
Gregory F. Holcombe.....   38 Director
Angelo R. Martinelli....   72 Director
Ronald F. Poe...........   61 Director
John A Pratt, Jr........   69 Director
Cecile D. Singer........   70 Director
Craig S. Thompson.......   46 Director

   John N. Finnerty joined the Company in 1978 and has served as an executive officer in various capacities, becoming Executive Vice President and Chief Operating Officer in 1995 and President and Chief Executive Officer in 1997. He has been a member of the Board of Directors since 1990. Mr. Finnerty has announced that he will retire at the end of the current calendar year.

   Stephen R. Brown has served as the Executive Vice President, Chief Operating Officer and Chief Financial Officer of the Company since 1997. Mr. Brown served as Senior Vice President and Chief Financial Officer of the Company from 1996 to 1997 and as Vice President and Controller from 1993 until 1996.

   Vincent T. Palaia has served as Executive Vice President and Chief Lending Officer of the Bank since 1997. From 1995 until 1997, Mr. Palaia served as Senior Vice President and Chief Lending Officer of the Bank, responsible for real estate and general business lending.

   Joseph L. Bellini, III has served as Executive Vice President of the Bank since 1997. He became responsible for Top 100 VIP Relationships in 2000. From 1997 until 1999, Mr. Bellini was responsible for the Bank's Sales Group and Segment Leader for General Business. From 1996 until 1997, Mr. Bellini served as Senior Vice President of the Bank and Team Leader for Small Businesses. Prior to joining the Bank, Mr. Bellini was Vice President of Chase Manhattan Bank, serving the small business market in Westchester and Bronx counties in New York until 1996.

   James J. Landy has served as Executive Vice President of the Bank since December 1998 and as Manager of Strategic Relationships and Sales since September 1999, having been employed by the Bank since 1977. He has served as Manager of Special Relationships from 1997 until 1999, as Senior Vice President and Manager of Municipal and Community Relationships from 1996 to 1997, and as Regional Vice President for Southern Westchester from 1988 to 1996.

   George E. Dunkel joined the Bank in August 1999 as an Executive Vice President responsible for certain lending programs and product development. Prior to that time, he was President, Chief Executive Officer and a member of the Board of Directors of Community Bank of Sullivan County, a bank he helped to found in 1993.

   William E. Griffin is an attorney and is a shareholder and President of Griffin, Coogan & Veneruso, P.C., a law firm located in Bronxville, New York. He has been a member of the Board of Directors since 1981 and Chairman of the Board since 1990.

   James M. Coogan is an attorney and is a shareholder and Vice President of Griffin, Coogan & Veneruso P.C., a law firm located in Bronxville, New York. He has been a member of the Board of Directors of the Company since 1994 and Secretary since 1997.

   Gregory F. Holcombe is Vice President of Supply Chain Management of Precision Valve Corporation, a maker of aerosol spray valves based in Yonkers, New York. Mr. Holcombe was previously Vice President of Component and Machinery Sales from 1997 to 1999 and Financial Analyst Manager from 1995 to 1997 of Precision Valve Corporation. He has been a member of the Board of Directors of the Company since 1999.

   Angelo R. Martinelli has been President of Gazette Press, Inc., a printing company located in Yonkers, New York since 1948. He has been a Director of the Company since 1990.

   Ronald F. Poe has been President of Ronald F. Poe & Associates, a private real estate investment firm in White Plains, New York, since February 1999; prior thereto, he was Senior Advisor of Legg Mason Dorman & Wilson, Inc., a real estate investment banking firm in White Plains from which he retired as Chairman and Chief Executive Officer in August 1998. Mr. Poe has been a Director of the Company since 1997. He also serves as a member of the Board of Directors of Freddie Mac and Charter One Financial, Inc.

   John A. Pratt, Jr. has served as a consultant to the Bank since 1996, advising the Bank on new business development and business retention. Mr. Pratt was previously the President and Chief Executive Officer of the Company, retiring in 1995. He has served as a director of the Company since 1983.

   Cecile D. Singer has been a principal in Cecile D. Singer Consulting, a consulting firm located in Yonkers, New York, specializing in government relations since 1995. Ms. Singer has been a member of the Board of Directors since 1994.

   Craig S. Thompson has been the President and principal of Thompson Pension Employee Plans, Inc. a company located in New York City and specializing in pension administration and investment and insurance sales for over 5 years. Mr. Thompson has been a member of the Company's Board of Directors since 1988.

Committees of the Board of Directors of the Bank

   The Company's Board of Directors convened 14 times in 1999. The Company's Board does not have any separate committees. Policy decisions for the Bank and its subsidiaries are often made by standing committees of the Board of Directors of the Bank. Each of the members of the Board of Directors of the Company is also a member of the Board of Directors of the Bank. The Executive Committee is chaired by Craig S. Thompson. The other members of the Executive Committee are James M. Coogan, John A. Pratt, Jr., Ronald F. Poe, Cecile D. Singer, William E. Griffin, Angelo R. Martinelli and John N. Finnerty. The Compensation and Organization Committee consists of Cecile D. Singer, who serves as chair of the committee, and William E. Griffin, Craig S. Thompson, Angelo R. Martinelli, Ronald F. Poe and John N. Finnerty. The members of the Audit and Ethics Committee consists of Gregory F. Holcombe, who serves as chair of the committee, Craig S. Thompson, Cecile D. Singer and James M. Coogan.

   The Executive Committee is charged with responsibility for and authority regarding all financial matters of the Bank and its subsidiaries, including an annual review and approval of all policies related to the financial management of the Bank and the approval of the annual budget for the Bank and the Bank's subsidiaries. The Committee is comprised of at least five outside directors and convened 12 times in 1999.

   The Compensation and Organization Committee is charged with: conducting performance reviews of all executive officers and certain other officers of the Bank and its subsidiaries; reviewing and approving all officer promotions; reviewing salary ranges by grade, staffing levels, vacancies, recruiting programs, benefit plans, pension plans and related investment performance; approving stock option plans and all grants of stock options; and reviewing the life insurance policies for executive officers. The Compensation Committee also reviews and approves personnel policies and engages consultants as required. The Committee is comprised of 5 outside directors and convened 6 times in 1999.

   The Audit and Ethics Committee is charged with the responsibility for overseeing the Company's internal control structure, and for the overall accuracy of the financial statements. The Committee also has the responsibility for and authority regarding the annual audit of the financial statements of the Company, the Bank, and its subsidiaries, for recommending to the Board of Directors the selection and termination of the independent Certified Public Accountant, for the ongoing examination of the operations of the Company, the Bank, and its subsidiaries, and for the issuance of ethics policies and monitoring compliance therewith. The Committee is comprised of at least three outside directors, and may include others that may not be officers or employees of the Bank, and convened on a quarterly basis in 1999.

                             EXECUTIVE COMPENSATION

   The following table provides information as to the compensation of the Company's Chief Executive Officer and the persons who, at the end of 1999, were the other four most highly compensated executive officers of the Company or the Bank (collectively, the "Named Executive Officers").

                           Summary Compensation Table

                                                         Long-Term
                                                       Compensation
                                                     -----------------
                               Annual Compensation
                               --------------------
                                                     Awards/Securities
Name and Principal                                      Underlying        All Other
Position                  Year Salary($)  Bonus($)     Options(#)/1/   Compensation($)
------------------        ---- ---------- ---------  ----------------- ---------------
John N. Finnerty........  1999    287,500   165,000        3,764            20,030/2/
President and Chief
 Executive                1998    275,000   135,000            0            17,450
Officer                   1997    229,807   156,200       38,200            14,672
Stephen R. Brown........  1999    162,000    70,000        2,530          11,812/2/
Executive Vice
 President,               1998    149,423    53,000            0            10,770
Chief Operating Officer   1997    122,596    65,000            0            10,610
and Chief Financial
 Officer
Vincent T. Palaia.......  1999    157,500    27,000        1,175            11,866/2/
Executive Vice
 President,               1998    151,538    30,000            0            12,850
Chief Lending Officer of
 the Bank                 1997    138,846    45,000            0            12,209
Joseph L. Bellini, III..  1999    141,500    30,000        2,033            11,378/2/
Executive Vice President
 of the                   1998    134,615    30,000            0            11,195
Bank                      1997    116,462    35,000        3,328             9,405
James J. Landy..........  1999    119,404    40,000          880            10,023/2/
Executive Vice President
 of the                   1998    108,404    15,491            0             8,936
Bank                      1997     98,231    18,500            0             8,586

--------
/1 /The number of shares underlying options was adjusted to reflect a 10 percent stock dividend in December 1999, November 1998 and December 1997. /2 /Includes, for 1999: for Mr. Finnerty, $10,156 in group term life insurance premiums, $8,000 in employer contributions to the Company's Profit-sharing Plan and $1,874 in employer matching contributions to the Company's Section 401(k) plan; for Mr. Brown, $1,796 in group term life insurance premiums, $8,000 in employer contributions to the Company's Profit-sharing Plan and $2,016 in employer matching contributions to the 401(k) plan; for Mr. Palaia, $2,418 in group term life insurance premiums, $8,000 in employer contributions to the Company's Profit-sharing Plan and $1,448 in employer matching contributions to the 401(k) plan; for Mr. Bellini, $3,378 in group term life insurance premiums and $8,000 in employer contributions to the Company's Profit-sharing Plan; and for Mr. Landy, $1,175 in group term life insurance premiums, $7,499 in employer contributions to the Company's Profit-sharing Plan and $1,349 in employer matching contributions to the 401(k) plan.

Option/Stock Appreciation Rights Grants in Last Fiscal Year

                                                                                Potential
                                                                                Realizable
                                                                             Value at Assumed
                                                                             Annual Rates of
                                                                               Stock Price
                                                                             Appreciation for
                                          Individual Grants                    Option Term
                          -------------------------------------------------- ----------------
                            Number of   Percent of Total
                           Securities     Options/SARs   Exercise
                           Underlying      granted to    or Base
                          Options/SARs    Employees in    Price   Expiration
Name                      Granted(#)/1/   Fiscal Year     ($/sh)     Date    5% ($)  10% ($)
----                      ------------- ---------------- -------- ---------- ------- --------
John N. Finnerty........      3,764           8.7%        $30.50    1/1/09   $65,633 $166,343
Stephen R. Brown........      2,530           5.9%        $30.50    1/1/09   $44,114 $111,803
Vincent J. Palaia.......      1,175           2.7%        $30.50    1/1/09   $20,484 $ 51,915
Joseph L. Bellini, III..      2,033           4.7%        $30.50    1/1/09   $35,445 $ 89,831
James J. Landy..........        880           2.0%        $30.50    1/1/09   $15,344 $ 38,888

   The following table provides information as to options granted to the Named Executive Officers during 1999.

--------
/1/All options were granted on January 1, 1999 and were fully vested on grant.

Aggregated Option/SAR Exercises in Last Fiscal Year and FY-End Option/SAR
Values

   The following table provides information as to options exercised by the Named Executive Officers during 1999. In addition, this table includes the number of shares covered by both exercisable and unexercisable stock options as of December 31, 1999. Also reported are the values of "in the money" options, which represent the positive spread between the exercise price of outstanding stock options and the year-end price.

                                                                                   Value of
                                                                                  Unexercised
                                                                   Number of     In-the-Money
                                                                  Unexercised    Options/SARSs
                                                                Options/SARs at       at
                          Shares Acquired on                     Fiscal Year-    Fiscal Year-
Name                         Exercise (#)    Value Realized ($)     End(#)          End($)1
----                      ------------------ ------------------ --------------- ---------------
                                                                 Exercisable/    Exercisable/
                                                                 Unexercisable   Unexercisable
                                                                --------------- ---------------
John N. Finnerty........           0                  0          7,986/19,736   101,152/218,381
Stephen R. Brown........           0                  0           9,722/8,386   162,600/108,202
Vincent T. Palaia.......           0                  0          17,088/1,174     329,816/4,994
Joseph L. Bellini, III..           0                  0           1,698/5,998     19,536/54,372
James J. Landy..........           0                  0            12,390/880     245,980/3,760

--------
/1 /Based on a value per share of common stock of $32.00 at December 31, 1999, based on the then most recent sale price of the common stock.

Retirement Plans

   Executive officers participate in the Company's Employee Savings Plan and the Company's Profit-sharing Plan. These defined contribution plans are available to employees generally and are qualified, respectively, under Section 401(k) and 401(a) of the Internal Revenue Code of 1986.

   Messrs. Finnerty, Palaia and Landy participate in the Company's 1995 Supplemental Retirement Plan, while Mr. Brown participates in the Company's 1997 Supplemental Retirement Plan. These plans are not qualified for tax purposes and are available only to executive officers. Benefits under these plans are unfunded. Pursuant to the 1995 Supplemental Retirement Plan, participating executive officers are entitled to receive supplemental retirement benefits for a period of 15 years payable on a monthly basis. Supplemental benefits equal 75% of the executive officer's highest base salary in any of the last 3 years of employment, less any retirement plan benefits provided to him by the Bank. Pursuant to the 1997 Supplemental Retirement Plan, a participating executive officer who retires is entitled to receive supplemental retirement benefits for a period of

15 years payable on a monthly basis. Supplemental benefits equal 60% of the average of the highest five years' annual base compensation paid to the executive during his last 10 years of employment, reduced by (1) the value of his qualified plan account as of the date of retirement; (2) the value of his 401(k) matching benefit as of the date of retirement; (3) 50% of his primary social security benefit; and (4) the value of any other retirement type benefits provided to him by the Company and its subsidiaries.

   The estimated annual benefits payable upon retirement at normal retirement age to each of the participating Named Executive Officers under the supplemental retirement plans are: $221,650 for Mr. Finnerty; $213,900 for Mr. Brown, $156,950 for Mr. Palaia and $117,300 for Mr. Landy. The Company has purchased life insurance to support its obligations under the supplemental retirement plans.

Director Compensation

   Each member of the Board of Directors who is not employed by the Company or its subsidiaries is entitled to a director's fee based on the number of years of service with the Board, the number of meetings attended and other factors. The directors' fees paid in 1999 for service on the Board of Directors of the Company and its subsidiaries were as follows: $52,500 for Mr. Griffin, $36,000 for Mr. Coogan, $3,000 for Mr. Holcombe, $42,000 for Mr. Martinelli, $36,000 for Mr. Poe, $36,000 for Mr. Pratt, $38,000 for Ms. Singer and $48,000 for Mr. Thompson.

   The Company permits directors to defer all or any portion of the directors' fees owed to them.

   Directors who are not full-time employees of the Company or its subsidiaries participate in the Directors' Retirement Plan. This plan is designed to benefit all outside directors who serve 5 or more years as a director. Benefits are paid upon a director's retirement or resignation and are equal to a percentage of the aggregate annual fees paid to the director during the 12 months prior to the commencement of the benefit as determined by a vesting schedule based on the number of years served as a director. Benefits are payable for a period of up to 8 years after resignation or retirement, depending on the number of years of service as a director. Benefits under the plan are not funded. The following vesting schedule determines the annual benefit to directors:

            Number of Years   Percentage of Director's Fees
            as a Director       Payable at Retirement Age
            ---------------   -----------------------------
            Less than 5
             years                          0%
            5 years but less
             than 6                         5%
            6 years but less
             than 7                        10%
            7 years but less
             than 8                        20%
            8 years but less
             than 9                        30%
            9 years but less
             than 10                       40%
            10 years but
             less than 11                  50%
            11 years but
             less than 12                  60%
            12 years but
             less than 13                  70%
            13 years but
             less than 14                  80%
            14 years but
             less than 15                  90%
            15 years or more               100%

   Estimated annual benefits to each of the non-employee directors at normal retirement age under the Directors' Retirement Plan are: $69,100 to Mr. Griffin, $61,200 to Mr. Coogan, $136,600 to Mr. Holcombe, $31,500 to Mr. Martinelli, $49,900 to Mr. Poe, $4,050 to Mr. Pratt, $8,200 to Ms. Singer and $143,500 to Mr. Thompson.

   Directors of the Company are eligible to receive options under the Company's 1992 Stock Option Plan. In 1999, the following directors were granted non-statutory options to purchase the following number of shares of the Company's common stock under this plan:

            Griffin         4,950            Pratt             2,750
            Coogan          2,750            Singer            3,520
            Martinelli      3,850            Thompson          4,400
            Poe             2,750

   Each option was fully vested upon receipt and will expire on January 1, 2009, the tenth anniversary of the date of grant.

1992 Stock Option Plan

   The Company's 1992 Stock Option Plan provides for the granting of (1) non-statutory stock options (also referred to as non-qualified stock options) for directors, consultants or advisors who are not employees of the Company and its subsidiaries, and (2) incentive stock options to employees of the Company and its subsidiaries.

   As a general rule, optionees recognize ordinary income on the exercise of a non-statutory stock option to the extent of the difference between the fair market value on the date of exercise and the exercise price. Upon the sale of stock acquired on exercise of the option, the optionee will recognize income taxable as capital gains on any appreciation over the fair market value on the date of exercise. By contrast, the exercise of an incentive stock option is not a taxable event if certain statutory conditions are met, although the optionee may incur alternative minimum tax liability. Upon the sale of stock acquired on the exercise of an incentive stock option, the appreciated value over the exercise price is taxable as capital gains. The Company does not recognize tax deductible compensation expense on the exercise of an incentive stock option or on the exercise of a non-statutory stock option granted to a person who is not an employee or director of the Company or any of its subsidiaries.

   The 1992 Stock Option Plan is administered by the Compensation Committee of the Bank. The Compensation Committee has the sole discretion, subject to the provisions of the plan, to select those to whom options under the plan will be granted from among those eligible, the purchase price of the underlying stock, the term and vesting provisions of each option, and the number of options to be granted. The Compensation Committee has the authority to interpret and construe the plan, and any such interpretation or construction of the provisions of the plan or of any options granted under the plan is final and conclusive.

   The plan authorizes the issuance of an aggregate of 950,000 shares of common stock, of which approximately 505,000 shares are currently available for new grants. If an option granted under the plan expires, terminates, or is cancelled for any reason, the shares of stock underlying that option become available again under the plan. No options may be exercised under the plan after the tenth anniversary of the date of the grant of the option.

   Payment of the exercise price of options granted under the plan must be made in cash. Optionees have no rights as shareholders with respect to shares of stock subject to options prior to the date of issuance of a certificate for such shares. Prior to receiving any shares of stock, the optionee must enter into a Stock Restriction Agreement with the Company.

   In the event of a declaration of a stock dividend, or a reorganization, merger, consolidation, acquisition, disposition, separation, recapitalization, stock split, spin-off, combination or exchange of any shares of our common stock or like event, the number or character of the shares subject to outstanding options or the exercise price of any such option may be appropriately adjusted as deemed appropriate by the Compensation Committee. The number of shares authorized under the plan and issuable under each outstanding stock option was increased proportionately upon the declaration of stock dividends in 1999, 1998 and 1997.

   The Compensation Committee may at any time amend, suspend or discontinue the plan. The Compensation Committee may not alter, amend, discontinue or revoke or otherwise impair any outstanding options granted under the plan without written consent of the optionee. The Compensation Committee may not increase the number of shares reserved for options under the plan without shareholder approval.

                             CERTAIN RELATIONSHIPS
                            AND RELATED TRANSACTIONS

Loans to Officers and Directors

   The Bank makes loans to the Company's executive officers and directors, and businesses with which they are associated, in the ordinary course of business. Such loans are made on the same terms and conditions, including interest rate and collateral, as those prevailing at the same time for comparable transactions with unrelated persons. None of the loans involve more than the normal risk of collectibility or present other unfavorable features. The aggregate amount outstanding for all such loans was $2,886,468 in 1999, $2,446,652 in 1998 and $1,231,968 in 1997.

Stock Restriction Agreements

   The Company has required all employees and directors who acquire shares of common stock from the Company to enter into Stock Restriction Agreements that give the Company a right of first refusal on any shares of common stock that the shareholder wishes to transfer. Gifts to family members are not subject to the Company's right of first refusal, but the donee must enter into a Stock Restriction Agreement with the Company. Pursuant to the Stock Restriction Agreements, the Company may, but is not required to, purchase all of the shares offered upon the same terms and conditions as that offered by the prospective purchaser. The table below sets forth the aggregate number of shares and aggregate purchase price for shares purchased by the Company from executive officers, directors and beneficial owners of 5 percent or more of the common stock (considered together with members of their immediate family) pursuant to Stock Purchase Agreements in 1999, 1998 and 1997. The table excludes sales to the Company aggregating less than $60,000 per annum per executive officer, director or beneficial owner.

                                            Stock Purchases by the Company
                         --------------------------------------------------------------------
                                  1999                   1998                   1997
                         ---------------------- ---------------------- ----------------------
                         (shares/dollar amount) (shares/dollar amount) (shares/dollar amount)
Finnerty................           0                      0               27,000/$810,000
Landy...................      2,200/$69,300               0                      0
Griffin.................     4,076/$127,818         3,329/$105,660         4,656/$130,511
G. Holcombe.............           0                      0                7,950/$230,550
Pratt...................     6,811/$185,918         5,185/$156,579               0
Thompson................    14,546/$467,496        12,521/$396,140         7,485/$203,000
J. Abplanalp............           0                      0                7,250/$210,250

Loans to Five-Percent Beneficial Owners

   The Bank makes loans to the beneficial owners of 5 percent or more of the Company's common stock and the immediate family members of such persons in the ordinary course of business. Such loans are made on the same terms and conditions, including interest rate and collateral, as those prevailing at the same time for comparable transactions with unrelated persons. None of the loans involve more than the normal risk of collectibility or present other unfavorable features. The dollar amount per individual borrower for 1999, 1998, and 1997 is listed below:

Borrower                                          1999       1998       1997
--------                                       ---------- ---------- ----------
BMW Machinery Co., Inc........................ $4,096,733 $4,709,400 $2,416,537
J. Abplanalp..................................    208,765    155,874     0
M. Holcombe...................................    222,824    193,148     0
W. Griffin....................................    372,045    320,153    320,950

Certain Other Related Party Transactions

   Messrs. Griffin and Coogan are shareholders of the law firm of Griffin, Coogan & Veneruso, P.C., which serves as the Company's general counsel. Griffin, Coogan & Veneruso, P.C. received fees approximating $615,000 in 1999, $307,500 in 1998 and $524,900 in 1997 for legal services performed on behalf of the Company and its subsidiaries.

   Mr. Thompson is the President and principal shareholder of Thompson Pension Employee Plans, Inc., which has written life insurance policies supporting the Company's obligations under the supplemental retirement plans for executive officers. The total annual premium was $507,620 in 1999 and in 1998 and $540,836 in 1997. Thompson Pension Employee Plans, Inc. also provides consulting services in exchange for a $5,000 fee.

   Mr. Martinelli is the President and principal shareholder of the Gazette Press, Inc., which received fees approximating $119,800 in 1999, $84,500 in 1998 and $109,700 in 1997 in exchange for printing services provided to the Company and its subsidiaries.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

   The following table sets forth the "beneficial ownership" (as that term is defined in the rules of the Securities and Exchange Commission) of the common stock as of March 1, 2000, by (a) each Named Executive Officer and member of the Board of Directors, and (b) each other person known to be a beneficial owner of more than five percent of the common stock and (c) all executive officers and members of the Board of Directors as a group. Persons who hold options that are exercisable within 60 days of March 1, 2000 are deemed to own, beneficially, the shares of common stock that may be acquired on the exercise of such options. Such shares are deemed outstanding for purposes of computing the number of shares owned by the person holding the option, but not for any other purpose.

                                    Number of Shares    Percent of Outstanding
   Name                             of Common Stock     Shares of Common Stock
   ----                             ----------------    ----------------------
   BMW Machinery Co., Inc./1/ .....      267,897                  6.3%
   John P. Abplanalp/2/ ...........      726,140 (/2/)           17.2
   Marie A. Holcombe/3/ ...........      731,072 (/3/)           17.3
   John N. Finnerty................       75,419 (/4/)            1.8
   Stephen R. Brown................       22,090 (/5/)              *
   Vincent T. Palaia...............       42,360 (/6/)            1.0
   Joseph L. Bellini, III..........        7,729 (/7/)              *
   James J. Landy..................       50,633 (/8/)            1.2
   William E. Griffin/9/ ..........      589,224 (/9/)           13.9
   James M. Coogan.................       80,073(/10/)            1.9
   Gregory F. Holcombe/11/ ........      731,072(/11/)           17.3
   Angelo R. Martinelli ...........       76,378(/12/)            1.8
   Ronald F. Poe...................       14,700(/13/)              *
   John A. Pratt, Jr...............       78,982(/14/)            1.9
   Cecile D. Singer................       25,224(/15/)              *
   Craig S. Thompson...............      199,166(/16/)            4.7
   All directors and executive
    officers as a group
    (14 persons)...................    1,605,071(/17/)           37.9%

--------
 * Less than 1% of the outstanding shares of common stock.
 /1/The address for BMW Machinery Co., Inc. is P.O. Box 309, Yonkers, New York
   10702.
 /2/The address for John A. Abplanalp is 700 Nepperhan Avenue, Yonkers, New
   York 10702. Includes 267,897 shares owned by BMW Machinery Co., Inc. (of which Mr. Abplanalp is a principal shareholder); 404,568 shares held by the R.H. Abplanalp Grantor Retained Annuity Trust of which John P. Abplanalp, Marie A. Holcombe and William E. Griffin are co-trustees, and 25,156 shares held in trusts for the benefit of the children of John P. Abplanalp or the children of Gregory and Marie Holcombe (for which John P. Abplanalp serves as trustee).
 /3/The address for Marie A. Holcombe is 700 Nepperhan Avenue, Yonkers, New
   York 10702. Mrs. Holcombe is the wife of Gregory F. Holcombe. Includes 267,897 shares owned by BMW Machinery Co., Inc.; 404,568 shares held by the R.H. Abplanalp Grantor Retained Annuity Trust of which John P. Abplanalp, Marie A. Holcombe and William E. Griffin are co-trustees, and 25,156 shares held in trusts for the benefit of the children of Marie Holcombe or the children of John Abplanalp (for which Marie A. Holcombe serves as trustee), plus 532 shares held in a trust for the benefit of her children. Also includes 2,500 shares which may be acquired by Mrs. Holcombe's husband, Gregory F. Holcombe, upon the exercise of options.
 /4/Includes 25,959 shares which may be acquired upon the exercise of options. /5/Includes 21,930 shares which may be acquired upon the exercise of options /6/Includes 24,023 shares which may be acquired upon the exercise of options. /7/Includes 7,729 shares which may be acquired upon the exercise of options. /8/Includes 19,181 shares which may be acquired upon the exercise of options.

 /9/The address for William E. Griffin is Griffin, Coogan & Veneruso, P.C., 51
   Pondfield Road, Bronxville, NY 10708. Includes 404,568 shares held by R.H. Abplanalp Grantor Retained Annuity Trust of which John P. Abplanalp, Marie
   A. Holcombe and William E. Griffin are co-trustees. Also includes 11,475 shares which may be acquired upon the exercise of options.
/10/Includes 3,725 shares which may be acquired upon the exercise of options. /11/The address for Gregory F. Holcombe is 700 Nepperhan Avenue, Yonkers, New
   York 10702. Mr. Holcombe is the husband of Marie A. Holcombe. Includes 267,897 shares owned by BMW Machinery Co., Inc. (of which Mrs. Holcombe is a principal shareholder); 404,568 shares held by the R.H. Abplanalp Grantor Retained Annuity Trust of which John P. Abplanalp, Marie A. Holcombe and William E. Griffin are co-trustees, and 25,156 shares held in trusts for the benefit of the children of Marie A. Holcombe or the children of John Abplanalp (for which Marie A. Holcombe serves as trustee), plus 532 shares held in a trust for the benefit of her children. Beneficial ownership of all these shares is attributed to Mr. Holcombe through his wife. The table also includes 2,500 shares that may be acquired by Mr. Holcombe upon the exercise of options.
/12/Includes 5,075 shares which may be acquired upon the exercise of options. /13/Includes 3,725 shares which may be acquired upon the exercise of options. /14/Includes 16,188 shares which may be acquired upon the exercise of options. /15/Includes 4,610 shares which may be acquired upon the exercise of options. /16/Includes 19,771 shares which may be acquired upon the exercise of options. /17/Includes 165,921 shares which may be acquired on the exercise of options.

                           DESCRIPTION OF SECURITIES

   The following summary describes the material terms of our capital stock. However, you should refer to the actual terms of our capital stock contained in our certificate of incorporation and bylaws.

   Our authorized capital stock consists of 10,000,000 shares of common stock, par value $.20 per share. As of March 1, 2000, there were 4,235,681 shares of common stock issued and outstanding and there were outstanding options to purchase an additional 403,642 shares of common stock. All outstanding shares of stock are fully paid and nonassessable. An additional 505,000 shares of common stock are available for issuance to employees, directors, consultants or advisors pursuant to the Company's 1992 Stock Option Plan.

Voting

   Each holder of common stock is entitled to one vote per share with respect to all matters that are to be voted on by stockholders generally, including the election of directors. A majority of the shares entitled to vote, present in person or by proxy, constitutes a quorum at a meeting of shareholders, and if a quorum exists, action on a matter is taken if authorized by a majority of the votes cast, except as otherwise provided under New York law. Directors are elected by a plurality of the votes cast.

Preemptive Rights and Redemption

   The holders of common stock have no preemptive rights to purchase or subscribe for any stock or other securities, and there are no conversion or liquidation rights or redemption or sinking fund provisions with respect to the stock.

Stock Restriction Agreements

   Nearly all of the common stock that we have issued to employees or directors has been issued pursuant to Stock Restriction Agreements. The Stock Restriction Agreements provide, among other things, that we have a right of first refusal in the event the shareholder wishes to sell or otherwise transfer his or her shares, and that each certificate representing shares of our stock must bear a legend that restricts the transfer of the stock under the rules of the Securities Act of 1933 and the Stock Restriction Agreement.

                   INDEMNIFICATION OF DIRECTORS AND OFFICERS

   Our certificate of incorporation authorizes us to indemnify each of our directors and officers who is made, or threatened to be made, a party to any action or proceeding, whether civil or criminal, because he or she is our director or officer, including any action in which our director or officer served in any capacity at a different entity at our request. This indemnification is available so long as the director or officer acted in good faith for a purpose which he or she reasonably believed to be in our best interests (or in the case in which the director or officer is serving at a different entity, not opposed to our best interests). In addition, for criminal actions or proceedings, the director or officer had to have had no reasonable cause to believe his or her conduct was unlawful.

   We must provide such indemnification if the director or officer is made, or threatened to be made, a party to any proceeding by or in the right of the Company if the director or officer acted in good faith for a purpose for which he or she reasonably believed to be in the Company's best interests (or, in the case in which the director or officer was acting on behalf of another entity, not opposed to the Company's best interests). Indemnification is not available unless a court determines that, in view of all of the circumstances, the person is fairly and reasonably entitled to such indemnity.

   Under our certificate of incorporation, no director may be held personally liable to us or our shareholders for damages for any breach of duty while acting as a director, unless such breach of duty is found by a court or other final adjudication to have been committed in bad faith or involved intentional misconduct or a knowing violation of law, or such director gained a financial profit or other advantage to which such director was not legally entitled, or such director's acts violated Section 719 of the New York Business Corporation Law.

   The indemnification rights described above are not exclusive of other rights to which a person seeking indemnification may otherwise be entitled under current or future laws or by agreement with us.

                         WHERE TO FIND MORE INFORMATION

   We furnish to our shareholders our annual reports containing consolidated financial statements audited by our independent auditors and our semi-annual report containing unaudited consolidated financial statements.

   Any forms we are required to file with the Securities and Exchange Commission, (the "SEC") as well as our annual reports, including exhibits, schedules and amendments thereto, may be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549 and at the SEC's Regional Offices located at Suite 1400, 500 West Madison Street, Chicago, Illinois 60661, and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of these materials may be obtained from the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549 at prescribed rates. You may call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. The SEC also maintains a world wide Web site (http:www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants such as us which file electronically with the SEC. This Registration Statement on Form 10, including all exhibits hereto and amendments hereof, is available on that Web site.

                    RECENT SALES OF UNREGISTERED SECURITIES

   The following is a summary of the transactions by the Company during the past three years involving sales of the Company's securities that were not registered under the Securities Act of 1933:

   The Company has issued stock option grants to directors, officers and employees under various stock option plans. The Company has issued its unregistered common stock as these stock options were exercised by the option holders. The following table summarizes the unregistered common stock sold by the Company during the past three years resulting from the exercise of stock options:

                                                 Number of Shares Aggregate Sale
                                                       Sold          Proceeds
                                                 ---------------- --------------
   1999.........................................      96,216          $1,719,492
   1998.........................................      39,133             691,430
   1997.........................................      98,746           1,409,721

   The Company has sold treasury shares at various times during the past three years. These shares represent the Company's unregistered common stock which it had previously reacquired. The following table summarizes the sale of treasury stock during the past three years:

                                                 Number of Shares Aggregate Sale
                                                       Sold          Proceeds
                                                 ---------------- --------------
   1999.........................................      18,574            $604,852
   1998.........................................      6,896              216,585
   1997.........................................      15,211             446,830

   Pursuant to its 1992 Stock Option Plan, the Company granted stock options during the past three years as set forth below (each option entitled the holder to acquire one share of common stock):

                             Aggregate Options                  Weighted Average
                                  Granted       Exercise Price   Exercise Price
                             ----------------- ---------------- ----------------
   1999.....................      68,069       $30.50 -- $34.50      $30.68
   1998.....................      39,730       $30.00 -- $32.50      $30.12
   1997.....................      69,824       $24.00 -- $32.00      $25.74

   All sales were made in reliance upon the exemption from registration set forth in Section 4(2) of the Securities Act of 1933, relating to sales by an issuer not involving any public offering, or Rule 701 under the Securities Act of 1933, covering certain sales to employees. No underwriters were engaged in connection with the foregoing issuances of securities, and no commissions or discounts were paid.

                   Index to Consolidated Financial Statements

INDEPENDENT AUDITORS' REPORT.............................................  F-2
CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999 and 1998
AND FOR EACH OF THE THREE YEARS IN THE PERIOD ENDED DECEMBER 31, 1999:
  Consolidated Statements of Income......................................  F-3
  Consolidated Statements of Comprehensive Income........................  F-4
  Consolidated Balance Sheets............................................  F-5
  Consolidated Statements of Changes in Stockholders' Equity.............  F-6
  Consolidated Statements of Cash Flows..................................  F-7
  Notes to Consolidated Financial Statements.............................  F-8
UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS AS OF MARCH 31, 2000 AND
DECEMBER 31, 1999 AND FOR THE THREE MONTH PERIODS ENDED MARCH 31, 2000
AND MARCH 31, 1999
  Consolidated Statements of Income...................................... F-25
  Consolidated Statements of Comprehensive Income........................ F-26
  Consolidated Balance Sheets............................................ F-27
  Consolidated Statements of Changes in Stockholders' Equity............. F-28
  Consolidated Statements of Cash Flows.................................. F-29
  Notes to Consolidated Financial Statements............................. F-30

Independent Auditors' Report

To the Board of Directors and Stockholders
 Hudson Valley Holding Corp.

   We have audited the consolidated balance sheets of Hudson Valley Holding Corp. and its subsidiary, Hudson Valley Bank, (collectively the "Company"), as of December 31, 1999 and 1998 and the related consolidated statements of income, comprehensive income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1999. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Hudson Valley Holding Corp. and its subsidiary at December 31, 1999 and 1998 and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999 in conformity with generally accepted accounting principles.

Deloitte & Touche LLP

Stamford, Connecticut
January 24, 2000

                   HUDSON VALLEY HOLDING CORP. AND SUBSIDIARY

                       CONSOLIDATED STATEMENTS OF INCOME

              For the years ended December 31, 1999, 1998 and 1997
                 Dollars in thousands, except per share amounts

                                                      1999    1998     1997
                                                     ------- -------  -------
Interest Income:
Loans, including fees............................... $31,724 $26,644  $25,158
Securities:
  Taxable...........................................  32,002  27,716   23,719
  Exempt from Federal income taxes..................   6,182   5,774    5,632
Federal funds sold..................................     908   2,303    2,542
Deposits in banks...................................     --        8      802
                                                     ------- -------  -------
Total interest income...............................  70,816  62,445   57,853
                                                     ------- -------  -------
Interest Expense:
Deposits............................................  17,446  17,723   16,339
Securities sold under repurchase agreements and
 other short term borrowings........................   7,221   6,933    7,668
Other borrowings....................................   4,991   2,966       81
Note payable........................................     --      --       242
                                                     ------- -------  -------
Total interest expense..............................  29,658  27,622   24,330
                                                     ------- -------  -------
Net Interest Income.................................  41,158  34,823   33,523
Provision (credit) for loan losses..................     600    (300)     600
                                                     ------- -------  -------
Net interest income after provision (credit) for
 loan losses........................................  40,558  35,123   32,923
                                                     ------- -------  -------
Non Interest Income:
Service charges.....................................   1,046   1,009    1,016
Realized gain (loss) on sales of securities, net....      19     439     (104)
Other income........................................     534     534      537
                                                     ------- -------  -------
Total non interest income...........................   1,599   1,982    1,449
                                                     ------- -------  -------
Non Interest Expense:
Salaries and employee benefits......................  12,843  11,363   10,791
Occupancy...........................................   2,038   1,818    1,733
Professional services...............................   2,011   1,877    1,921
Equipment...........................................   1,875   1,529    1,214
Business development................................   1,012     772      728
FDIC assessment.....................................      81      76       74
Other operating expenses............................   3,649   3,849    3,315
                                                     ------- -------  -------
Total non interest expense..........................  23,509  21,284   19,776
                                                     ------- -------  -------
Income Before Income Taxes..........................  18,648  15,821   14,596
Income Taxes........................................   4,644   3,567    3,516
                                                     ------- -------  -------
Net Income.......................................... $14,004 $12,254  $11,080
                                                     ======= =======  =======
Basic Earnings Per Common Share..................... $  3.31 $  2.92  $  2.60
Diluted Earnings Per Common Share................... $  3.24 $  2.84  $  2.55

                See notes to consolidated financial statements.

                   HUDSON VALLEY HOLDING CORP. AND SUBSIDIARY

                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

              For the years ended December 31, 1999, 1998 and 1997
                              Dollars in thousands

                                                       1999     1998     1997
                                                     --------  -------  -------
Net Income.........................................  $ 14,004  $12,254  $11,080
                                                     --------  -------  -------
Other comprehensive income (loss), net of tax:
Unrealized holding gain (loss) on securities
 available for sale arising during the year........   (29,036)    (574)   2,845
Income tax effect..................................    11,890      235   (1,165)
                                                     --------  -------  -------
                                                      (17,146)    (339)   1,680
Unrealized holding gain as a result of
 reclassification of securities from held for
 investment to available for sale..................       --     5,539      --
Income tax effect..................................       --    (2,268)     --
                                                     --------  -------  -------
                                                          --     3,271      --
Reclassification adjustment for net (gain) loss
 realized on securities available for sale.........       (19)    (439)     104
Income tax effect..................................         5       99      (25)
                                                     --------  -------  -------
                                                         (14)     (340)      79
                                                     --------  -------  -------
Unrealized holding gain (loss) on securities, net..   (17,160)   2,592    1,759

Minimum pension liability adjustment...............       127      (14)    (344)
Income tax effect..................................       (52)       6      141
                                                     --------  -------  -------
                                                           75       (8)    (203)
                                                     --------  -------  -------
Other comprehensive income (loss)..................   (17,085)   2,584    1,556
                                                     --------  -------  -------
Comprehensive Income (Loss)........................  $( 3,081) $14,838  $12,636
                                                     ========  =======  =======



                See notes to consolidated financial statements.

                   HUDSON VALLEY HOLDING CORP. AND SUBSIDIARY

                          CONSOLIDATED BALANCE SHEETS

                           December 31, 1999 and 1998
            Dollars in thousands, except per share and share amounts

                                                            1999       1998
ASSETS                                                   ----------  --------
Cash and due from banks................................. $   26,185  $ 29,359
Federal funds sold......................................     20,900     3,500
Securities available for sale, at estimated fair value
 (amortized cost of $656,791 in 1999 and $558,375 in
 1998)..................................................    634,973   565,616
Federal Home Loan Bank of New York (FHLB) stock.........      9,361     5,277
Loans (net of allowance for loan losses of $4,047 in
 1999 and $3,103 in 1998)...............................    412,914   308,131
Accrued interest and other receivables..................      9,556     8,029
Premises and equipment, net.............................     13,732    12,021
Other real estate owned.................................      2,193     2,102
Deferred income taxes...................................     12,175       677
Other assets............................................      5,483     5,090
                                                         ----------  --------
TOTAL ASSETS............................................ $1,147,472  $939,802
                                                         ==========  ========
LIABILITIES
Deposits:
  Non interest-bearing.................................. $  226,345  $209,824
  Interest-bearing......................................    528,501   417,473
                                                         ----------  --------
  Total deposits........................................    754,846   627,297


Securities sold under repurchase agreements and other
 short-term borrowings..................................    219,484   148,147
Other borrowings........................................     94,234    75,536
Accrued interest and other liabilities..................     10,598    13,126
                                                         ----------  --------
TOTAL LIABILITIES.......................................  1,079,162   864,106
                                                         ----------  --------


Commitments and contingencies (Note 10)


STOCKHOLDERS' EQUITY
Common Stock, $0.20 par value; authorized 5,000,000
 shares; outstanding 4,223,599 and 3,802,510 shares in
 1999 and 1998, respectively............................      1,011       915
Additional paid-in capital..............................     87,011    72,898
Retained earnings.......................................     13,955    16,469
Accumulated other comprehensive income (loss)...........    (13,584)    3,501
Treasury stock, at cost.................................    (20,083)  (18,087)
                                                         ----------  --------
Total stockholders' equity..............................     68,310    75,696
                                                         ----------  --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.............. $1,147,472  $939,802
                                                         ==========  ========

                See notes to consolidated financial statements.

                   HUDSON VALLEY HOLDING CORP. AND SUBSIDIARY

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

              For the years ended December 31, 1999, 1998 and 1997
                   Dollars in thousands, except share amounts

                                                                             Accumulated
                           Number of                   Additional               Other
                            Shares    Common Treasury   Paid-In   Retained  Comprehensive
                          Outstanding Stock   Stock     Capital   Earnings  Income (Loss)  Total
                          ----------- ------ --------  ---------- --------  ------------- -------
Balance at January 1,
 1997...................   3,219,326  $  755 $(11,853)  $49,574   $19,109     $   (639)   $56,946
Net income..............                                           11,080                  11,080
Exercise of stock
 options................      98,746      20              1,390                             1,410
Purchase of treasury
 stock..................    (194,174)          (5,291)                                     (5,291)
Sale of treasury stock..      15,211              353        94                               447
Stock dividend..........     319,017      64              9,507    (9,571)                    --
Cash dividends..........                                           (2,399)                 (2,399)
Minimum pension
 liability adjustment...                                                          (203)      (203)
Tax benefit from
 exercise of stock
 options................                                  1,072                             1,072
Net unrealized gain on
 securities available
 for sale...............                                                         1,759      1,759
                           ---------  ------ --------   -------   -------     --------    -------
Balance at December 31,
 1997...................   3,458,126     839  (16,791)   61,637    18,219          917     64,821
Net income..............                                           12,254                  12,254
Exercise of stock
 options................      39,133       7                684                               691
Purchase of treasury
 stock..................     (46,964)          (1,456)                                     (1,456)
Sale of treasury stock..       6,896              160        57                               217
Stock dividend..........     345,319      69             10,462   (10,531)                    --
Cash dividends..........                                           (3,473)                 (3,473)
Minimum pension
 liability adjustment...                                                            (8)        (8)
Tax benefit from
 exercise of stock
 options................                                     58                                58
Net unrealized gain on
 securities available
 for sale...............                                                         2,592      2,592
                           ---------  ------ --------   -------   -------     --------    -------
Balance at December 31,
 1998...................   3,802,510     915  (18,087)   72,898    16,469        3,501     75,696
Net income..............                                           14,004                  14,004
Exercise of stock
 options................      96,216      19              1,700                             1,719
Purchase of treasury
 stock..................     (76,239)          (2,443)                                     (2,443)
Sale of treasury stock..      18,574              447       158                               605
Stock dividend..........     382,538      77             12,165   (12,242)                    --
Cash dividends..........                                           (4,276)                 (4,276)
Minimum pension
 liability adjustment...                                                            75         75
Tax benefit from
 exercise of stock
 options................                                     90                                90
Net unrealized loss on
 securities available
 for sale...............                                                       (17,160)   (17,160)
                           ---------  ------ --------   -------   -------     --------    -------
Balance at December 31,
 1999...................   4,223,599  $1,011 $(20,083)  $87,011   $13,955     $(13,584)   $68,310
                           =========  ====== ========   =======   =======     ========    =======

                See notes to consolidated financial statements.

                   HUDSON VALLEY HOLDING CORP. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

              For the years ended December 31, 1999, 1998 and 1997
                              Dollars in thousands

                                                     1999      1998      1997
                                                   --------  --------  --------
Operating Activities:
Net income.......................................  $ 14,004  $ 12,254  $ 11,080
Adjustments to reconcile net income to net cash
 provided by operating activities:
 Provision (credit) for loan losses..............       600      (300)      600
 Valuation adjustment of other real estate
  owned..........................................       --        516       --
 Depreciation and amortization...................     1,727     1,488     1,184
 Realized (gain) loss on security transactions,
  net............................................       (19)     (439)      104
 Amortization of premiums on securities, net.....     1,662     2,322       890
 Realized gains on sale of loans held for sale,
  net............................................       (46)      --        (18)
 Originations of loans held for sale.............    (4,904)      --        --
 Proceeds from sale of loans held for sale.......     4,950       --      1,511
 Deferred taxes (benefit)........................       351      (364)     (796)
 Increase in deferred loan fees..................       473        14       214
 Increase in accrued interest and other
  receivables....................................    (1,527)       (9)     (631)
 Increase in other assets........................      (393)     (665)     (423)
 Increase (decrease) in accrued interest and
  other liabilities..............................    (2,528)    2,473       (58)
 Other changes, net..............................      (108)       68       757
                                                   --------  --------  --------
Net cash provided by operating activities........    14,242    17,358    14,414
                                                   --------  --------  --------

Investing Activities:
Net (increase) decrease in short term
 investments.....................................   (17,400)    9,700    23,400
Increase in FHLB stock...........................    (4,084)   (2,227)     (707)
Proceeds from maturities of securities available
 for sale........................................   136,186   176,564   189,714
Proceeds from maturities of securities held for
 investment......................................       --     41,726    33,264
Proceeds from sales of securities available for
 sale............................................       --    153,668   114,574
Purchases of securities available for sale.......  (236,283) (410,979) (375,434)
Purchases of securities held for investment......       --    (40,392)  (36,217)
Net increase in loans............................  (105,688)  (44,021)  (30,956)
Net purchases of premises and equipment..........    (3,438)   (1,494)   (1,938)
Proceeds from sales of other real estate owned...       102       430        53
                                                   --------  --------  --------
Net cash used in investing activities............  (230,605) (117,025)  (84,247)
                                                   --------  --------  --------

Financing Activities:
Proceeds from issuance of common stock...........     1,719       691     1,410
Proceeds from sale of treasury stock.............       605       217       447
Net increase in deposits.........................   127,549    31,915    56,078
Cash dividends paid..............................    (4,276)   (3,473)   (2,399)
Payment on notes payable.........................       --        --     (3,040)
Repayment of other borrowings....................   (13,500)      --        --
Proceeds from other borrowings...................    32,198    74,948       --
Net increase in securities sold under repurchase
 agreements and short term borrowings............    71,337     5,372     9,206
Acquisition of treasury stock....................    (2,443)   (1,456)   (5,291)
                                                   --------  --------  --------
Net cash provided by financing activities........   213,189   108,214    56,411
                                                   --------  --------  --------
Increase (decrease) in Cash and Due from Banks...    (3,174)    8,547   (13,422)
Cash and due from banks, beginning of year.......    29,359    20,812    34,234
                                                   --------  --------  --------
Cash and due from banks, end of year.............  $ 26,185  $ 29,359  $ 20,812
                                                   ========  ========  ========

Supplemental Disclosures:
Interest paid....................................  $ 29,808  $ 27,103  $ 24,119
Income tax payments..............................     6,903     1,800     3,909
Increase in other real estate owned due to
 transfer of loans...............................       --        407       --
Change in unrealized gain (loss) on securities
 available for sale--net of tax..................   (17,160)    2,592     1,759
Transfer of securities from held for investment
 to available for sale...........................       --    140,762       --

                See notes to consolidated financial statements.

                   HUDSON VALLEY HOLDING CORP. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
            Dollars in thousands, except per share and share amounts

1 SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

   Description of Operations and Basis of Presentation--The consolidated financial statements include the accounts of Hudson Valley Holding Corp. and its wholly-owned subsidiary, Hudson Valley Bank (the "Bank"), (collectively the "Company"). The Bank offers a broad range of lending and depository products to businesses, individuals and government units through 12 branches and a business center in Westchester County, New York, and one branch in Bronx County, New York. All inter-company accounts are eliminated. The consolidated financial statements have been prepared in accordance with generally accepted accounting principles. In preparing the consolidated financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the consolidated balance sheet and income and expenses for the period. Actual results could differ significantly from those estimates. An estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management utilizes the work of professional appraisers for significant properties.

   Securities--Securities are classified as either available for sale, representing securities the Bank may sell in the ordinary course of business, or as held for investment, representing securities the Bank has the ability and positive intent to hold until maturity. Securities available for sale are reported at fair value with unrealized gains and losses (net of tax) excluded from operations and reported in other comprehensive income. Securities held for investment are stated at amortized cost (specific identification). There were no securities held for investment at December 31, 1999 and 1998. The amortization of premiums and accretion of discounts is determined by using the level yield method to the earlier of the call or maturity date. Securities are not acquired for purposes of engaging in trading activities. Realized gains and losses from sales of securities are determined using the specific identification method.

   Loans--Loans are reported at their outstanding principal balance, net of charge-offs, and deferred loan origination fees and costs. Loan origination fees and certain direct loan origination costs are deferred and recognized over the life of the related loan or commitment as an adjustment to yield, or taken directly into income when the related loan is sold or commitment expires.

   Loans Held for Sale--Loans held for sale are valued at the lower of cost or market, decreases in the carrying value, if any, are reported in earnings. Realized gains or losses on sales of loans are reported in earnings in the period the sale occurs. There were no loans held for sale at December 31, 1999 and 1998.

   Interest Rate Contracts--The Company, from time to time, uses various interest rate contracts such as forward rate agreements, interest rate swaps, caps and floors, primarily as hedges against specific assets, liabilities or anticipated transactions. Contracts accounted for as hedges must meet certain criteria, including the following: the hedged item must expose the Company to interest rate risk; the interest rate contract must reduce that exposure; and must have a high correlation of change in fair value of the interest rate contract and change in fair value of the item hedged. For contracts designated as hedges, gains or losses are deferred and recognized as adjustments to interest income or expense of the underlying assets or liabilities over the life of the contract. Net payments on interest rate swaps designated as hedges are accounted for on the accrual basis. Gains or losses resulting from early terminations of contracts are deferred and amortized over the remaining term of the underlying assets or liabilities. If the contracts do not meet the criteria for hedge accounting, the contract is valued at its estimated fair value and any gain or loss is recorded in the Statements of Consolidated Income. Any fees received or disbursed which represent adjustments to the yield on interest rate contracts are capitalized and amortized over the term of the interest rate contracts. At December 31, 1999 and 1998, the Company had outstanding interest rate floors with a notional amount of $50 million for each of the years. The fees paid in conjunction with the interest rate floors are amortized over the term of the interest rate contracts. Amortization expense totaled $26 and $15 in 1999 and 1998, respectively.

                   HUDSON VALLEY HOLDING CORP. AND SUBSIDIARY

   Allowance for Loan Losses--Management believes that the allowance for loan losses is adequate. Management uses past loan loss experience, its evaluation of the loan portfolio under current economic conditions and other relevant factors to recognize loan losses. Future additions to the allowance may be necessary based on changes in economic conditions, particularly in the Bank's service area, since the majority of the Bank's loans are collateralized by real estate. In addition, various regulatory agencies, as an integral part of their examination process, periodically review the Bank's allowance for loan losses. Such agencies may require the Bank to recognize additions to the allowance based on their judgments at the time of their examination.

   Impaired Loans--A loan is recognized as impaired when it is probable that principal and/or interest are not collectible in accordance with the loan's contractual terms. A loan is not deemed to be impaired if there is a short delay in receipt of payment or if, during a longer period of delay, the Company expects to collect all amounts due including interest accrued at the contractual rate during the period of delay. Measurement of impairment can be based on the present value of expected future cash flows discounted at the loan's effective interest rate, the loan's observable market price or the fair value of the collateral, if the loan is collateral dependent. This evaluation is inherently subjective as it requires material estimates that may be susceptible to significant change. If the fair value of the impaired loan is less than the related recorded amount, a specific valuation allowance is established within the allowance for loan losses or a writedown is charged against the allowance for loan losses if the impairment is considered to be permanent. Measurement of impairment does not apply to large groups of smaller balance homogenous loans that are collectively evaluated for impairment such as the Company's portfolios of home equity loans, real estate mortgages, installment and other loans.

   Loan Restructurings--Loan restructurings are renegotiated loans for which concessions have been granted to the borrower that the Company would not have otherwise granted. Restructured loans are returned to accrual status when said loans have demonstrated performance, generally evidenced by six months of payment performance in accordance with the restructured terms, or by the presence of other significant factors.

   Income Recognition on Loans--Interest on loans is accrued monthly. Net loan origination and commitment fees are deferred and recognized as an adjustment of yield over the lives of the related loans. Loans, including impaired loans, are placed on a non-accrual status when management believes that interest or principal on such loans may not be collected in the normal course of business. When a loan is placed on non-accrual status, all interest previously accrued, but not collected, is reversed against interest income. Interest received on non-accrual loans generally is either applied against principal or reported as interest income, in accordance with management's judgment as to the collectability of principal. Loans can be returned to accruing status when they become current as to principal and interest, demonstrate a period of performance under the contractual terms, and when, in management's opinion, they are estimated to be fully collectible.

   Premises and Equipment--Premises and equipment are stated at cost less accumulated depreciation and amortization. Depreciation is computed using the straight-line method over the estimated useful lives of the related assets, generally 3 to 31.5 years. Leasehold improvements are amortized over the lesser of the term of the lease or the estimated useful life of the asset.

   Other Real Estate Owned--Real estate properties acquired through loan foreclosure are recorded at the lower of cost or estimated fair value, net of estimated selling costs, at time of foreclosure. Credit losses arising at the time of foreclosure are charged against the allowance for loan losses. Subsequent valuations are periodically performed by management and the carrying value is adjusted by a charge to expense to reflect any subsequent declines in the estimated fair value. Routine holding costs are charged to expense as incurred. Any gains on dispositions of such properties reduce OREO expense.

                   HUDSON VALLEY HOLDING CORP. AND SUBSIDIARY

   Income Taxes--Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period the change is enacted.

   Transfers and Servicing of Financial Assets--The Company follows the provision of Statement of Financial Accounting Standards (SFAS) No. 125, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," as amended by SFAS No. 127, "Deferral of the Effective Date of Certain Provisions of FASB Statement No. 125," in determining the accounting and reporting standards for transfers and servicing of financial assets and extinguishments of liabilities and for distinguishing whether a transfer of financial assets in exchange for cash or other consideration should be accounted for as a sale or as a pledge of collateral in a secured borrowing.

   Stock-Based Compensation--SFAS No. 123, "Accounting for Stock-Based Compensation," encourages but does not require companies to record compensation cost for stock-based employee compensation plans at fair value. The Company has chosen to continue to account for stock-based compensation using the intrinsic value method prescribed in Accounting Principles Board Opinion (APB) No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, compensation cost for stock options is measured as the excess, if any, of the quoted market price of the Company's stock at the date of the grant over the amount an employee must pay to acquire the stock.

   Earnings per Common Share--SFAS No. 128, "Earnings per Share," establishes standards for computing and presenting earnings per share. The statement requires disclosure of basic earnings per share (i.e. common stock equivalents are not considered) and diluted earnings per share (i.e. common stock equivalents are considered using the treasury stock method) on the face of the statement of operations, along with a reconciliation of the numerator and denominator of basic and diluted earnings per share. Basic earnings per share are computed by dividing net income by the weighted average number of common shares outstanding during the period. The computation of diluted earnings per share is similar to the computation of basic earnings per share except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares, consisting solely of stock options, had been issued.

   Weighted average common shares outstanding used to calculate basic and diluted earnings per share were as follows:

                                                     1999      1998      1997
                                                   --------- --------- ---------
      Weighted average common shares:
      Basic....................................... 4,231,075 4,201,987 4,263,347
      Effect of stock options.....................    95,168   112,078    86,711
      Diluted..................................... 4,326,243 4,314,065 4,350,058

   In December 1999, 1998 and 1997, the Board of Directors of the Company declared 10 percent stock dividends. Share amounts have been retroactively restated to reflect the issuance of the additional shares.

   Comprehensive Income--SFAS No. 130 "Reporting Comprehensive Income," became effective January 1, 1998, and requires that all items that are components of comprehensive income be reported in a financial statement that is displayed with the same prominence as other financial statements. Comprehensive income is defined as the change in equity (net assets) of a business enterprise during a period from transactions and other events and circumstances from nonowner sources. It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.

                   HUDSON VALLEY HOLDING CORP. AND SUBSIDIARY

   Disclosures About Segments of an Enterprise and Related Information--SFAS No. 131, "Disclosures About Segments of an Enterprise and Related Information," establishes standards for the way business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in subsequent interim financial reports issued to shareholders. It also establishes standards for related disclosure about products and services, geographic areas, and major customers. The statement requires that a business enterprise report financial and descriptive information about its reportable operating segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and assess performance. The statement also requires that business enterprises report a measure of segment profit or loss, certain specific revenue and expense items and segment assets. It also requires that information be reported about revenues derived from the enterprises' products or services, or about the countries in which the enterprises earn revenues and holds assets, and about major customers, regardless of whether that information is used in making operating decisions. The Company has one operating segment, "Community Banking."

   Pending Accounting Pronouncement--In June 1998, the Financial Accounting Standards Board (FASB) issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," which was amended in June 1999 by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133." SFAS No. 133 requires that all derivative instruments be recorded on the balance sheet at their fair value. Changes in the fair value of derivative instruments are recorded each period in current earnings or other comprehensive income, depending on whether a derivative is designated as part of a hedge transaction and, if it is, the type of hedge transaction. The Company does not believe that adoption of this statement in January 2001 will have a material impact on its financial position or results of operations.

   Other--Certain 1998 and 1997 amounts have been reclassified to conform to the 1999 presentation.

2 SECURITIES

                                                      December 31
                         -----------------------------------------------------------------------
                                       1999                                1998
                         --------------------------------- -------------------------------------
                                       Gross
                                     Unrealized                      Gross Unrealized
                         Amortized --------------   Fair   Amortized ------------------   Fair
                           Cost    Gains  Losses   Value     Cost     Gains     Losses   Value
                         --------- ------ ------- -------- --------- --------- -------- --------
Classified as Available
 for Sale
U.S. Treasury and
 government agencies.... $199,679     --  $11,843 $187,836 $136,505  $     428  $   325 $136,608
Mortgage-backed
 securities.............  319,221  $  173   9,526  309,868  302,438      2,293      474  304,257
Obligations of states
 and political
 subdivisions...........  133,733   1,133   2,001  132,865  118,537      4,993       69  123,461
Other debt securities...    3,079       3     190    2,892      400          3      --       403
                         --------  ------ ------- -------- --------  ---------  ------- --------
Total debt securities...  655,712   1,309  23,560  633,461  557,880      7,717      868  564,729
Equity securities.......    1,079     433     --     1,512      495        392      --       887
                         --------  ------ ------- -------- --------  ---------  ------- --------
Total................... $656,791  $1,742 $23,560 $634,973 $558,375  $   8,109  $   868 $565,616
                         ========  ====== ======= ======== ========  =========  ======= ========

   In December 1998, the Company transferred all securities classified as held to maturity which had an amortized cost of $140,762 to securities classified as available for sale. At the date of this transfer, these securities had an unrealized gain of $5,539. This unrealized gain, net of tax, was recorded in "Stockholders' Equity--Other Comprehensive Income," in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt or Equity Securities."

                   HUDSON VALLEY HOLDING CORP. AND SUBSIDIARY

   At December 31, 1999, securities having a stated value of approximately $495,936 were pledged to secure public deposits, securities sold under agreements to repurchase, and for other purposes as required or permitted by law.

   Gross gains of $19 were recorded in 1999 as a result of securities called. There were no security sales during 1999. Gross gains of $619, and $687 and gross losses of $180, and $791 were incurred on sales and/or redemption of securities available for sale in 1998 and 1997, respectively. Applicable income taxes (benefit) relating to such transactions were $5, $99 and ($25) in 1999, 1998 and 1997, respectively.

   The contractual maturity of all debt securities held at December 31, 1999 is shown below. Actual maturities may differ from contractual maturities because some issuers have the right to call or prepay obligations with or without call or prepayment penalties. Mortgage-backed securities which may have principal prepayments are distributed to a maturity category based on estimated average lives.

                                                             Available for Sale
                                                             ------------------
                                                             Amortized   Fair
                                                               Cost     Value
                                                             --------- --------
      Contractual Maturity
      Within 1 year......................................... $ 60,296  $ 59,236
      After 1 but within 5 years............................  206,423   202,168
      After 5 but within 10 years...........................  322,204   309,113
      After 10 years........................................   66,789    62,944
                                                             --------  --------
      Total................................................. $655,712  $633,461
                                                             ========  ========

3 CREDIT COMMITMENTS AND CONCENTRATIONS OF CREDIT RISK

   The Bank has outstanding, at any time, a significant number of commitments to extend credit and also provide financial guarantees to third parties. Those arrangements are subject to strict credit control assessments. Guarantees specify limits to the Bank's obligations. The amounts of those loan commitments and guarantees are set out in the following table. Because many commitments and almost all guarantees expire without being funded in whole or in part, the contract amounts are not estimates of future cash flows.

                                                                 1999     1998
                                                               Contract Contract
                                                                Amount   Amount
                                                               -------- --------
      Credit commitments...................................... $103,163 $93,368
      Guarantees written...................................... $  4,433 $ 4,822

   The majority of loan commitments have terms up to one year, with either a floating interest rate or contracted fixed interest rates of 7.5 percent to 9.5 percent. Guarantees written generally have terms up to one year.

   Loan commitments and guarantees written have off-balance-sheet credit risk because only origination fees and accruals for probable losses are recognized in the balance sheet until the commitments are fulfilled or the guarantees expire. Credit risk represents the accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted. The credit risk amounts are equal to the contractual amounts, assuming that the amounts are fully advanced and that, in accordance with the requirements of SFAS No. 105, "Disclosure of Information about Financial Instruments with Off-Balance-Sheet Risk and Financial Instruments with Concentrations of Credit Risk," collateral or other security would have no value.

                   HUDSON VALLEY HOLDING CORP. AND SUBSIDIARY

   The Bank's policy is to require customers to provide collateral prior to the disbursement of approved loans. For loans and financial guarantees, the Bank usually retains a security interest in the property or products financed or other collateral which provides repossession rights in the event of default by the customer.

   Concentrations of credit risk (whether on or off-balance-sheet) arising from financial instruments exist in relation to certain groups of customers. A group concentration arises when a number of counterparties have similar economic characteristics that would cause their ability to meet contractual obligations to be similarly affected by changes in economic or other conditions. The Bank does not have a significant exposure to any individual customer or counterparty. A geographic concentration arises because the Bank operates principally in Westchester County and Bronx County, New York. Loans and credit commitments collateralized by real estate are as follows:

                                                 Residential Commercial
                                                  Property    Property   Total
                                                 ----------- ---------- --------
      1999
      Loans.....................................  $119,609    $156,396  $276,005
      Credit commitments........................    19,556      26,021    45,577
                                                  --------    --------  --------
                                                  $139,165    $182,417  $321,582
                                                  ========    ========  ========
      1998
      Loans.....................................  $114,020    $123,708  $237,728
      Credit commitments........................    16,250      33,677    49,927
                                                  --------    --------  --------
                                                  $130,270    $157,385  $287,655
                                                  ========    ========  ========

   The credit risk amounts represent the maximum accounting loss that would be recognized at the reporting date if counterparties failed completely to perform as contracted and any collateral or security proved to have no value. The Bank has experienced little difficulty in accessing collateral when required. The amounts of credit risk shown, therefore, greatly exceed expected losses.

4 LOANS

   The loan portfolio is comprised of the following:

                                                                December 31
                                                             ------------------
                                                               1999      1998
                                                             --------  --------
Real Estate:
  Commercial................................................ $125,588  $111,397
  Construction..............................................   30,808    12,311
  Residential...............................................  119,609   114,020
Commercial and industrial...................................  109,579    65,923
Individuals.................................................    9,280     5,801
Lease financing.............................................   23,543     2,755
                                                             --------  --------
Total.......................................................  418,407   312,207
Deferred loan fees..........................................   (1,446)     (973)
Allowance for loan losses...................................   (4,047)   (3,103)
                                                             --------  --------
Loans, net.................................................. $412,914  $308,131
                                                             ========  ========

   The Bank has established credit policies applicable to each type of lending activity in which it engages. The Bank evaluates the credit worthiness of each customer and extends credit based on credit history, ability to

                   HUDSON VALLEY HOLDING CORP. AND SUBSIDIARY repay and market value of collateral. The customers' credit worthiness is monitored on an ongoing basis. Additional collateral is obtained when warranted. Real estate is the primary form of collateral. Other important forms of collateral are bank deposits and marketable securities. While collateral provides assurance as a secondary source of repayment, the Bank ordinarily requires the primary source of payment to be based on the borrower's ability to generate continuing cash flows.

   A summary of the activity in the allowance for loan losses follows:

                                                             December 31
                                                         ----------------------
                                                          1999    1998    1997
                                                         ------  ------  ------
     Balance, beginning of year......................... $3,103  $3,533  $2,559
     Add (deduct):
       Provision (credit) for loan losses...............    600    (300)    600
       Recoveries on loans previously charged-off.......    454     208     685
       Charge-offs......................................   (110)   (338)   (311)
                                                         ------  ------  ------
     Balance, end of year............................... $4,047  $3,103  $3,533
                                                         ======  ======  ======

   The recorded investment in impaired loans at December 31, 1999 was $2,999, for which an allowance of $57 has been established. At December 31, 1998, the recorded investment in impaired loans was $364, for which an allowance of $78 had been established. Generally, the fair value of these loans was determined using the fair value of the underlying collateral of the loan.

   The average investment in impaired loans during 1999, 1998 and 1997 was $1,682, $322 and $733, respectively. During the years reported, no income was recorded on impaired loans during the portion of the year that they were impaired.

   Loans which were restructured prior to adoption of SFAS No. 114, "Accounting by Creditors for Impairment of a Loan," and non-accrual loans at December 31, 1999, 1998 and 1997 and related interest income are summarized as follows:

                                   1999                     1998                     1997
                         ------------------------ ------------------------ ------------------------
                         Non-Accrual Restructured Non-Accrual Restructured Non-Accrual Restructured
                            Loans       Loans        Loans       Loans        Loans       Loans
                         ----------- ------------ ----------- ------------ ----------- ------------
Amount..................   $3,855        $323        $633         $428       $1,580        $568
Interest income
 recorded...............      --           34         --            42          --           66
Interest income that
 would have been
 recorded under the
 original contract
 terms..................      507          17          84           20          280         123

   Non-accrual loans at December 31, 1999 and 1998 include $2,999 and $364 of loans considered to be impaired under SFAS No. 114, respectively.

   Loans made directly or indirectly to employees, directors or principal shareholders were approximately $13,599 and $11,660 at December 31, 1999 and 1998, respectively. During 1999, new loans granted to these individuals and the effects of changes in board member composition totaled $3,625 and payments totaled $1,686.

                   HUDSON VALLEY HOLDING CORP. AND SUBSIDIARY

5 PREMISES AND EQUIPMENT

   A summary of premises and equipment follows:

                                                                  December 31
                                                                ---------------
                                                                 1999    1998
                                                                ------- -------
      Land..................................................... $ 1,139 $ 1,139
      Buildings................................................  10,109   8,658
      Leasehold improvements...................................   2,060   1,718
      Furniture, fixtures and equipment........................  10,479   8,915
      Automobiles..............................................     233     184
                                                                ------- -------
      Total....................................................  24,020  20,614
      Less accumulated depreciation and amortization...........  10,288   8,593
                                                                ------- -------
      Premises and equipment, net.............................. $13,732 $12,021
                                                                ======= =======

6 OTHER BORROWINGS

   Borrowings with original maturities of one year or less totaled $219,484 and $148,147 at December 31, 1999 and 1998, respectively. Such short-term borrowings consisted of securities sold under agreements to repurchase and borrowings from the Federal Home Loan Bank of New York (FHLB). Other borrowings totaled $94,234 and $75,536 at December 31, 1999 and 1998, respectively, consisting of borrowings from FHLB with stated maturities of ten years and 1 to 3 year call options.

   Interest expense on all borrowings totaled $12,212, $9,899 and $7,749 in 1999, 1998 and 1997, respectively. The following table summarizes the average balances, weighted average interest rates and the maximum month-end outstanding amounts of securities sold under agreements to repurchase and FHLB borrowings for each of the years:

                                                     1999      1998      1997
                                                   --------  --------  --------
     Average balance:
       Short-term................................. $147,502  $129,405  $142,438
       Other Borrowings...........................   93,254    55,307     1,669
     Weighted average interest rate:
       Short-term.................................      4.9%      5.4%      5.4%
       Other Borrowings...........................      5.4%      5.4%      4.9%
     Maximum month-end outstanding amount:
       Short-term................................. $219,484  $148,147  $164,548
       Other Borrowings...........................   94,234    75,536     1,635

   In addition, at December 31, 1999, the Bank had available unused lines of credit of $17 million from FHLB, $15 million from Manufacturers & Traders Trust Company, $2 million from BankBoston and $60 million from Merrill Lynch, all of which are subject to various terms and conditions.

                   HUDSON VALLEY HOLDING CORP. AND SUBSIDIARY

7 INCOME TAXES

   A reconciliation of the income tax provision and the amount computed using the federal statutory rate is as follows:

                                         Years Ended December 31
                                ----------------------------------------------
                                    1999            1998            1997
                                --------------  --------------  --------------
Income tax at statutory rate..  $ 6,340   34.0% $ 5,379   34.0% $ 4,963   34.0%
State income tax, net of
 Federal benefit..............      432    2.3      273    1.7      368    2.5
Tax-exempt interest income....   (1,865) (10.0)  (1,675) (10.6)  (1,914) (13.1)
Other.........................     (263)  (1.4)    (410)  (2.6)      99    0.7
                                -------  -----  -------  -----  -------  -----
Provision for income taxes....  $ 4,644   24.9% $ 3,567   22.5% $ 3,516   24.1%
                                =======  =====  =======  =====  =======  =====

   The components of the provision for income taxes (benefit) are as follows:

                                                          Years Ended December
                                                                   31
                                                          ---------------------
                                                           1999   1998    1997
                                                          ------ ------  ------
     Federal:
       Current                                            $3,734 $3,464  $3,905
       Deferred..........................................    255   (333)   (757)
     State:
       Current...........................................    559    467     407
       Deferred..........................................     96    (31)    (39)
                                                          ------ ------  ------
     Total............................................... $4,644 $3,567  $3,516
                                                          ====== ======  ======


   The tax effect of temporary differences giving rise to the Company's deferred tax assets and liabilities are as follows:

                                                                  December 31,
                                              December 31, 1999       1998
                                              ----------------- ----------------
                                               Asset  Liability Asset  Liability
                                              ------- --------- ------ ---------
Allowance for loan losses.................... $ 1,602           $1,215
Treasury securities..........................           $477            $  242
Supplemental pension benefit.................     921              775
Minimum pension liability....................     477              529
Deferred compensation........................     633              624
Securities available for sale................   8,934                    2,965
Interest on non-accrual loans................     294              524
Other real estate owned......................     --     --        425
Depreciation.................................            204               204
Other........................................              5                 4
                                              -------   ----    ------  ------
                                              $12,861   $686    $4,092  $3,415
                                              =======   ====    ======  ======

8 STOCKHOLDERS' EQUITY AND STOCK OPTIONS

   The Company and the Bank are subject to various regulatory capital requirements administered by the Federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory--and possibly additional discretionary--actions by regulators that, if undertaken, could have a direct material effect on their financial statements. Under capital adequacy guidelines and the regulatory framework for prompt

                  HUDSON VALLEY HOLDING CORP. AND SUBSIDIARY corrective action, the Company and the Bank must meet specific capital guidelines that involve quantitative measures of their assets, liabilities and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

   Quantitative measures established by regulation to ensure capital adequacy require the Company and the Bank to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined).

   Management believes, as of December 31, 1999, that both the Company and the Bank meet all capital adequacy requirements to which they are subject.

   The following summarizes the capital requirements and capital position at December 31, 1999 and 1998:

                                                               Minimum To Be Well
                                                                Capitalized Under
                                         Minimum For Capital    Prompt Corrective
                             Actual       Adequacy Purposes     Action Provision
                          -------------  --------------------- -------------------
                          Amount  Ratio    Amount     Ratio      Amount    Ratio
Bank Only                 ------- -----  ----------- --------- ---------- --------
As of December 31, 1998:
Total Capital (To Risk
 Weighted Assets).......  $73,200 20.1%      $29,087      8.0% $   36,359    10.0%
Tier 1 Capital (To Risk
 Weighted Assets).......   70,097 19.3        14,544      4.0      21,815     6.0
Tier 1 Capital (To
 Average Assets)........   70,097  7.4        38,128      4.0      47,660     5.0
As of December 31, 1999:
Total Capital (To Risk
 Weighted Assets).......  $83,477 16.3%      $40,948      8.0% $   51,185    10.0%
Tier 1 Capital (To Risk
 Weighted Assets).......   79,430 15.5        20,474      4.0      30,711     6.0
Tier 1 Capital (To
 Average Assets)........   79,430  7.1        44,668      4.0      55,834     5.0

                                         Minimum For Capital
                             Actual       Adequacy Purposes
                          -------------  ---------------------
                          Amount  Ratio    Amount     Ratio
Consolidated              ------- -----  ----------- ---------
As of December 31, 1998:
Total Capital (To Risk
 Weighted Assets).......  $73,774 20.2%  $    29,158      8.0%
Tier 1 Capital (To Risk
 Weighted Assets).......   70,671 19.4        14,579      4.0
Tier 1 Capital (To
 Average Assets)........   70,671  7.4        38,159      4.0

As of December 31, 1999:
Total Capital (To Risk
 Weighted Assets).......  $84,528 16.5%  $    41,002      8.0%
Tier 1 Capital (To Risk
 Weighted Assets).......   80,481 15.7        20,501      4.0
Tier 1 Capital (To
 Average Assets)........   80,481  7.2        44,701      4.0

   As of December 31, 1999, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, the Bank must maintain minimum total risk based, Tier 1 risk based, and Tier 1 leverage ratios as set forth in the table. There are no conditions or events since that notification that management believes have changed the institution's category.

Stock Dividend

   In December 1999, 1998 and 1997, the Board of Directors of the Company declared 10 percent stock dividends. Share and per share amounts have been retroactively restated to reflect the issuance of the additional shares.

                   HUDSON VALLEY HOLDING CORP. AND SUBSIDIARY

Stock Options

   The Company has stock option plans that provide for the granting of options to directors, certain officers, and to all eligible employees. Options to purchase 262,779 shares of common stock were outstanding at December 31, 1999 under all plans. The stock options are exercisable at prices that approximate the market value of the Company's stock at dates of grant. Certain options become exercisable in up to five annual installments, commencing one year from date of grant. Other options become exercisable in their entirety, upon completion of 5 years of service. Options have a maximum duration of 10 years.

   Stock option transactions under the Plans were as follows:

                                                       Shares       Weighted
                                                     Underlying Average Exercise
                                                      Options   Price Per Share
                   Outstanding Options               ---------- ----------------
      As of January 1, 1997.........................  387,831        $12.09
      Granted.......................................   69,824         25.74
      Cancelled or expired..........................   (5,218)        21.59
      Exercised.....................................  (98,746)        14.30
                                                      -------        ------
      As of December 31, 1997.......................  353,691         14.28
      Granted.......................................   39,730         30.12
      Cancelled or expired..........................   (4,130)        23.20
      Exercised.....................................  (39,133)        18.19
                                                      -------        ------
      As of December 31, 1998.......................  350,158         15.71
      Granted.......................................   68,069         30.68
      Cancelled or expired..........................  (59,232)        19.29
      Exercised.....................................  (96,216)        17.71
                                                      -------        ------
      As of December 31, 1999.......................  262,779        $18.43
      Exercisable as of December 31, 1999...........  203,031        $16.99
      Available for future grant....................  245,599

   The following table summarizes the range of exercise prices of the Company's stock options outstanding and exercisable at December 31, 1999:

                                                               Weighted Average
                                                              ------------------
                                                              Remaining
                                                    Number of   Life    Exercise
                                    Exercise Price   Options    (yrs)    Price
                                   ---------------- --------- --------- --------
                                    $8.66 to $12.15   78,147     3.7     $11.13
                                     15.37 to 21.79   94,030     6.3      16.36
                                     25.78 to 31.36   90,602     8.7      26.88
                                                     -------
                                    $8.66 to $31.36  262,779     6.3     $18.43

     Exercisable..................  $8.66 to $27.76  203,031     5.8     $16.99
     Not Exercisable.............. $13.64 to $31.36   59,748     8.0     $23.33

   As permitted by SFAS No. 123, "Accounting for Stock-Based Compensation," the Company has elected to continue to account for stock-based compensation plans in accordance with APB No. 25, rather than adopt the accounting requirements of SFAS No. 123. Had compensation cost for the Company's stock option plans been determined based on the fair value at the grant dates for awards under those plans consistent with the

                   HUDSON VALLEY HOLDING CORP. AND SUBSIDIARY method of SFAS No. 123, the Company's net income and earnings per share would have been reduced to the pro forma amounts indicated below:

                                                         1999    1998    1997
                                                        ------- ------- -------
     Net income
       As reported..................................... $14,004 $12,254 $11,080
       Pro forma.......................................  13,710  12,162  10,695
     Basic earnings per share
       As reported..................................... $  3.31 $  2.92 $  2.60
       Pro forma.......................................    3.24    2.89    2.51
     Diluted earnings per share
       As reported..................................... $  3.24 $  2.84 $  2.55
       Pro forma.......................................    3.17    2.82    2.46

   The fair value (present value of the estimated future benefit to the option holder) of each option grant in 1999, 1998 and 1997 is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for grants in 1999, 1998 and 1997, respectively: dividend yield of 3.4%, 3.3% and 0%; expected volatility of 12%, 9% and 18%; risk-free interest rates of 6.42%, 4.65% and 5.75% and expected life of 6 years for 1999 and 7 years for both 1998 and 1997. All option grants expire within 10 years of the date of grant. The weighted average fair value of options granted during 1999, 1998 and 1997 was $6.54, $3.78 and $10.59, respectively.

9 BENEFIT PLANS

   The Hudson Valley Bank Employees' Defined Contribution Pension Plan covers substantially all employees. Pension costs accrued and charged to current operations include 5 percent of each participant's earnings during the year. Pension costs charged to other operating expenses (including pension costs for directors) totaled approximately $522, $422 and $404 in 1999, 1998 and 1997, respectively.

   The Hudson Valley Bank Employees' Savings Plan covers substantially all employees. The Bank matches 25 percent of employee contributions annually, up to 4 percent of base salary. Savings Plan costs charged to expense totaled approximately $56, $54 and $50 in 1999, 1998 and 1997, respectively.

   Additional retirement benefits are provided to certain officers pursuant to supplemental plans. Costs for the officers' supplemental pension plan totaled approximately $640, $579 and $460 in 1999, 1998 and 1997, respectively. The Bank records an additional minimum pension liability to the extent that its accumulated pension benefit obligation exceeds the fair value of pension plan assets and accrued pension liabilities. This additional minimum pension liability is offset by an intangible asset, not to exceed prior service costs of the pension plan. Amounts in excess of prior service costs are reflected as a reduction in other comprehensive income net of related tax benefits.

                  HUDSON VALLEY HOLDING CORP. AND SUBSIDIARY

   The following tables set forth the status of the Bank's plans as of December 31, 1999 and 1998:

                                                        1999         1998
                                                     -----------  -----------
      Change in benefit obligation:
      Benefit obligation at beginning of year....... $ 4,371,694  $ 4,065,536
        Service cost................................     232,011      203,500
        Interest cost...............................     297,939      276,475
        Amendments..................................     370,563          --
        Actuarial (gain) loss.......................    (183,596)     186,175
        Benefits paid...............................    (359,503)    (359,992)
                                                     -----------  -----------
      Benefit obligation at end of year.............   4,729,108    4,371,694
                                                     -----------  -----------
      Change in plan assets:
      Fair value of plan assets at beginning of
       year.........................................         --           --
        Actual return on assets.....................         --           --
        Employer contributions......................     359,503      359,992
        Benefits paid...............................    (359,503)    (359,992)
                                                     -----------  -----------
      Fair value of plan assets at end of year......         --           --
                                                     -----------  -----------
      Funded status.................................  (4,729,108)  (4,371,694)
      Unrecognized transition obligation............     250,276      291,154
      Unrecognized prior service cost...............     655,091      321,547
      Unrecognized net loss.........................   1,376,808    1,714,157
                                                     -----------  -----------
      Accrued benefit cost.......................... $(2,446,933) $(2,044,836)
                                                     ===========  ===========
      Weighted average assumptions:
      Discount rate.................................           7%           7%
      Expected return on plan assets................         --           --
      Rate of compensation increase.................           4%           4%
      Components of net periodic benefit cost:
      Service cost.................................. $   232,011  $   203,500
      Interest cost.................................     297,939      276,475
      Expected return on plan assets................         --           --
      Amortization of transition obligation.........      40,878       40,878
      Amortization of prior service cost............      37,019       37,019
      Amortization of net loss......................     153,753      142,428
                                                     -----------  -----------
      Net periodic benefit cost..................... $   761,600  $   700,300
                                                     ===========  ===========

   Set forth below is a summary of the amounts reflected in the Bank's balance sheets as of December 31:

                                                        1999         1998
                                                     -----------  -----------
      Accrued benefit liability..................... $(4,271,230) $(4,030,559)
      Intangible asset..............................     657,738      694,757
      Accumulated other comprehensive income (pre-
       tax net reduction in equity).................   1,166,559    1,290,966
                                                     -----------  -----------
      Accrued benefit cost.......................... $(2,446,933) $(2,044,836)
                                                     ===========  ===========

                   HUDSON VALLEY HOLDING CORP. AND SUBSIDIARY

10 COMMITMENTS, CONTINGENT LIABILITIES AND OTHER DISCLOSURES

   The Company is obligated under leases for certain of its branches and equipment. Minimum rental commitments for bank premises and equipment under noncancelable operating leases are as follows:

       Year ending December 31,
       ------------------------
         2000........................................................... $  701
         2001...........................................................    536
         2002...........................................................    490
         2003...........................................................    248
         Thereafter.....................................................    --
                                                                         ------
         Total minimum future rentals .................................. $1,975
                                                                         ======

   Rent expense for premises and equipment was approximately $828, $737 and $695 in 1999, 1998 and 1997, respectively. In the normal course of business, there are various outstanding commitments and contingent liabilities which are not reflected in the consolidated balance sheets. No losses are anticipated as a result of these transactions.

   In the ordinary course of business, the Company is party to various legal proceedings, none of which, in the opinion of management, will have a material effect on the Company's consolidated financial position or results of operations.

   At December 31,1999, the Company was a party to two interest rate floor agreements, as more fully discussed in Note 1 to these consolidated financial statements. These agreements are subject to the counterparties' ability to perform in accordance with the terms of the agreements. The Company's risk of loss is equal to the unamortized premium paid to enter into these agreements. The unamortized premium related to these agreements at December 31, 1999 was $90.

Cash Reserve Requirements

   The Bank is required to maintain average reserve balances under the Federal Reserve Act and Regulation D issued thereunder. Such reserves totaled approximately $603 at December 31, 1999 and $583 at December 31, 1998.

Restrictions on Funds Transfers

   There are various restrictions which limit the ability of a bank subsidiary to transfer funds in the form of cash dividends, loans or advances to the parent company. Under federal law, the approval of the primary regulator is required if dividends declared by the Bank in any year exceed the net profits of that year, as defined, combined with the retained net profits for the two preceding years.

11 SEGMENT INFORMATION

   The Company has one reportable segment, "Community Banking." All of the Company's activities are interrelated, and each activity is dependent and assessed based on how each of the activities of the Company supports the others. For example, commercial lending is dependent upon the ability of the Bank to fund itself with retail deposits and other borrowings and to manage interest rate and credit risk. This situation is also similar for consumer and residential mortgage lending. Accordingly, all significant operating decisions are based upon analysis of the Company as one operating segment or unit.

                   HUDSON VALLEY HOLDING CORP. AND SUBSIDIARY

   General information required by SFAS No. 131 is disclosed in the Consolidated Financial Statements and accompanying notes. The Company operates only in the U.S. domestic market, primarily the counties of Westchester and Bronx, New York. For the years ended December 31, 1999, 1998 and 1997, there is no customer that accounted for more than 10% of the Company's revenue.

12  FAIR VALUE OF FINANCIAL INSTRUMENTS

   SFAS No. 107,"Disclosures About Fair Value of Financial Instruments," requires the disclosure of the estimated fair value of certain financial instruments. These estimated fair values as of December 31, 1999 and 1998 have been determined using available market information and appropriate valuation methodologies. Considerable judgment is required to interpret market data to develop estimates of fair value. The estimates presented are not necessarily indicative of amounts the Company could realize in a current market exchange. The use of alternative market assumptions and estimation methodologies could have had a material effect on these estimates of fair value.

                                                       December 31
                                         ---------------------------------------
                                                1999                1998
                                         ------------------- -------------------
                                         Carrying Estimated  Carrying Estimated
                                          Amount  Fair Value  Amount  Fair Value
                                         -------- ---------- -------- ----------
                                                      (In millions)
Assets:
Financial assets for which carrying
 value approximates fair value.........   $ 47.1    $ 47.1    $ 32.9    $ 32.9
Securities, FHLB stock and accrued
 interest..............................    672.6     650.8     568.8     576.0
Loans and accrued interest.............    415.2     417.2     309.9     314.8
Liabilities:
Deposits with no stated maturity and
 accrued interest......................   $478.1    $478.1    $431.9    $431.9
Time deposits and accrued interest.....    278.5     277.8     197.4     197.6
Securities sold under repurchase
 agreements and other short-term
 borrowings and accrued interest.......    219.7     219.7     148.5     148.5
Other borrowings and accrued interest..     94.9      94.3      76.1      74.9

   The estimated fair value of the indicated items was determined as follows:

   Financial assets for which carrying value approximates fair value--The estimated fair value approximates carrying amount because of the immediate availability of these funds or based on the short maturities and current rates for similar deposits. Cash and due from banks as well as Federal funds sold are reported in this line item.

   Securities, FHLB stock and accrued interest--The fair value was estimated based on quoted market prices or dealer quotations. FHLB stock and accrued interest are stated at their carrying amounts.

   Loans and accrued interest--The fair value of loans was estimated by discounting projected cash flows at the reporting date using current rates for similar loans, reduced by specific and general loan loss allowances. Additionally, under SFAS No. 114, all loans considered impaired are reported at either the fair value of collateral or present value of expected future cash flows. Accrued interest is stated at its carrying amount.

   Deposits with no stated maturity and accrued interest--The estimated fair value of deposits with no stated maturity and accrued interest, as applicable, are considered to be equal to their carrying amounts.

   Time deposits and accrued interest--The fair value of time deposits has been estimated using current rates for similar deposits. Accrued interest is stated at its carrying amount.

                   HUDSON VALLEY HOLDING CORP. AND SUBSIDIARY

   Securities sold under repurchase agreements and other short-term borrowings and accrued interest--The fair value of these instruments has been estimated based on their short maturities, variable rates and current rates for similar borrowings. Accrued interest is stated at its carrying amount.

   Other borrowings and accrued interest--The fair value of callable FHLB advances was estimated by discounting projected cash flows at the reporting date using the rate applicable to the first call date option. Accrued interest is stated at its carrying amount.

   Off-Balance-Sheet Financial Instruments--Estimated fair value for the Company's off-balance-sheet financial instruments are not material.

                   HUDSON VALLEY HOLDING CORP. AND SUBSIDIARY

13 CONDENSED FINANCIAL INFORMATION OF HUDSON VALLEY HOLDING CORP. (Parent Company Only)

Condensed Balance Sheets
December 31, 1999 and 1998
Dollars in thousands

                                                                 1999    1998
                                                                ------- -------
Assets
Cash........................................................... $   520 $   236
Investment in subsidiary.......................................  67,001  74,891
Equity securities..............................................   1,112     888
Other assets...................................................      26       5
                                                                ------- -------
Total Assets................................................... $68,659 $76,020
                                                                ======= =======
Liabilities and Stockholders' Equity
Other liabilities.............................................. $   349 $   324
Stockholders' equity...........................................  68,310  75,696
                                                                ------- -------
Total Liabilities and Stockholders' Equity..................... $68,659 $76,020
                                                                ======= =======

--------------------------------------------------------------------------------

Condensed Statements of Income
For the years ended December 31, 1999, 1998 and 1997
Dollars in thousands

                                                        1999    1998    1997
                                                       ------- ------- -------
Dividends from the Bank............................... $ 4,900 $ 4,600 $ 7,540
Dividends from equity securities......................      26      18      12
Interest expense......................................     --      --      242
Other income..........................................       7     --      604
Operating expenses....................................      67      83     239
                                                       ------- ------- -------
Income before equity in undistributed earnings in the
 Bank.................................................   4,866   4,535   7,675
Equity in undistributed earnings of the Bank..........   9,138   7,719   3,405
                                                       ------- ------- -------
Net Income............................................ $14,004 $12,254 $11,080
                                                       ======= ======= =======

--------------------------------------------------------------------------------

Condensed Statements of Cash Flows
For the years ended December 31, 1999, 1998 and 1997
Dollars in thousands

                                                     1999     1998     1997
                                                    -------  -------  -------
Operating Activities:
Net income......................................... $14,004  $12,254  $11,080
Adjustments to reconcile net income to net cash
 provided by operating activities:
  Equity in undistributed earnings of the Bank.....  (9,138)  (7,719)  (3,405)
  Increase (decrease) in other liabilities.........      12     (303)     356
  (Increase) decrease in other assets..............     (21)       2       (7)
  Other changes, net...............................     --       --       173
                                                    -------  -------  -------
Net cash provided by operating activities..........   4,857    4,234    8,197
                                                    -------  -------  -------
Investing Activities:
Purchase of equity securities......................    (184)     --       --
                                                    -------  -------  -------
Financing Activities:
Payment on notes payable...........................     --       --    (3,040)
Proceeds from issuance of common stock and sale of
 treasury stock....................................   2,324      908    1,857
Acquisition of treasury stock......................  (2,443)  (1,456)  (5,291)
Cash dividends paid................................  (4,270)  (3,461)  (2,399)
                                                    -------  -------  -------
Net cash used in financing activities..............  (4,389)  (4,009)  (8,873)
                                                    -------  -------  -------
Increase (decrease) in Cash and Due from Banks.....     284      225     (676)
Cash and due from banks, beginning of year.........     236       11      687
                                                    -------  -------  -------
Cash and due from banks, end of year............... $   520  $   236  $    11
                                                    =======  =======  =======

                HUDSON VALLEY HOLDING CORP. AND SUBSIDIARY

               CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

              Dollars in thousands, except per share amounts

                                                                  Three Months
                                                                      Ended
                                                                    March 31,
                                                                  -------------
                                                                   2000   1999
                                                                  ------ ------
Interest Income:
Loans, including fees...........................................  $9,518 $6,940
Securities:
  Taxable.......................................................   9,127  7,053
  Exempt from Federal income taxes..............................   1,658  1,513
Federal funds sold..............................................     152    151
                                                                  ------ ------
Total interest income...........................................  20,455 15,657
                                                                  ------ ------

Interest Expense:
Deposits........................................................   5,244  3,730
Securities sold under repurchase agreements and other short term
 borrowings.....................................................   2,873  1,651
Other borrowings................................................   1,116  1,062
                                                                  ------ ------
Total interest expense..........................................   9,233  6,443
                                                                  ------ ------

Net Interest Income.............................................  11,222  9,214
Provision for loan losses.......................................     350    225
                                                                  ------ ------
Net interest income after provision for loan losses.............  10,872  8,989
                                                                  ------ ------

Non Interest Income:
Service charges.................................................     277    236
Other income....................................................     349    137
                                                                  ------ ------
Total non interest income.......................................     626    373
                                                                  ------ ------

Non Interest Expense:
Salaries and employees benefits.................................   3,499  2,937
Occupancy.......................................................     549    488
Professional services...........................................     618    468
Equipment.......................................................     443    430
Business development............................................     238    204
FDIC assessment.................................................      42     21
Other operating expenses........................................     947    883
                                                                  ------ ------
Total non interest expense......................................   6,336  5,431
                                                                  ------ ------

Income Before Income Taxes......................................   5,162  3,931

Income Taxes....................................................   1,368    963
                                                                  ------ ------
Net Income......................................................  $3,794 $2,968
                                                                  ====== ======
Basic Earnings Per Common Share.................................  $ 0.89 $ 0.71

Diluted Earnings Per Common Share...............................  $ 0.88 $ 0.69

              See notes to consolidated financial statements

                HUDSON VALLEY HOLDING CORP. AND SUBSIDIARY

        CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (Unaudited)

                           Dollars in thousands

                                                           Three Months Ended
                                                               March 31,
                                                           -------------------
                                                             2000      1999
                                                           --------- ---------
Net Income................................................ $  3,794  $   2,968
                                                           --------  ---------

Other comprehensive income (loss), net of tax:
  Unrealized holding gain (loss) on securities available
   for sale arising during the period.....................    1,346     (2,916)
  Income tax effect.......................................     (551)     1,194
                                                           --------  ---------
Other comprehensive income (loss).........................      795     (1,722)
                                                           --------  ---------
Comprehensive Income...................................... $  4,589  $   1,246
                                                           ========  =========

              See notes to consolidated financial statements

                HUDSON VALLEY HOLDING CORP. AND SUBSIDIARY

                        CONSOLIDATED BALANCE SHEETS

         Dollars in thousands, except per share and share amounts

                                                         March 31,   December 31,
                                                           2000          1999
                                                        -----------  ------------
                                                        (Unaudited)
ASSETS
Cash and due from banks...............................  $   23,750    $   26,185
Federal funds sold....................................       6,500        20,900

Securities available for sale, at estimated fair value
 (amortized cost of $670,283 in 2000 and $656,791 in
 1999)................................................     648,887       634,973
Federal Home Loan Bank of New York (FHLB) Stock.......       9,461         9,361
Loans (net of allowance for loan losses of $4,397 in
 2000 and $4,047 in 1999).............................     423,642       412,914
Accrued interest and other receivables................      10,939         9,556
Premises and equipment, net...........................      13,466        13,732
Other real estate owned...............................       2,172         2,193
Deferred income taxes.................................      12,547        12,175
Other assets..........................................       6,017         5,483
                                                        ----------    ----------
TOTAL ASSETS..........................................  $1,157,381    $1,147,472
                                                        ==========    ==========
LIABILITIES
Deposits:
  Non interest-bearing................................  $  236,961    $  226,345
  Interest-bearing....................................     553,551       528,501
                                                        ----------    ----------
  Total deposits......................................     790,512       754,846

Securities sold under repurchase agreements and other
 short-term borrowings................................     204,877       219,484
Other borrowings......................................      77,456        94,234
Accrued interest and other liabilities................      12,602        10,598
                                                        ----------    ----------
TOTAL LIABILITIES.....................................   1,085,447     1,079,162
                                                        ----------    ----------
STOCKHOLDERS' EQUITY
Common stock, $0.20 par value; authorized 5,000,000
 shares; outstanding 4,241,969 and 4,223,599 shares in
 2000 and 1999, respectively..........................       1,017         1,011
Additional paid-in-capital............................      87,598        87,011
Retained earnings.....................................      16,521        13,955
Accumulated other comprehensive loss..................     (12,789)      (13,584)
Treasury stock, at cost...............................     (20,413)      (20,083)
                                                        ----------    ----------
Total stockholders' equity............................      71,934        68,310
                                                        ----------    ----------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY............  $1,157,381    $1,147,472
                                                        ==========    ==========

              See notes to consolidated financial statements

                HUDSON VALLEY HOLDING CORP. AND SUBSIDIARY

  Consolidated Statements of Changes in Stockholders' Equity (Unaudited)

                Three Months Ended March 31, 2000 and 1999

                Dollars in thousands, except share amounts

                                                                             Accumulated
                           Number of                   Additional               Other
                            Shares    Common Treasury   Paid-in   Retained  Comprehensive
                          Outstanding Stock   Stock     Capital   Earnings  Income (Loss)  Total
                          ----------- ------ --------  ---------- --------  ------------- -------
Balance at January 1,
 2000...................   4,223,599  $1,011 $(20,083)  $87,011   $13,955     $(13,584)   $68,310
Net income..............                                            3,794                   3,794
Exercise of stock
 options................      28,435       6                580                               586
Purchase of treasury
 stock..................     (11,088)            (355)                                       (355)
Sale of treasury stock..       1,023               25         7                                32
Cash dividend...........                                           (1,228)                 (1,228)
Net unrealized gain on
 securities available
 for sale...............                                                           795        795
                           ---------  ------ --------   -------   -------     --------    -------
Balance at March 31,
 2000...................   4,241,969  $1,017 $(20,413)  $87,598   $16,521     $(12,789)   $71,934
                           =========  ====== ========   =======   =======     ========    =======
                                                                             Accumulated
                           Number of                   Additional               Other
                            Shares    Common Treasury   Paid-in   Retained  Comprehensive
                          Outstanding Stock   Stock     Capital   Earnings  Income (Loss)  Total
                          ----------- ------ --------  ---------- --------  ------------- -------
Balance at January 1,
 1999...................   3,802,510  $  915 $(18,087)  $72,898   $16,469     $  3,501    $75,696
Net income..............                                            2,968                   2,968
Exercise of stock
 options................      26,901       6                453                               459
Purchase of treasury
 stock..................     (33,798)          (1,036)                                     (1,036)
Sale of treasury stock..         514               12         4                                16
Cash dividend...........                                             (949)                   (949)
Net unrealized gain on
 securities available
 for sale...............                                                        (1,722)    (1,722)
                           ---------  ------ --------   -------   -------     --------    -------
Balance at March 31,
 1999...................   3,796,127  $  921 $(19,111)  $73,355   $18,488      $ 1,779    $75,432
                           =========  ====== ========   =======   =======     ========    =======

              See notes to consolidated financial statements

                   HUDSON VALLEY HOLDING CORP. AND SUBSIDIARY

             CONSOLIDATED STATEMENTS OF CASH FLOWS (Unaudited)

                           Dollars in thousands


                                                               Three Months
                                                             Ended March 31,
                                                             -----------------
                                                              2000      1999
                                                             -------  --------
Operating Activities:
Net income                                                   $ 3,794  $  2,968
Adjustments to reconcile net income to net cash provided by
 operating activities:
  Provision for loan losses................................      350       225
  Depreciation and amortization............................      431       397
  Amortization of premiums on securities, net..............       74       667
  Increase (decrease) in deferred loan fees................       62       (74)
  Increase in accrued interest and other receivables.......   (1,383)   (1,047)
  (Increase) decrease in other assets......................     (534)       45
  Increase (decrease) in accrued interest and other
   liabilities.............................................    2,004    (2,035)
  Other changes, net.......................................      (28)     (160)
                                                             -------  --------
Net cash provided by operating activities..................    4,770       986
                                                             -------  --------
Investing Activities:
Net (increase) decrease in short term investments..........   14,400    (6,000)
Increase in FHLB stock.....................................     (100)   (1,249)
Proceeds from maturities of securities available for sale..   14,030    52,945
Purchases of securities available for sale.................  (27,596) (108,245)
Net increase in loans......................................  (11,090)  (15,670)
Net purchases of premises and equipment....................     (165)   (1,492)
                                                             -------  --------
Net cash used in investing activities......................  (10,521)  (79,711)
                                                             -------  --------
Financing Activities:
Proceeds from issuance of common stock.....................      586       459
Proceeds from sale of treasury stock.......................       32        16
Net increase in deposits...................................   35,666    67,887
Cash dividend paid.........................................   (1,228)     (949)
Repayment of other borrowings..............................  (10,500)      --
Proceeds from other borrowings.............................      --     18,750
Net decrease in securities sold under repurchase agreements
 and short term borrowings.................................  (20,885)  (12,088)
Acquisition of treasury stock..............................     (355)   (1,036)
                                                             -------  --------
Net cash provided by financing activities..................    3,316    73,039
                                                             -------  --------
Decrease in cash and due from banks........................   (2,435)   (5,686)
Cash and due from banks, beginning of period...............   26,185    29,359
                                                             -------  --------
Cash and due from banks, end of period.....................  $23,750  $ 23,673
                                                             =======  ========
Supplemental Disclosures:
Interest paid..............................................  $ 8,809  $  6,381
Income tax payments........................................      --      2,238
Change in unrealized gain (loss) on securities available
 for sale-net of tax.......................................      795    (1,722)

                 See notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

1. Description of Operations

   Hudson Valley Holding Corp. (the "Company") is a New York corporation founded in 1982. The Company is registered as a bank holding company under the Bank Holding Company Act of 1956.

   The Company provides financial services through its wholly-owned subsidiary, Hudson Valley Bank (the "Bank"), a New York chartered commercial bank established in 1972. The Bank is an independent bank headquartered in Westchester County, New York. The Bank has 13 branch offices in Westchester County and 1 in Bronx County, New York. The Bank anticipates opening an additional facility in Bronx county in 2000. The Company and the Bank derive substantially all of their revenue and income from providing banking and related services to small and medium-sized business, professionals, municipalities, not-for-profit organizations and individuals located in Westchester County and, to a lesser extent, the Bronx.

2. Summary of Significant Accounting Policies

   In the opinion of management, the accompanying unaudited consolidated financial statements include all adjustments (comprising only normal recurring adjustments) necessary to present fairly the financial position of the Company at March 31, 2000 and December 31, 1999 and the results of its operations, comprehensive income, cash flows and changes in stockholders' equity for the three month periods ended March 31, 2000 and 1999. The results of operations for the three months ended March 31, 2000 are not necessarily indicative of the results of operations to be expected for the remainder of the year.

   The unaudited consolidated financial statements have been prepared in accordance with generally accepted accounting principles ("GAAP") and predominant practices used within the Banking industry. Certain information and note disclosures normally included in annual financial statements have been omitted.

   In preparing such financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the dates of the consolidated balance sheets and income and expenses for the periods reported. Actual results could differ significantly from those estimates.

   An estimate that is particularly susceptible to significant change in the near term relates to the determination of the allowance for loan losses. In connection with the determination of the allowance for loan losses, management utilizes the work of professional appraisers for significant properties.

   These unaudited consolidated financial statements should be read in conjunction with our audited consolidated financial statements as of and for the year ended December 31, 1999 and notes thereto.

   Intercompany items and transactions have been eliminated in consolidation. Certain reclassifications have been made to prior period accounts to conform to the current period's presentation.

                               INDEX TO EXHIBITS

 Number Exhibit Title
 ------ -------------
        Amended and Restated Certificate of Incorporation of Hudson Valley
  3.1   Holding Corp.

  3.2   By-Laws of Hudson Valley Holding Corp.

  3.3   Specimen of Common Stock Certificate

  4.1   Specimen Stock Restriction Agreement Between the Company and a
        Shareholder Granted Stock Options

  4.2   Specimen Stock Restriction Agreement Between the Company and a
        Shareholder who Acquired Such Shares from a Shareholder Subject to the
        Agreement

 10.1   Hudson Valley Bank Directors' Retirement Plan*

 10.2 Hudson Valley Bank Restated and Amended Supplemental Retirement Plan, effective December 1, 1995*

 10.3   Hudson Valley Bank Supplemental Retirement Plan of 1997*

 10.4   1992 Stock Option Plan*

 10.5   Specimen Non-Statutory Stock Option Agreement*

 10.6   Specimen Incentive Stock Option Agreement*

        Consulting Agreement Between the Company and Director John A. Pratt
 10.7   Jr.*

 11     Statements re: Computation of Earnings Per Share**

 21     Subsidiaries of the Company

 27     Financial Data Schedule**

--------
*  Management compensation plan

** Filed herewith

                                   SIGNATURES

   Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused Amendment No.1 to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                          HUDSON VALLEY HOLDING CORP.
                                          (Registrant)


                                                  /s/ Stephen R. Brown
                                          By: _________________________________
                                             Name: Stephen R. Brown
                                             Title: Executive Vice President,
                                                  Chief Operating Officer and
                                                  Chief Financial Officer

May 12, 2000